



CYS INVESTMENTS
2012 ANNUAL REPORT



Dear Fellow Stockholders,

I am pleased to report another strong year for your Company.

In 2012, CYS distributed on a per share basis $2.37 in cash dividends, while adding $0.29 in NAV appreciation. This follows strong performance in 2011, 2010, and 2009. Since the Company's IPO in June of 2009 at $11.00 per share, we have distributed $7.87 per share of dividends and the NAV has appreciated to $13.31 per share as of the end of 2012.

In early 2012, we correctly anticipated the strength of the mortgage market and positioned the Company to benefit from the price appreciation of our target assets by raising equity capital and successfully putting that capital to work. Market conditions for our target assets have been generally favorable and our financing costs have continued to be exceptionally low. The US Federal Reserve's accommodative posture has created a favorable tailwind for CYS. Chairman Bernanke's exceptional transparency has also been quite helpful in our risk management activities.

The Agency Mortgage Securities Market is heavily influenced by the Federal Reserve's asset Purchase activities. Given the unprecedented levels of these activities, net interest spreads have decreased. As the Federal Reserve's asset purchase activities taper off, we would expect opportunities for reinvestment to improve however, there remains considerable uncertainty around timing. Whether this is two quarters, two years, or two decades, the effective financial management of uncertainty will continue to drive our hedging strategies.

The politics of housing and the inconclusiveness of government policy present the larger long-term uncertainties for our business. Any change to the $10trillion+ US residential mortgage market will likely be met with public discussion from all constituencies. In the short term, the overwhelming complexity of policy issues requiring resolution - and Washington's inability to reach consensus - make it unlikely that the US Government's involvement in the mortgage market will change much in the near term. However, FHFA is currently developing a new mortgage infrastructure, one which could facilitate a 're-engineering' of the US mortgage system. If 2013 proves to be a pivotal year for discussion and debate on the Government's role in housing finance, we believe our Company will be in good position to take advantage of the probable outcomes.

Thank you for your continued interest in CYS Investments. We believe we are well positioned to take advantage of the opportunities likely to surface in the coming quarters.

Kindest Regards,

Kevin E. Grant
Chief Executive Officer, President, Chairman and Founder

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 001-33740

CYS Investments, Inc.
(Exact name of registrant as specified in its charter)

Maryland	20-4072657
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
890 Winter Street, Suite 200 Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(617) 639-0440
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	New York Stock Exchange
7.75% Series A Cumulative Redeemable Preferred Stock, $25.00 Liquidation Preference	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $1,641,535,293 based on the closing price on the New York Stock Exchange as of June 30, 2012.

Number of the registrant's common stock outstanding as of January 31, 2013: 174,933,515

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement with respect to its 2013 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the registrant's fiscal year are incorporated by reference into Part III hereof as noted therein.

CYS INVESTMENTS, INC.

INDEX

PART I. Financial Information

Item 1. Business

In this Annual Report on Form 10-K, we refer to CYS Investments, Inc. as "we," "us," "our company," or "our," unless we specifically state otherwise or the context indicates otherwise. In addition, the following define certain of the commonly used terms in this report: RMBS refers to whole-pool residential mortgage pass-through securities collateralized by residential mortgage loans; agency securities or Agency RMBS refers to our RMBS that are issued or guaranteed by a federally chartered corporation, such as the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or an agency of the U.S. government, such as the Government National Mortgage Association ("Ginnie Mae"); ARMs refers to adjustable-rate residential mortgage loans which typically have interest rates that adjust monthly to an increment over a specified interest rate index; and hybrid ARMs refers to hybrid adjustable-rate residential mortgage loans that have interest rates that are fixed for a specified period of time and, thereafter, generally adjust annually to an increment over a specified interest rate index.

Forward Looking Statements

When used in this Annual Report on Form 10-K, in future filings with the Securities and Exchange Commission ("SEC") or in press releases or other written or oral communications, statements which are not historical in nature, including those containing words such as "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, as such, may involve known and unknown risks, uncertainties and assumptions. The forward-looking statements we make in this Annual Report on Form 10-K include, but are not limited to, statements about the following:

- the effect of movements in interest rates on our assets and liabilities (including our hedging instruments) and our net income;
- our investment, financing and hedging strategy and the success of these strategies;
- the effect of increased prepayment rates on our portfolio;
- our ability to convert our assets into cash or extend the financing terms related to our assets;
- the effect of widening credit spreads on the value of our assets and investment strategy;
- the types of indebtedness we may incur;
- our ability to quantify risks based on historical experience;
- our ability to be taxed as a real estate investment trust ("REIT") and to maintain an exemption from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act");
- the tax limitations of capital loss carryforwards and other built in losses;
- our assessment of counterparty risk;
- our ability to meet short term liquidity requirements with our cash flow from operations and borrowings;
- our liquidity;
- our asset valuation policies;
- our distribution policy;
- events or circumstances which undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large depository institutions or other significant corporations, terrorist attacks, natural or man-made disasters, or threatened or actual armed conflicts; and
- the effect of U.S. Government actions on interest rates and the housing and credit markets.

Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors could cause actual results to vary from our forward-looking statements:

- the factors referenced in this annual report on Form 10-K, including those set forth under the section captioned "Risk Factors;"
- changes in our investment, financing and hedging strategy;
- the adequacy of our cash flow from operations and borrowings to meet our short term liquidity requirements;
- the liquidity of our portfolio;
- unanticipated changes in our industry, interest rates, the credit markets, the general economy or the real estate market;
- changes in interest rates and the market value of our Agency RMBS;
- changes in the prepayment rates on the mortgage loans underlying our Agency RMBS;
- our ability to borrow to finance our assets;
- changes in government regulations affecting our business;
- our ability to maintain our qualification as a REIT for federal income tax purposes;
- our ability to maintain our exemption from registration under the Investment Company Act and the availability of such exemption in the future; and
- risks associated with investing in real estate assets, including changes in business conditions and the general economy.

These and other risks, uncertainties and factors, including those described elsewhere in this report, could cause our actual results to differ materially from those projected in any forward-looking statements we make. All forward-looking statements speak only as of the date on which they are made. New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our Company

We are a specialty finance company created with the objective of achieving consistent risk-adjusted investment income. We have elected to be taxed as a REIT for federal income tax purposes. We were formed as a Maryland corporation on January 3, 2006, commenced operations in February 2006 and completed an initial public offering of our common stock in June 2009. We conduct all of our business through and hold all of our assets in CYS Investments, Inc.

Our Investment Strategy

We invest in Agency RMBS collateralized by fixed rate single-family residential mortgage loans (primarily 10, 15, 20 or 30 years), ARMs, which have coupon rates that reset monthly, or hybrid ARMs, which have a coupon rate that is fixed for an initial period (typically three, five, seven or 10 years) and thereafter resets at regular intervals. In addition, our investment guidelines permit investments in collateralized mortgage obligations issued by a government agency or government-sponsored entity that are collateralized by Agency RMBS ("CMOs"), although we had not invested in any CMOs as of December 31, 2012. On December 10, 2012 our board of directors amended our investment guidelines to allow us to invest in debt securities issued by the U.S. Department of the Treasury or a government-sponsored entity that are not backed by collateral but, in the case of government agencies, are backed by the full faith and credit of the U.S. government ("U.S. Treasury Securities"), and, in the case of government sponsored entities, are backed by the integrity and creditworthiness of the issuer ("US Agency Debentures"). We had not invested in any U.S. Agency Debentures as of December 31, 2012. Our primary reason for investing in U.S. Treasury Securities is to post collateral for swaps when required.

We make investment decisions based on various factors, including, but not limited to, relative value, expected cash yield, supply and demand, costs of hedging, costs of financing, liquidity, expected future interest rate volatility and the overall shape of the U.S. Treasury and interest rate swap yield curves. We do not attribute any particular quantitative significance to any of these factors, and the weight given to these factors varies depending on market conditions and economic trends. We believe that this strategy enables us to pay dividends and achieve capital appreciation throughout changing interest rate and credit cycles, and provide attractive long term returns to investors.

Our investment strategy is designed to:

- build an investment portfolio consisting primarily of Agency RMBS that generates risk-adjusted investment income;
- manage financing, interest and prepayment rate risks;
- capitalize on discrepancies in the relative valuations in the Agency RMBS market;
- manage cash flow so as to provide for regular quarterly distributions to stockholders;
- limit credit risk;
- minimize the impact that changing interest rates have on our net investment income;
- opportunistically invest in other assets within our investment guidelines;
- cause us to maintain our qualification as a REIT; and
- cause us to remain exempt from the registration requirements of the Investment Company Act.

Our income is generated primarily from the difference, or net spread, between the interest income we earn on our investment portfolio and the cost of our borrowings and hedging activities. We believe the most prudent approach to generating a positive net spread is to manage our liabilities to mitigate the interest rate risks of our investments. To seek to achieve this result, we employ short term financing for our Agency RMBS portfolio in combination with interest rate swaps and caps to hedge all or a portion of the interest rate risk associated with the financing of our portfolio. In the future, we may, subject to maintaining our REIT qualification, also employ other hedging techniques from time to time, including interest rate floors, collars and Eurodollar and U.S. Treasury futures, to protect against adverse interest rate movements.

Because our investments vary in interest rate, prepayment speed and maturity, the leverage or borrowings that we employ to fund our asset purchases are not exactly matched to the terms or performance of our assets. Based on our experience, because our assets are not match funded, such assets' market prices may change more slowly than the corresponding liabilities. Consequently, changes in interest rates, particularly short term interest rates, may significantly influence our net income. Decreases in these short term rates will tend to increase our net income and the market value of our assets, while increases in these rates will tend to decrease our net income and the market value of our assets and could possibly result in operating losses. Our approach to managing our investment portfolio is to take a longer term view of assets and liabilities, such that our net income and mark-to-market valuations at the end of a financial reporting period will not significantly influence our strategy of maximizing cash distributions to stockholders and achieving capital appreciation over the long term.

Investment Sourcing

We source the majority of our investments through relationships with a large and diverse group of financial intermediaries, ranging from major commercial and investment banks to specialty investment dealers and brokerage firms.

Investment Process

Management evaluates each one of our investment opportunities based on its expected risk-adjusted investment income relative to the investment income available from other comparable investments. In addition, management evaluates new opportunities based on their relative expected returns compared to the securities held in our portfolio. The terms of any leverage available to us for use in funding an investment purchase are also taken into consideration, as are any risks posed by illiquidity or correlations with other securities in the portfolio.

The key steps of our investment process are summarized below:

- allocation of our capital to the attractive types of Agency RMBS;
- review of asset allocation plan for overall risk management and diversification;
- research and selection of individual securities and financing (leverage) strategies;
- active portfolio monitoring within asset classes, together with ongoing risk management (hedging) and periodic rebalancing, to maximize long term income with capital stability; and
- consideration of the impact on maintaining our REIT qualification and our exemption from registration under the Investment Company Act.

Financing Strategy

We use leverage to finance a portion of our Agency RMBS portfolio and to seek to increase potential returns to our stockholders. Our use of leverage may, however, also have the effect of increasing losses when securities in our portfolio decline in value. Currently, our target leverage is in the range of approximately six to 10 times the amount of our net assets. The amount of leverage we incur may vary from time to time depending on market conditions and other factors we deem relevant. As of December 31, 2012, our portfolio leverage ratio (calculated by dividing (i) our repurchase agreements balance plus payable for securities purchased minus receivable for securities sold by (ii) net assets) was approximately 7.7 to 1.

We finance our Agency RMBS investments using a diversified approach involving repurchase agreements with multiple commercial and investment banks. Using repurchase agreements, we are able to borrow against the value of our assets. Under these agreements, we sell our assets to a counterparty and agree to repurchase the same assets from the counterparty at a price equal to the original sales price plus an interest factor. If the market value of the securities sold by us to a counterparty declines, we may be required by the counterparty to provide additional collateral, which is commonly referred to as a margin call. Our repurchase agreements are accounted for as debt for purposes of generally accepted accounting principles ("GAAP") and secured by the underlying assets. During the period of a repurchase agreement, we are entitled to and receive the principal and interest payments on the related assets.

We maintain formal relationships with multiple counterparties that are broker/dealers and commercial and investment banks for the purpose of obtaining financing on favorable terms and to mitigate counterparty credit risk. As of December 31, 2012, we had repurchase agreements in place with 37 counterparties and indebtedness outstanding with 23 counterparties in an aggregate amount of approximately $14.0 billion, or approximately 67% of the fair value of our portfolio, and a weighted average borrowing rate of 0.48%. Currently, the percentage amounts by which the collateral value must exceed the amount borrowed, which we refer to as the haircut, are between 3% and 6%. As a borrower, we are subject to margin calls from counterparties if the value of the collateral that we have posted has declined below the haircut level, which may occur due to prepayments of the mortgages causing the face value of the mortgage pool provided as collateral to the counterparty to decline or when the value of the mortgage pool provided as collateral declines as a result of interest rate movements or spread widening.

In the future, we may utilize other financing techniques, which may include but not necessarily be limited to the issuance of secured or unsecured debt, preferred stock or trust preferred securities.

Hedging Strategy

Subject to maintaining our qualification as a REIT, we utilize derivative financial instruments to hedge a portion of the interest rate risk associated with the financing of our portfolio. Our most common method of financing Agency RMBS is through repurchase agreements, which generally have maturities between 30 and 90 days. The weighted average life of the Agency RMBS we own is generally much longer. The difference in maturities, in addition to prepayments, adjustable-rate features of ARMs, and other potential changes in timing and/or amount of cash flows, creates potential interest rate risk. We engage in interest rate hedging activities intended to mitigate changes in interest rates that we expect would impair our ability to continue to finance assets we own at favorable rates. Our hedging techniques are also used in an attempt to protect us against declines in the market value of our assets that result from general trends in debt markets. We rely on management's expertise in determining the type and amount of interest rate hedging methods to achieve these goals. Our interest rate hedging methods have historically consisted of interest rate swaps (a contract exchanging a variable rate for a fixed rate, or vice versa), including cancelable interest rate swaps (swaps that may be canceled at one party's option before expiry), and interest rate caps (a contract protecting against a rise in interest rates above a fixed level). In the future, our interest rate hedging methods are likely to continue to consist of interest rate swaps, including cancelable interest rate swaps, and interest rate caps, but may also include interest rate floors (a contract protecting against a decline in interest rates below a fixed level), interest rate collars (a combination of caps and floors), Eurodollar and U.S. Treasury futures and other interest rate and non-interest rate derivative instruments or contracts.

We enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates on certain short term repurchase agreements. Our repurchase agreements generally carry interest rates that correspond to the London Interbank Offered Rate ("LIBOR"), for the borrowing periods. Historically, we have sought to enter into interest rate swap agreements structured such that we receive payments based on a variable interest rate and make payments based on a fixed interest rate. The variable interest rate on which payments are received is calculated based on various reset mechanisms for LIBOR. Additionally, we have entered into interest rate cap agreements structured such that we receive payments based on a variable interest rate being above a fixed cap interest rate. The variable interest rate on which payments are received on interest rate caps is also calculated based on various reset mechanisms for LIBOR. Our interest rate swap and cap agreements effectively fix or cap our borrowing cost and are not held for speculative or trading purposes. As of December 31, 2012, we had established interest rate swap and cap agreements covering $10.9 billion, or approximately 59% of the aggregate fair value of our portfolio, that has been financed under repurchase agreements and payable for securities purchased. We only enter into interest rate swap and cap agreements related to financing for Agency RMBS collateralized by hybrid ARMs and fixed rate mortgage loans. We do not hedge Agency RMBS collateralized by monthly reset ARMs because their interest rates reset monthly and move closely in time with the interest rates under the corresponding repurchase agreements.

Our Portfolio

Agency RMBS are residential mortgage pass-through securities, the principal and interest of which are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Our current portfolio of Agency RMBS is backed by fixed rate mortgages and hybrid ARMs that typically have a fixed coupon for three, five, seven or 10 years, and then pay an adjustable coupon that generally resets annually over a predetermined interest rate index. Our Agency RMBS portfolio is made up of 0.3% 2009 production; 3.4% 2010 production; 16.0% 2011 production; 58.6% 2012 production; and 21.7% of forward settling transactions that will be 2013 production when settled. As of December 31, 2012, our Agency RMBS portfolio consisted of the following:

	Par Value	Fair Value	Weighted Average				
Asset Type	(in thousands)		Cost/Par	Fair Value/Par	MTR[(1)]	Coupon	CPR[(2)]
10 Year Fixed Rate	$ 207,091	$ 219,747	$ 103.60	$ 106.11	N/A	3.50%	19.4%
15 Year Fixed Rate	11,092,374	11,717,136	104.32	105.63	N/A	3.05%	16.1%
20 Year Fixed Rate	1,087,835	1,148,932	104.96	105.62	N/A	3.17%	10.1%
30 Year Fixed Rate	3,571,692	3,817,488	105.78	106.88	N/A	3.59%	8.9%
Hybrid ARMs	3,722,510	3,900,840	103.54	104.79	74.3	2.71%	19.1%
Total/Weighted Average	$ 19,681,502	$ 20,804,143	$ 104.47	$ 105.70	74.3 [(3)]	3.10%	15.8%

(1) MTR, or "Months to Reset" is the number of months remaining before the fixed rate on a hybrid ARM becomes a variable rate. At the end of the fixed period, the variable rate will be determined by the margin and the pre-specified caps of the ARM. After the fixed period, 100% of the hybrid ARMS in the portfolio reset annually.

(2) CPR, or "Constant Prepayment Rate" is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year. Specifically, the CPR is an annualized version of the prior three month prepayment rate. Securities with no prepayment history are excluded from this calculation.

(3) Weighted average months to reset of our ARM portfolio.

We also held $38.0 million of U.S. Treasury securities and $19.6 million of other investments as of December 31, 2012.

Competition

Our success depends, in large part, on our ability to acquire assets at favorable spreads over our borrowing costs. In acquiring agency securities, we compete with mortgage REITs, mortgage finance and specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders, governmental bodies and other entities. Our competitors, as well as additional competitors that may emerge in the future, may increase the competition for the acquisition of Agency RMBS, which in turn may result in higher prices and lower yields on assets.

Employees

As of January 31, 2013, we had 16 employees.

Risk Management

Our board of directors exercises its oversight of risk management in many ways, including overseeing our senior management's risk-related responsibilities and reviewing management and investment policies and performance against these policies and related benchmarks.

As part of our risk management process, we actively manage the interest rate, liquidity, prepayment and counterparty risks associated with our Agency RMBS portfolio. This process includes monitoring various stress test scenarios on our portfolio. We seek to mitigate our interest rate risk exposure by entering into various hedging instruments in order to minimize our exposure to potential interest rate mismatches between the interest we earn on our investments and our borrowing costs.

We seek to mitigate our liquidity risks by monitoring our liquidity position on a daily basis and maintaining a prudent level of leverage, which we currently consider to be between six and 10 times the amount of net assets in our overall portfolio, based on current market conditions and various other factors, including the health of the financial institutions that lend to us under our repurchase agreements.

We seek to mitigate our prepayment risk by investing in Agency RMBS with a variety of prepayment characteristics, and prepayment protections, as well as by balancing Agency RMBS purchased at a premium with Agency RMBS purchased at a discount.

We seek to mitigate our counterparty risk by (i) diversifying our exposure across a broad number of counterparties, (ii) limiting our exposure to any one counterparty and (iii) monitoring the financial stability of our counterparties.

Additional Information

We have made available on our website at www.cysinv.com copies of the charters of the committees of our board of directors, our code of business conduct and ethics, our corporate governance guidelines, and any materials we file with the SEC. All filings we make with the SEC are also available on our website. Information on our website is not part of this Annual Report on Form 10-K. All reports filed with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Further information regarding the operation of the public reference room may be obtained by calling 1-800-SEC-0330. In addition, all of our reports filed with the SEC can be obtained at the SEC's website at www.sec.gov.

Item 1A. Risk Factors

Investment in our common stock involves significant risks. If any of the risks discussed in this report occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. The risk factors set forth below are not the only risks that may affect us. Some statements in this report, including statements in the following risk factors, constitute forward looking statements. Please refer to the section entitled "Forward Looking Statements."

Risks Related To Our Business

Increases in interest rates and adverse market conditions may negatively affect the value of our investments and increase the cost of our borrowings, which could result in reduced earnings or losses and reduced cash available for distribution to our stockholders.

We invest indirectly in mortgage loans by purchasing Agency RMBS. Under a normal yield curve, an investment in Agency RMBS will decline in value if long term interest rates increase. In addition, net interest income could decrease if the yield curve becomes inverted or flat. Fannie Mae, Freddie Mac or Ginnie Mae guarantees of the principal and interest payments related to the Agency RMBS we own do not protect us from declines in market value caused by changes in interest rates. Declines in the market value of our investments may ultimately result in losses to us, which may reduce earnings and negatively affect cash available for distribution to our stockholders.

A significant risk associated with our investment in Agency RMBS is the risk that both long term and short term interest rates will increase significantly. If long term rates were to increase significantly, the market value of our Agency RMBS would decline and the duration and weighted average life of the investments would increase. We could realize a loss if the securities were sold. At the same time, an increase in short term interest rates would increase the amount of interest owed on our repurchase agreements used to finance the purchase of Agency RMBS, which would decrease cash available for distribution to our stockholders.

Market values of our investments may decline without any general increase in interest rates for a number of reasons, such as increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk and widening of credit spreads. If the market values of our investments were to decline for any reason, the value of your investment could also decline.

We leverage our portfolio investments in Agency RMBS, which may adversely affect our return on our investments and may reduce cash available for distribution to our stockholders.

We leverage our portfolio investments in Agency RMBS through borrowings under repurchase agreements. Leverage can enhance our potential returns but can also exacerbate losses. The percentage of leverage will vary depending on our ability to obtain these financing facilities. As of December 31, 2012, our portfolio leverage ratio (calculated by dividing (i) our repurchase agreements balance plus payable for securities purchased minus receivable for securities sold by (ii) net assets) was approximately 7.7 to 1. Our return on our investments and cash available for distribution to our stockholders may be reduced if market conditions cause the cost of our financing to increase relative to the income that can be derived from the assets acquired, which could adversely affect the price of our common stock. In addition, our debt service payments will reduce cash flow available for distributions to stockholders. We may not be able to meet our debt service obligations. To the extent that we cannot meet our debt service obligations, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

Our lenders may require us to provide additional collateral, especially when the market values for our investments decline, which may restrict us from leveraging our assets as fully as desired, and reduce our liquidity, earnings and cash available for distribution to our stockholders.

We currently use repurchase agreements to finance our investments in Agency RMBS. Our repurchase agreements allow the lenders, to varying degrees, to determine a new market value of the collateral to reflect current market conditions. If the market value of the securities pledged or sold by us to a funding source declines, we may be required by the lender to provide additional collateral or pay down a portion of the funds advanced on minimal notice, which is known as a margin call. Posting additional collateral will reduce our liquidity and limit our ability to leverage our assets, which could adversely affect our business. Additionally, in order to satisfy a margin call, we may be required to liquidate assets at a disadvantageous time, which could cause us to incur further losses and adversely affect our results of operations and financial condition, and may impair our ability to maintain our current level of distributions to our stockholders. We receive margin calls from our repurchase agreement counterparties from time to time in the ordinary course of business similar to other entities in the specialty finance business. As of December 31, 2012, we had approximately $1,519.3 million in Agency RMBS, U.S. Treasury securities, cash and cash equivalents available to satisfy future margin calls. In the event we do not have sufficient liquidity to satisfy these margin calls, lending institutions can accelerate our indebtedness, increase our borrowing rates, liquidate our collateral and terminate our ability to borrow. Such a situation would likely result in a rapid deterioration of our financial condition and possibly necessitate a filing for protection under the U.S. Bankruptcy Code.

Hedging against interest rate exposure may not completely insulate us from interest rate risk and may adversely affect our earnings, which could adversely affect cash available for distributions to our stockholders.

Subject to compliance with the requirements to qualify as a REIT, we engage in certain hedging transactions to limit our exposure to changes in interest rates and therefore may expose ourselves to risks associated with such transactions. We may utilize instruments such as interest rate swaps, caps, collars and floors and Eurodollar and U.S. Treasury futures to seek to hedge the interest rate risk associated with our portfolio. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, we may establish other hedging positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio positions should increase. Moreover, it may not be possible to hedge against an interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging transactions depends on our ability to accurately predict movements of interest rates and credit spreads. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

We currently hedge against interest rate risk. Our hedging activity varies in scope based on the level and volatility of interest rates, the type of portfolio investments held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- the credit quality of the hedging counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the counterparty in the hedging transaction may default on its obligation to pay.

Our interest rate hedging activity may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders and negatively impact our stock price.

Our use of repurchase agreements may give our lenders greater rights in the event that either we or any of our lenders file for bankruptcy, which may make it difficult for us to recover our collateral.

Our borrowings under repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, giving our lenders the ability to avoid the automatic stay provisions of the U.S. Bankruptcy Code and take possession of and liquidate our collateral under the repurchase agreements without delay if we file for bankruptcy. Furthermore, the special treatment of repurchase agreements under the U.S. Bankruptcy Code may make it difficult for us to recover our pledged assets in the event that any of our lenders file for bankruptcy. Thus, the use of repurchase agreements exposes our pledged assets to risk in the event of a bankruptcy filing by either our lenders or us. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970 or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our investment under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes.

Our use of certain hedging techniques may expose us to counterparty risks.

If an interest rate swap counterparty cannot perform under the terms of the interest rate swap, we may not receive payments due under that swap, and thus, we may lose any unrealized gain associated with the interest rate swap. The hedged liability could cease to be hedged by the interest rate swap. Additionally, we may also risk the loss of any collateral we have pledged to secure our obligations under the interest rate swap if the counterparty becomes insolvent or files for bankruptcy. Similarly, if an interest rate cap counterparty fails to perform under the terms of the interest rate cap agreement, we may not receive payments due under that agreement that would offset our interest expense. We could then incur a loss for the then remaining fair market value of the interest rate cap.

If the lending institution under one or more of our repurchase agreements defaults on its obligation to resell the underlying security back to us at the end of the agreement term, we will lose money on our repurchase transactions.

When we engage in a repurchase transaction, we initially sell securities to the transaction counterparty under a master repurchase agreement in exchange for cash from the counterparty. The counterparty is obligated to resell the same securities back to us at the end of the term of the repurchase agreement, which typically is 30 to 90 days, but may be up to one year. If the counterparty in a repurchase transaction defaults on its obligation to resell the securities back to us, we will incur a loss on the transaction equal to the amount of the haircut (assuming no change in the value of the securities). Losses incurred on our repurchase transactions would adversely affect our earnings and our cash available for distribution to our stockholders.

If we default on our obligations under our repurchase agreements, we may be unable to establish a suitable replacement facility on acceptable terms or at all.

If we default on one of our obligations under a repurchase agreement, the counterparty may terminate the agreement and cease entering into any other repurchase agreements with us. In that case, we would likely need to establish a replacement repurchase facility with another financial institution in order to continue to leverage our investment portfolio and carry out our investment strategy. We may be unable to establish a suitable replacement repurchase facility on acceptable terms or at all.

Failure to procure adequate funding and capital would adversely affect our results and may, in turn, negatively affect the value of our common stock and our ability to distribute cash to our stockholders.

We depend upon the availability of adequate funding and capital for our operations. To maintain our status as a REIT, we are required to distribute at least 90% of our REIT taxable income annually, determined without regard to the deduction for dividends paid and excluding net capital gain, to our stockholders and therefore are not able to retain our earnings for new investments. We cannot assure you that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us. In the event that we cannot obtain sufficient funding and capital on acceptable terms, there may be a negative impact on the value of our common stock and our ability to make distributions to our stockholders, and you may lose part or all of your investment.

Although the immediate effect of "QE3" was an increase of Agency RMBS prices, there is no certainty as to what effect QE3 and other recently announced governmental actions might have in the future on the price and liquidity of the securities in which we invest. However, the confluence of such factors as QE3 and further governmental efforts to increase home loan refinancing opportunities could simultaneously raise Agency RMBS prices and increase prepayment activity, which could place downward pressure on our net interest margin.

On September 13, 2012, the U.S. Federal Reserve, or the Federal Reserve, announced a third round of quantitative easing, or QE3, which is an open-ended program designed to expand the Federal Reserve's holdings of long-term securities by purchasing an additional $40 billion of Agency RMBS per month until key economic indicators, such as the unemployment rate, show signs of improvement. When combined with programs to extend the average maturity of the Federal Reserve's holdings of securities, which is known as "Operation Twist" and described below, and reinvest principal and interest payments from the Federal Reserve's holdings of agency debt and Agency RMBS into Agency RMBS, QE3 was expected to increase the Federal Reserve's holdings of long-term securities by $85 billion each month through the end of 2012. The Federal Reserve also announced that it would keep the target range for the Federal Funds Rate between zero and 0.25% through at least mid-2015, which is six months longer than previously expected.

The Federal Reserve provided further guidance to the market in December 2012 by stating that it intended to keep the Federal Funds Rate close to zero while the unemployment rate is above 6.5% and as long as inflation does not rise above 2.5%. In December 2012, the Federal Reserve also announced that it would initially begin buying $45 billion of long-term Treasury bonds each month and noted that such amount may increase in the future. This bond purchase program replaced the program known as "Operation Twist," in which the Federal Reserve repurchased approximately $45 billion of long-term Treasury bonds each month and sold approximately the same amount of short-term Treasury bonds. The Federal Reserve expects these measures to put downward pressure on long-term interest rates.

The immediate impact of the announcement of QE3 was an increase in Agency RMBS prices. This effect was especially pronounced on Agency RMBS that the Federal Reserve was expected to target for acquisition under QE3. Since the initial price spike, prices for all but the target securities have receded below the price levels that existed before the announcement of QE3. We do not anticipate targeting for acquisition the same securities the Federal Reserve has targeted to date, although the securities targeted by the Federal Reserve could change. To the extent that the scope and effectiveness of government-sponsored refinancing programs increases, prepayments on our target securities could increase accordingly. The combination of higher prices and higher refinancing activity on our target securities could decrease our net interest margin. To the extent QE3 decreases the liquidity in the market of our target securities, which has yet to be the case, we might not be able to acquire the securities we target or acquire them in the quantities we desire.

The downgrade of the U.S.'s and certain European countries' credit ratings, any future downgrades of the U.S.'s and certain European countries' credit ratings and the failure to resolve issues related to the "fiscal cliff" and the U.S. debt ceiling may materially adversely affect our business, liquidity, financial condition and results of operations.

Recent U.S. debt ceiling and budget deficit concerns and the possibility that U.S. lawmakers may be unable to avoid the "fiscal cliff," together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the U.S. Although U.S. lawmakers passed legislation to raise the federal debt ceiling in 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the U.S. from "AAA" to "AA+" in August 2011. The impact of any further downgrades to the U.S. Government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In addition, some economists predict the U.S. economy could fall into recession if the U.S. Government fails to achieve a plan to avoid the "fiscal cliff," which generally refers to certain tax increases and automatic spending cuts that were scheduled to become effective at the end of 2012. The U.S. Government adopted legislation in December 2012 to address the planned tax increases, but deferred many of the automatic spending cuts for two months. In January 2013 the U.S. Government adopted legislation to suspend the debt ceiling for three months. Further, Moody's and Fitch have each warned that they may downgrade the U.S. Government's rating if the federal debt is not stabilized. If the U.S.'s credit rating were downgraded it would likely impact the credit risk associated with Agency RMBS in our portfolio. A downgrade of the U.S. Government's credit rating or a default by the U.S. Government to satisfy its debt obligations likely would create broader financial turmoil and uncertainty, which would weigh heavily on the global banking system. Absent further quantitative easing by the Federal Reserve, these developments, along with the European sovereign debt crisis, could cause interest rates and borrowing costs to rise and a reduction in the availability of credit, which may negatively impact the value of the assets in our portfolio, our net income, liquidity and our ability to finance our assets on favorable terms.

Loss of our exemption from regulation under the Investment Company Act would negatively affect the value of shares of our common stock and our ability to distribute cash to our stockholders.

We have operated and intend to continue to operate our business so as to be exempt from registration under the Investment Company Act because we are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Specifically, we invest and intend to continue to invest so that at least 55% of the assets that we own on an unconsolidated basis consist of qualifying mortgages and other liens and interests in real estate, which are collectively referred to as "qualifying real estate assets," and so that at least 80% of the assets we own on an unconsolidated basis consist of real estate related assets (including our qualifying real estate assets). We treat Fannie Mae, Freddie Mac and Ginnie Mae whole-pool residential mortgage pass-through securities issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by the pool as qualifying real estate assets. Although CMOs are real estate related assets, they are not "qualifying real estate assets" for purposes of the Investment Company Act.

On August 31, 2011, the SEC issued a concept release (No. IC-29778; File No. SW7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments) pursuant to which it is reviewing whether certain companies that invest in RMBS and rely on the exemption from registration under Section 3(c)(5)(C) of the Investment Company Act (such as us) should be allowed to continue relying on such exemption from registration.

If we fail to qualify for this exemption, or the SEC determines that companies that invest in RMBS are no longer able to rely on this exemption, we could be required to restructure our activities in a manner that, or at a time when, we would not otherwise choose to do so, or we may be required to register as an investment company under the Investment Company Act, either of which could negatively affect the value of shares of our common stock and our ability to make distributions to our stockholders.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, may adversely affect our business.

The payments we receive on the Agency RMBS in which we invest depend upon a steady stream of payments on the mortgages underlying the securities and are guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. Ginnie Mae is part of a U.S. Government agency and its guarantees are backed by the full faith and credit of the United States. Fannie Mae and Freddie Mac are U.S. Government-sponsored entities ("GSEs"), but their guarantees are not backed by the full faith and credit of the United States.

Since 2007, Fannie Mae and Freddie Mac have reported substantial losses and a need for substantial amounts of additional capital. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruption, Congress and the U.S. Treasury undertook a series of actions to stabilize these GSEs and the financial markets, generally. The Housing and Economic Recovery Act of 2008 was signed into law on July 30, 2008, and established the Federal Housing Finance Agency, ("FHFA"), with enhanced regulatory authority over, among other things, the business activities of Fannie Mae and Freddie Mac and the size of their portfolio holdings. On September 7, 2008, in response to the deterioration in the financial condition of Fannie Mae and Freddie Mac, the FHFA placed Fannie Mae and Freddie Mac into conservatorship, which is a statutory process pursuant to which the FHFA will operate Fannie Mae and Freddie Mac as conservator in an effort to stabilize the entities. Together with the U.S. Treasury and the U.S. Federal Reserve, the FHA has undertaken actions designed to boost investor confidence in Fannie Mae and Freddie Mac, support the availability of mortgage financing and protect taxpayers. The appointment of the FHFA as conservator of both Fannie Mae and Freddie Mac allows the FHFA to control the actions of the two GSEs without forcing them to liquidate, which would be the case under receivership. In addition, the U.S. Treasury has taken steps to capitalize and provide financing to Fannie Mae and Freddie Mac and agreed to purchase direct obligations and Agency RMBS issued or guaranteed by Fannie Mae or Freddie Mac.

Shortly after Fannie Mae and Freddie Mac were placed in federal conservatorship, the Secretary of the U.S. Treasury, in announcing the actions, noted that the guarantee structure of Fannie Mae and Freddie Mac required examination and that changes in the structures of the entities were necessary to reduce risk to the financial system. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be eliminated or considerably limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes Agency RMBS and could have broad adverse market implications as well as negatively impact us.

The problems faced by Fannie Mae and Freddie Mac resulting in their being placed into federal conservatorship have stirred debate among some federal policy makers regarding the continued role of the U.S. Government in providing liquidity for the residential mortgage market. If federal policy makers decide that the U.S. Government's role in providing liquidity for the residential mortgage market should be reduced or eliminated, each of Fannie Mae and Freddie Mac could be dissolved and the U.S. Government could decide to stop providing liquidity support of any kind to the mortgage market. If Fannie Mae or Freddie Mac were eliminated, or their structures were to change radically, we would not be able to acquire Agency RMBS from these companies, which would drastically reduce the amount and type of Agency RMBS available for investment. As of December 31, 2012, 99.9% of our investments had the principal and interest guaranteed by either Fannie Mae, Freddie Mac or Ginnie Mae or were U.S. Treasury securities.

Our income could be negatively affected in a number of ways depending on the manner in which related events unfold. For example, the current credit support provided by the U.S. Treasury to Fannie Mae and Freddie Mac, and any additional credit support it may provide in the future, could have the effect of lowering the interest rate we receive from Agency RMBS, thereby tightening the spread between the interest we earn on our portfolio of targeted investments and our cost of financing that portfolio. A reduction in the supply of Agency RMBS could also increase the prices of Agency RMBS we seek to acquire thereby reducing the spread between the interest we earn on our portfolio of targeted assets and our cost of financing that portfolio.

As indicated above, recent legislation has changed the relationship between Fannie Mae and Freddie Mac and the U.S. Government and requires Fannie Mae and Freddie Mac to reduce the amount of mortgage loans they own or for which they provide guarantees on Agency RMBS. The effect of the actions taken by the U.S. Government remains uncertain. Furthermore, the scope and nature of the actions that the U.S. Government will ultimately undertake are unknown and will continue to evolve. Future legislation could further change the relationship between Fannie Mae and

Freddie Mac and the U.S. Government, and could also nationalize or eliminate these GSEs entirely. Any law affecting these GSEs may create market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac. As a result, such laws could increase the risk of loss on investments in Fannie Mae and/or Freddie Mac Agency RMBS. It is also possible that such laws could adversely impact the market for such securities and the spreads at which they trade. All of the foregoing could materially adversely affect the pricing, supply, liquidity and value of our target assets and otherwise materially adversely affect our business, operations and financial condition.

We cannot predict the impact, if any, on our earnings or cash available for distribution to our stockholders of the FHFA's proposed revisions to Fannie Mae's, Freddie Mac's and Ginnie Mae's existing infrastructures to align the standards and practices of the three entities.

On February 21, 2012, the FHFA released its *Strategic Plan for Enterprise Conservatorships*, which set forth three goals for the next phase of the Fannie Mae and Freddie Mac conservatorships. These three goals are to (i) build a new infrastructure for the secondary mortgage market, (ii) gradually contract Fannie Mae and Freddie Mac's presence in the marketplace while simplifying and shrinking their operations, and (iii) maintain foreclosure prevention activities and credit availability for new and refinanced mortgages. On October 4, 2012, the FHFA released its white paper entitled *Building a New Infrastructure for the Secondary Mortgage Market*, which proposes a new infrastructure for Fannie Mae and Freddie Mac that has two basic goals.

The first such goal is to replace the current, outdated infrastructures of Fannie Mae and Freddie Mac with a common, more efficient infrastructure that aligns the standards and practices of the two entities, beginning with core functions performed by both entities such as issuance, master servicing, bond administration, collateral management and data integration. The second goal is to establish an operating framework for Fannie Mae and Freddie Mac that is consistent with the progress of housing finance reform and encourages and accommodates the increased participation of private capital in assuming credit risk associated with the secondary mortgage market.

The FHFA recognizes that there are a number of impediments to their goals which may or may not be surmountable, such as the absence of any significant secondary mortgage market mechanisms beyond Fannie Mae, Freddie Mac and Ginnie Mae, and that their proposals are in the formative stages. As a result, it is unclear if the proposals will be enacted. If such proposals are enacted, it is unclear how closely what is enacted will resemble the proposals from the FHFA White Paper or what the effects of the enactment will be in terms of our net asset value, earnings or cash available for distribution to our stockholders.

Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, the Agency RMBS in which we invest.

During the second half of 2008, the U.S. Government, through the Federal Housing Authority, ("FHA"), and the Federal Deposit Insurance Corporation ("FDIC"), commenced implementation of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. These and any future programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans.

In addition, in February 2009 the U.S. Treasury announced the Homeowner Affordability and Stability Plan, or HASP, which is a multi-faceted plan, intended to prevent residential mortgage foreclosures by, among other things:

- allowing certain homeowners whose homes are encumbered by Fannie Mae or Freddie Mac conforming mortgages to refinance those mortgages into lower interest rate mortgages with either Fannie Mae or Freddie Mac;
- creating the Homeowner Stability Initiative, which is intended to utilize various incentives for banks and mortgage servicers to modify residential mortgage loans with the goal of reducing monthly mortgage principal and interest payments for certain qualified homeowners; and
- allowing judicial modifications of Fannie Mae and Freddie Mac conforming residential mortgage loans during bankruptcy proceedings.

In September 2011, the White House announced they are working on a major plan to allow some of the 11 million homeowners who owe more on their mortgages than their homes are worth to refinance. In October 2011, the FHFA announced proposed changes to the Home Affordable Refinance Program ("HARP") that would expand access to refinancing for qualified individuals and families whose homes have lost value, among other things, increasing the HARP loan-to-value ratio above 125%. However, this would only apply to mortgages guaranteed by the GSEs. There are many challenging issues to this proposal, notably the question as to whether a loan with a loan-to-value ratio of 125% qualifies as a mortgage or an unsecured consumer loan. The chances of this initiative's success have created additional uncertainty in the RMBS market, particularly with respect to possible increases in prepayment rates.

On January 4, 2012, the U.S. Federal Reserve issued a white paper outlining additional ideas with regard to refinancing's and loan modifications. It is likely that loan modifications would result in increased prepayments on some Agency RMBS. See"—Prepayment rates could negatively affect the value of our Agency RMBS, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our stockholders," for information relating to the impact of prepayments on our business. These initiatives, any future loan modification programs and future legislative or regulatory actions, including amendments to the bankruptcy laws, that result in the modification of outstanding mortgage loans may adversely affect the value of, and the returns on, the Agency RMBS, CMOs and US Agency Debentures in which we may invest.

Prepayment rates could negatively affect the value of our Agency RMBS, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our stockholders.

In the case of residential mortgage loans, there are seldom any restrictions on borrowers' abilities to prepay their loans. Homeowners tend to prepay mortgage loans faster when applicable mortgage interest rates decline. Furthermore, both HARP and QE3 could cause an increase in prepayment rates. Consequently, owners of the loans have to reinvest the money received from the prepayments at the lower prevailing interest rates. Conversely, homeowners tend not to prepay mortgage loans when mortgage interest rates remain steady or increase. Consequently, owners of the loans are unable to reinvest money that would have otherwise been received from prepayments at the higher prevailing interest rates. This volatility in prepayment rates may affect our ability to maintain targeted amounts of leverage on our Agency RMBS portfolio and may result in reduced earnings or losses for us and negatively affect the cash available for distribution to our stockholders.

Fannie Mae, Freddie Mac or Ginnie Mae guarantees of principal and interest related to the Agency RMBS we own do not protect us against prepayment risks.

Our portfolio investments are recorded at fair value based on market quotations from pricing services and broker/ dealers. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

All of our current portfolio investments are, and some of our future portfolio investments will be, in the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. We currently value and will continue to value these investments monthly at fair value as determined by our management based on market quotations from pricing services and brokers/dealers. Because such quotations and valuations are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates, and our determinations of fair value may differ materially from the values that would have been used if a public market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

We may be required to discontinue use of investment company accounting, which may be confusing to investors.

We adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 946"), Clarification on the Scope of Audit and Accounting Guide Investment Companies ("ASC 946"), prior to its deferral in February 2008. In October 2011, the FASB issued a proposed accounting standards update, ASU 2011-200, Financial Services - Investment Companies (Topic 946), presenting Amendments to the Scope, Measurement and Disclosure Requirements. While the final ASU has not been finalized, based on the proposed ASU we may have to discontinue investment company accounting effective January 1, 2014, with retrospective application. If we are required to discontinue investment company accounting, this could be confusing to investors, impact the understanding of our financial statements, and potentially affect the value of the shares of our common stock.

Our delayed delivery transactions, including "to-be-announced" transactions, or TBAs, subject us to certain risks, including price risks and counterparty risks.

We purchase a substantial portion of our Agency RMBS through delayed delivery transactions, including TBAs. In a delayed delivery transaction, we enter into a forward purchase agreement with a counterparty to purchase either (i) an identified Agency RMBS, or (ii) a to-be-issued (or "to-be-announced") Agency RMBS with certain terms. As with any forward purchase contract, the value of the underlying Agency RMBS may decrease between the contract date and the settlement date. Furthermore, a transaction counterparty may fail to deliver the underlying Agency RMBS at the settlement date. If any of the above risks were to occur, our financial condition and results of operations may be materially adversely affected.

An increase in our borrowing costs relative to the interest we receive on our assets may impair our profitability and thus our cash available for distributions to our stockholders.

As our repurchase agreements and other short term borrowings mature, we must either enter into new borrowings or liquidate certain of our investments at times when we might not otherwise choose to do so. Lenders may seek to use a maturity date as an opportune time to demand additional terms or increased collateral requirements that could be adverse to us and harm our operations. An increase in short term interest rates when we seek new borrowings would reduce the spread between our returns on our assets and the cost of our borrowings. This would reduce the returns on our assets, which might reduce earnings and in turn cash available for distributions to our stockholders. We generally expect that the interest rates tied to our borrowings will adjust more rapidly than the interest rates tied to the assets in which we invest.

We are dependent on our key personnel and the loss of such key personnel could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

We are dependent on the efforts of our key officers and employees, including Kevin E. Grant, our Chief Executive Officer, President and Chief Investment Officer. Although we have an employment agreement with him, we cannot assure he will remain employed with us. The loss of Mr. Grant's services could have a material adverse effect on our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

We operate in a highly competitive market for investment opportunities.

A number of entities compete with us to make the types of investments that we make. We compete with other REITs, financial companies, public and private funds, commercial and investment banks and commercial finance companies. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Several other REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. We provide no assurances that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

Our financial condition and results of operations will depend on our ability to manage future growth effectively.

Our ability to achieve our investment objectives will depend on our ability to grow, which will depend, in turn, on our ability to identify and invest in securities that meet our investment criteria. Accomplishing this result on a cost-effective basis will largely be a function of our ability to structure and implement the investment process and our access to financing on acceptable terms. In order to grow, we need to hire, train, supervise and manage new employees successfully. However, we can offer no assurance that any of those employees will contribute substantial value to us. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We may change our investment strategy and asset allocation without notice or stockholder consent, which may result in riskier investments.

Our board of directors has the authority to change our investment strategy or asset allocation at any time without notice to or consent from our stockholders. In 2008, our board of directors amended our investment guidelines to require that we invest exclusively in Agency RMBS. In 2010, our board of directors modified our investment guidelines to permit investments in CMOs. On December 10, 2012, our board of directors amended our investment guidelines to allow us to invest in U.S. Treasury securities and U.S. Agency Debentures. To the extent that our investment strategy changes in the future, we may make investments that are different from, and possibly riskier than, the investments described in this Annual Report on Form 10-K. A change in our investment strategy may increase our exposure to interest rate and real estate market fluctuations. Furthermore, a change in our asset allocation could result in our allocating assets in a different manner than as described in this Annual Report on Form 10-K.

Our board of directors does not approve each of our investment decisions.

Our directors periodically review our investment guidelines and our investment portfolio. However, our board of directors does not review all of our proposed investments. In addition, in conducting periodic reviews, the directors may rely primarily on information provided to them by our management. Furthermore, transactions entered into or structured for us by our management may be difficult or impossible to unwind by the time they are reviewed by the directors.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or a clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risk since they are not currently traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction most likely will result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. In addition, we may not always be able to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We may enter into derivative contracts that could expose us to unexpected economic losses in the future.

Swaps, caps and certain options and other custom instruments are subject to the risk of non-performance by the counterparty, including risks relating to the creditworthiness of the counterparty. In addition, we also are subject to the risk of the failure of any of the exchanges or clearing houses on which we trade. Subject to maintaining our qualification as a REIT, we may enter into interest rate swaps and caps. Swap and cap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Depending on their structure, swap and cap agreements may increase or decrease exposure to long term or short term interest rates (in the United States or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices, baskets of equity securities or inflation rates. Swap agreements can take many different forms and are known by a variety of names. We are not precluded from any particular form of swap or option agreement if we determine it is consistent with our investment objectives and policies.

Swap and cap agreements tend to shift investment exposure from one type of investment to another. Depending on how they are used, swap and cap agreements may increase or decrease the overall volatility of our portfolio. The most significant factor in the performance of swap agreements is the change in the specific interest rate, currency, individual equity values or other factors that determine the amounts of payments due to and from us. If a swap agreement calls for payments or collateral transfers by us, we must be prepared to make such payments and transfers when due. Additionally, if a counterparty's creditworthiness declines, the value of swap agreements with the counterparty can be expected to decline, potentially resulting in losses by us.

The U.S. Commodity Futures Trading Commission and certain commodity exchanges have established limits referred to as speculative position limits or position limits on the maximum net long or net short position that any person or group of persons may hold or control in particular futures and options. Limits on trading in options contracts also have been established by the various options exchanges. It is possible that trading decisions may have to be modified and that positions held may have to be liquidated to avoid exceeding such limits. Such modification or liquidation, if required, could adversely affect our operations and profitability.

Part of our investment strategy involves entering into derivative contracts that could require us to fund cash payments in the future under certain circumstances, such as the early termination of the derivative agreement caused by any event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the derivative contract. The amount due would be equal to the unrealized loss of the open derivative positions with the respective counterparty and could also include other fees and charges. These potential payments will be contingent liabilities and therefore may not appear on our balance sheet. The economic losses will be reflected in our financial results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. The need to fund these obligations could adversely impact our financial condition.

Failure to obtain and maintain an exemption from being regulated as a commodity pool operator could subject us to additional regulation and compliance requirements and may result in fines and other penalties which could materially adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, established a comprehensive new regulatory framework for derivative contracts commonly referred to as "swaps." As a result, any investment fund that trades in swaps may be considered a "commodity pool," which would cause its operators (and in some cases the fund's directors) to be regulated as "commodity pool operators" ("CPOs"). Under new rules adopted by the U.S. Commodity Futures Trading Commission, or the CFTC, those funds that become commodity pools solely because of their use of swaps must register with the National Futures Association ("NFA"). Registration requires compliance with the CFTC's regulations and the NFA's rules with respect to capital raising, disclosure, reporting, recordkeeping and other business conduct. However, the CFTC's Division of Swap Dealer and Intermediary Oversight recently issued a no-action letter saying, although it believes that mortgage REITs are properly considered commodity pools, it would not recommend that the CFTC take enforcement action against the operator of a mortgage REIT who does not register as a CPO if, among other things, the mortgage REIT limits the initial margin and premiums required to establish its swaps, futures and other commodity interest positions to not more than five percent of its total assets, the mortgage REIT limits the net income derived annually from those commodity interest positions that are not qualifying hedging transactions to less than five percent of its gross income and interests in the mortgage REIT are not marketed to the public as or in a commodity pool or otherwise as or in a vehicle for trading in the commodity futures, commodity options or swaps markets.

We use hedging instruments in conjunction with our investment portfolio and related borrowings to reduce or mitigate risks associated with changes in interest rates, mortgage spreads, yield curve shapes and market volatility. These hedging instruments include interest rate swaps, interest rate futures and options on interest rate futures. We do not currently engage in any speculative derivatives activities or other non-hedging transactions using swaps, futures or options on futures. We do not use these instruments for the purpose of trading in commodity interests, and we do not consider our company or our operations to be a commodity pool as to which CPO registration or compliance is required. We have submitted the required filing to claim the no-action relief afforded by the above-described no-action letter. Consequently, we will be restricted to operating within the parameters discussed in the no-action letter and will not enter into hedging transactions covered by the no-action letter if they would cause us to exceed the limits set forth in the no-action letter.

The CFTC has substantial enforcement power with respect to violations of the laws over which it has jurisdiction, including its anti-fraud and anti-manipulation provisions. For example, the CFTC may suspend or revoke the registration of or the no-action relief afforded to a person who fails to comply with commodities laws and regulations, prohibit such a person from trading or doing business with registered entities, impose civil money penalties, require restitution and seek fines or imprisonment for criminal violations. Additionally, a private right of action exists against those who violate the laws over which the CFTC has jurisdiction or who willfully aid, abet, counsel, induce or procure a violation of those laws. In the event that we fail to comply with statutory requirements relating to derivatives or with the CFTC's rules thereunder, including the no-action letter described above, we may be subject to significant fines, penalties and other civil or governmental actions or proceedings, any of which could have a materially adverse effect on our business, financial condition and results of operations.

We are highly dependent on communications and information systems operated by third parties, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay distributions to our stockholders.

Our business is highly dependent on communications and information systems that allow us to monitor, value, buy, sell, finance and hedge our investments. These systems are primarily operated by third parties and, as a result, we have limited ability to ensure their continued operation. In the event of systems failure or interruption, we will have limited ability to affect the timing and success of systems restoration. Any failure or interruption of our systems could cause delays or other problems in our securities trading activities, including Agency RMBS trading activities, which could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

Our investments in subordinated tranches of CLOs may be subject to losses and the assets collateralizing such CLOs subject us to specific risks that could adversely affect our operating results.

We have invested a small portion of our total assets in lower-rated or non-rated deeply subordinated tranches of CLOs collateralized primarily by corporate leveraged loans, and to a lesser extent, by corporate debt securities. Leveraged loans can be illiquid and are subject to price volatility. To the extent that they are non-investment grade, they may also bear risks associated with high-yield bonds. In general, losses on a loan or other asset included in a securitization will be borne first by equity support, a cash reserve fund or a letter of credit, if any, and then by the subordinated security holders. In the event of nonpayment on the loan or other asset and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which we invest, we will not be able to recover all of our investment in the securities we purchased. In addition, if the underlying asset portfolio sustains losses, or if the value of the underlying collateral declines and, as a result, less collateral is available to satisfy payments due on the related CLO, then payments to us as subordinated holders of the CLO could be reduced or halted, or we could sustain losses in our investment. In addition, failure to adequately manage a CLO could result in, among other things, mistimed collateral sales and purchases, purchasing underperforming collateral, and inadequate cash flow processing, all of which could negatively affect the performance of the CLO. As a result, we could sustain losses and/or lose a portion, or potentially all, of our investment in CLOs, which could adversely impact our results of operations, financial condition, and business.

CMOs may be subject to greater risks than whole-pool Agency RMBS.

In March 2010, our board of directors amended our investment guidelines to allow us to invest in CMOs. CMOs are securitizations issued by a government agency or a government-sponsored entity that are collateralized by Agency RMBS that are divided into various tranches that have different characteristics (such as different maturities or different coupon payments), and, therefore, may carry greater risk than an investment in whole-pool Agency RMBS. For example, certain CMO tranches, such as interest-only securities, principal-only securities, support securities and securities purchased at a significant premium, are more sensitive to prepayment risks than other tranches or whole-pool Agency RMBS. In addition, the yield on floating rate and inverse floating rate tranches are sensitive to changes in the interest rate index used to calculate the coupon on such classes. If we were to invest in CMO tranches that were more sensitive to prepayment risks relative to other CMO tranches or whole-pool Agency RMBS, we may increase our portfolio-wide prepayment and interest rate risk.

If we issue debt securities or equity securities that are senior to our stock for the purposes of dividend and liquidating distributions, our operations may be restricted and we will be exposed to additional risk and the market price of our common stock could be adverse affected.

If we decide to issue debt securities in the future, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. We have issued and outstanding an aggregate of 3,000,000 shares of our 7.75% Series A Cumulative Redeemable Preferred Stock. Other classes or series of our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. We, and indirectly our stockholders, will bear the cost of issuing and servicing such securities. Holders of debt securities may be granted specific rights, including but not limited to, the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under the indenture, rights to restrict dividend payments, and rights to approve the sale of assets. Such additional restrictive covenants, operating restrictions and preferential dividends could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay distributions to our stockholders.

Risks Related to Our Organization and Structure

Our charter and bylaws contain provisions that may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our common stock may be lower as a result.

Our charter and bylaws contain provisions that may have an anti-takeover effect and inhibit a change in our board of directors. These provisions include the following:

There are ownership limits and restrictions on transferability and ownership in our charter.

In order to qualify as a REIT for each taxable year after 2006, not more than 50% of the value of our outstanding capital stock may be owned, directly or constructively, by five or fewer individuals (as defined under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") to include natural persons and certain entities) during the second half of any calendar year and our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. To assist us in meeting these requirements, subject to some exceptions, our charter generally prohibits any stockholder from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock unless an exemption is granted by our board of directors in its sole discretion. For purposes of this calculation, warrants treated as held by a person will be deemed to have been exercised. However, warrants held by other unrelated persons will not be deemed to have been exercised.

This ownership restriction may:

- discourage a tender offer or other transactions or a change in the composition of our board of directors or control that might involve a premium price for our shares or otherwise be in the best interests of our stockholders; or
- result in shares issued or transferred in violation of such restriction being automatically transferred to a trust for a charitable beneficiary and thereby resulting in a forfeiture of such shares.

Our charter permits our board of directors to issue common or preferred stock with terms that may discourage a third party from acquiring us. Our charter permits our board of directors to amend our charter, without approval of our stockholders, to increase the total number of authorized shares of stock or the number of shares of any class or series, and to cause the issuance of common or preferred stock, having preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by our board of directors. Thus, our board of directors could authorize the issuance of common or preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares.

Our charter and bylaws contain other possible anti-takeover provisions.

Our charter and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change in control of us or the removal of existing directors and, as a result, could prevent our stockholders from being paid a premium for their common stock over the then-prevailing market price.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law, (the "MGCL"), may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter special stockholder voting requirements on these combinations; and
- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have elected to opt out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL, by resolution of our board of directors, and in the case of the control share provisions of the MGCL, pursuant to a provision in our bylaws. However, our board of directors may by resolution elect to repeal the foregoing opt-outs from the business combination provisions of the MGCL, and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

We have entered into indemnification agreements with our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law. In addition, our charter authorizes our company to obligate itself to indemnify our present and former directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify each present or former director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

We may be subject to adverse legislative or regulatory changes that could reduce the market price of our common stock.

At any time, laws or regulations, or the administrative interpretations of those laws or regulations, that impact our business and Maryland corporations may be amended. In addition, the markets for MBS and derivatives, including swaps, have been the subject of intense scrutiny in recent years. We cannot predict when or if any new law, regulation or administrative interpretation, or any amendment to any existing law, regulation or administrative interpretation, will be adopted or promulgated or will become effective. Additionally, revisions in these laws, regulations or administrative interpretations could cause us to change our investments. We could be adversely affected by any such change in, or any new, law, regulation or administrative interpretation, which could reduce the market price of our common stock.

Tax Risks

Failure to qualify as a REIT would subject us to federal income tax, which could adversely affect the value of the shares of our stock and would reduce the cash available for distribution to our stockholders.

We operate in a manner that is intended to cause us to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis.

Our ability to satisfy the asset tests depends upon the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Although we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year.

If we fail to qualify as a REIT in any calendar year, we would be required to pay federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Further, if we fail to qualify as a REIT, we might need to borrow money or sell assets in order to pay any resulting tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT was subject to relief under federal tax laws, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Our ability to invest in and dispose of securities through forward settling transactions could be limited by our REIT status, and we could lose our REIT status as a result of these investments.

We purchase a substantial portion of our Agency RMBS through contracts for forward settling transactions, including where the pool is "to-be-announced" ("TBAs"). In certain instances, rather than take delivery of the Agency RMBS subject to a contract for a forward settling transaction, we will dispose of the contract for a forward settling transaction through a dollar roll transaction in which we agree to purchase similar securities in the future at a predetermined price or otherwise, which may result in the recognition of income or gains. We account for dollar roll transactions as purchases and sales. The law is unclear regarding whether contracts for forward settling transactions will be qualifying assets for the 75% asset test and whether income and gains from dispositions of contracts for forward settling transactions will be qualifying income for the 75% gross income test.

Until such time as we seek and receive a favorable private letter ruling from the Internal Revenue Service (the "IRS"), or we are advised by counsel that contracts for forward settling transactions should be treated as qualifying assets for purposes of the 75% asset test, we will limit our net investment in contracts for forward settling transactions and any non-qualifying assets to no more than 25% of our assets at the end of any calendar quarter and will limit our investments in contracts for forward settling transactions with a single counterparty to no more than 5% of our total assets at the end of any calendar quarter. Further, until such time as we seek and receive a favorable private letter ruling from the IRS or we are advised by counsel that income and gains from the disposition of contracts for forward settling transactions should be treated as qualifying income for purposes of the 75% gross income test, we will limit our gains from dispositions of contracts for forward settling transactions and any non-qualifying income to no more than 25% of our gross income for each calendar year. Accordingly, our ability to purchase Agency RMBS through contracts for forward settling transactions and to dispose of contracts for forward settling transactions, through dollar roll transactions or otherwise, could be limited.

Moreover, even if we are advised by counsel that contracts for forward settling transactions should be treated as qualifying assets or that income and gains from dispositions of contracts for forward settling transactions should be treated as qualifying income, it is possible that the IRS could successfully take the position that such assets are not qualifying assets and such income is not qualifying income. In that event, we could be subject to a penalty tax or we could fail to qualify as a REIT if (i) the value of our contracts for forward settling transactions, together with our non-qualifying assets for the 75% asset test, exceeded 25% of our gross assets at the end of any calendar quarter or if the value of our investments in contracts for forward settling transactions with a single counterparty exceeded 5% of our total assets at the end of any calendar quarter or (ii) our income and gains from the disposition of contracts for forward settling transactions, together with our non-qualifying income for the 75% gross income test, exceeded 25% of our gross income for any taxable year.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego attractive business or investment opportunities. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Failure to make required distributions would subject us to tax, which would reduce the cash available for distribution to our stockholders.

In order to qualify as a REIT, an entity must distribute to its stockholders, each calendar year, at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that a REIT satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, it will be subject to federal corporate income tax on its undistributed income. In addition, a REIT will incur a 4% nondeductible excise tax on the amount, if any, by which its distributions in any calendar year are less than the sum of:

- 85% of its REIT ordinary income for that year;
- 95% of its REIT capital gain net income for that year; and
- 100% of its undistributed taxable income from prior years.

We intend to continue to make distributions in the future to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both federal corporate income tax and the 4% nondeductible excise tax. However, there is no requirement that taxable REIT subsidiaries ("TRSs") distribute their after-tax net income to their parent REIT or their stockholders, and if we utilize a TRS, it may determine not to make any distributions to us.

Our taxable income may substantially exceed our net income as determined based on GAAP because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets, referred to as phantom income. Although some types of phantom income are excluded in determining the 90% distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to any phantom income items if we do not distribute those items on an annual basis. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year. In that event, we may be required to use cash reserves, incur debt or liquidate non-cash assets at rates or times that we regard as unfavorable in order to satisfy the distribution requirement and to avoid federal corporate income tax and the 4% nondeductible excise tax in that year.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure has expired. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and stock. Although we have no current intention of paying dividends in our own stock, if in the future we choose to pay dividends in our own stock, our stockholders may be required to pay tax in excess of the cash that they receive.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code limit our ability to hedge Agency RMBS and related borrowings. Under these provisions, we must limit our aggregate gross income from non-qualifying hedges, fees, and certain other non-qualifying sources to 5% or less of our annual gross income. As a result, we might in the future have to limit our use of advantageous hedging techniques or implement those hedges through a domestic TRS. This could increase the cost of our hedging activities, because a domestic TRS would be subject to tax on gains, or leave us exposed to greater risks associated with changes in interest rates than we would otherwise want to bear.

Withholding tax may apply to our dividends after December 31, 2013 and proceeds of sales in respect of our stock after December 31, 2016.

U.S. federal withholding tax at a 30% rate will apply to payments of dividends after December 31, 2013 and gross proceeds from sales of our stock after December 31, 2016 made to foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees with the IRS, or, in some cases its home country government, among other things, to disclose the identity of certain U.S. persons and U.S-owned foreign entities with accounts at the institution (or the institution's affiliates) and to annually report certain information about such accounts. The withholding tax also will apply to payments of dividends and gross proceeds of sales to certain foreign entities that do not disclose the name, address and taxpayer identification number of any substantial U.S-owners (or certify that they do not have any substantial United States owners).

Thus, if a stockholder holds our shares through a foreign financial institution or foreign corporation or trust, dividends and gross proceeds of sales made after the applicable dates may be subject to a 30% withholding tax. Stockholders that are not United States persons may be subject to withholding tax on our dividends under current law.

The taxation of corporate dividends may adversely affect the value of our stock.

The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our stock.

The failure of Agency RMBS subject to a repurchase agreement to qualify as real estate assets would adversely affect our ability to qualify as a REIT.

We have entered into sale and repurchase agreements under which we nominally sold certain of our Agency RMBS to a counterparty and simultaneously entered into an agreement to repurchase the sold assets. We believe that we are treated for federal income tax purposes as the owner of the Agency RMBS that are the subject of any such agreement notwithstanding that such agreements may transfer record ownership of such assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own the Agency RMBS during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

We may lose our REIT qualification, or be subject to a penalty tax, if the IRS, successfully challenges our characterization of income from our investments in subordinated tranches of collateralized loan obligations ("CLOs") issued by foreign corporations.

We likely will be required to include in our income, even without the receipt of actual distributions, earnings from our investment in the subordinated tranches of CLOs issued by foreign corporations. We intend to treat certain of these income inclusions as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. The provisions that set forth what income is qualifying income for purposes of the 95% gross income test provide that gross income derived from dividends, interest and certain other enumerated classes of passive income qualify for purposes of the 95% gross income test. Income inclusions from equity investments in foreign corporations are technically neither actual dividends nor any of the other enumerated categories of income specified in the 95% gross income test for U.S. federal income tax purposes. However, the IRS has issued private letter rulings to other REITs holding that income inclusions from equity investments in foreign corporations would be treated as qualifying income for purposes of the 95% gross income test. Private letter rulings may be relied upon only by the taxpayers to whom they are issued, and the IRS may revoke a private letter ruling. Based on those private letter rulings and advice of counsel, we intend to treat such income inclusions as qualifying income for purposes of the 95% gross income test. Nevertheless, because this income does not meet the literal requirements of the REIT provisions, it is possible that the IRS could successfully take the position that such income is not qualifying income. In the event that such income was determined not to qualify for the 95% gross income test, we would be subject to a penalty tax with respect to such income to the extent it and any other non-qualifying income exceeds 5% of our gross income or we could fail to qualify as a REIT. In addition, if such income was determined not to qualify for the 95% gross income test, we would need to invest in sufficient qualifying assets, or sell some of our interests in other foreign corporations, to ensure that the income recognized by us from our investment in the subordinated tranches of CLOs issued by foreign corporations does not exceed 5% of our gross income, or we would cease to qualify as a REIT. We currently expect that our future income inclusions from our investment in subordinated tranches of CLOs issued by foreign corporations together with any nonqualifying income will not exceed 5% of our gross income, however, no assurance can be given that this will not change.

If the CLO issuers in which we have invested are subject to federal income tax at the entity level, it would greatly reduce the amounts those entities would have available to pay their creditors and to distribute to us.

We have invested in subordinated tranches of CLOs which are treated as equity for federal income tax purposes. The CLO issuers in which we have invested will be treated as corporations for federal income tax purposes. The CLO issuers are organized in foreign countries. There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account whether such trading (or such other activity) is conducted by the corporation or its employees or through a resident broker, commission agent, custodian or other agent. We expect that the CLO issuers in which we have invested will rely on that exemption or otherwise operate in a manner so that they will not be subject to federal income tax on their net income at the entity level. If the IRS were to succeed in challenging that tax treatment, it could greatly reduce the amount that those CLO issuers would have available to pay to their creditors and to distribute to us.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. Any of these taxes would decrease cash available for distribution to our stockholders.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted or promulgated or will become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation. Additionally, revisions in federal tax laws and interpretations thereof could cause us to change our investments and commitments and affect the tax considerations of an investment in us.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive offices are located in leased space at 890 Winter Street, Suite 200, Waltham, Massachusetts 02451 and the telephone number of our offices is (617) 639-0440.

Item 3. Legal Proceedings

The Company is not currently subject to any material legal proceedings.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market and Dividend Information

Our common stock has been listed and is traded on the New York Stock Exchange ("NYSE") under the symbol "CYS" since June 12, 2009. We intend to continue to pay quarterly dividends to holders of shares of common stock. Future dividends will be at the discretion of the board of directors and will depend on our earnings and financial condition, maintenance of our REIT qualification, restrictions on making distributions under Maryland law and such other factors as our board of directors deems relevant. The following table presents the high and low sales prices for our common stock as reported by the NYSE and dividends declared for the period from January 1, 2011 to December 31, 2012.

	High	Low	Common Dividends Declared Per Share
Quarter Ended March 31, 2011	$ 13.17	$ 12.11	$ 0.60
Quarter Ended June 30, 2011	13.32	11.89	0.60
Quarter Ended September 30, 2011	13.78	11.93	0.55
Quarter Ended December 31, 2011	13.45	10.52	0.50
Quarter Ended March 31, 2012	13.95	12.82	0.50
Quarter Ended June 30, 2012	14.28	13.02	0.50
Quarter Ended September 30, 2012	15.03	13.75	0.45
Quarter Ended December 31, 2012	14.27	11.45	0.92 [a]

(a) Dividend includes $0.40 per share of common stock for the fourth quarter of 2012, as well as a special dividend of $0.52 per share of common stock. The Company made the special dividend to distribute the remaining REIT taxable income earned during 2012.

Holders of Our Common Stock

As of January 31, 2013, there were 223 record holders of our common stock, including shares held in "street name" by nominees who are record holders.

Performance Graph

The following graph and table set forth certain information comparing the yearly percentage change in cumulative total return on our common stock to the cumulative total return of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") and the FTSE National Association of Real Estate Investment Trusts Mortgage REIT Index (the "FTSE NAREIT MREIT Index"). The comparison is for the period from June 12, 2009 to December 31, 2012 and assumes the reinvestment of all dividends.


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80
06/12/09
12/31/09
12/31/10
12/31/11
12/31/12
CYS Investments, Inc.
NAREIT Mortgage REIT
S&P 500 Total Return

The actual returns shown on the graph above are as follows:

	6/12/2009	12/31/2009	12/31/2010	12/31/2011	12/31/2012
CYS Investments, Inc.	$ 100	$ 131	$ 149	$ 181	$ 195
FTSE NAREIT MREIT	100	129	158	154	185
S&P 500 Total Return	100	119	137	140	163

The information in the share performance graph and table has been obtained from sources believed to be reliable. The historical information set forth above is not necessarily indicative of future performance. Accordingly, we do not make or endorse any predictions as to future share performance.

Item 6. Selected Financial Data

The following table presents selected historical financial and operating information. The selected historical income statement and balance sheet data presented below as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 has been derived from our audited financial statements. The "Key Portfolio Statistics" have been derived from our underlying books and records.

The information presented below is only a summary and does not provide all of the information contained in our historical financial statements, including the related notes. You should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical financial statements, including the related notes.

(In thousands, except per share numbers)	Year Ended December 31, 2012	2011	2010	2009	2008
Income Statement Data:					
INVESTMENT INCOME:					
Interest income from Agency RMBS	$ 288,960	$ 228,768	$ 72,703	$ 44,060	$ 48,997
Other income	4,366	4,129	2,836	1,466	6,479
Total interest income	293,326	232,897	75,539	45,526	55,476
EXPENSES:					
Interest expense	44,117	18,789	5,056	4,461	23,981
Operating expenses	20,525	23,189	10,461	7,014	7,748
Total expenses	64,642	41,978	15,517	11,475	31,729
Net investment income	228,684	190,919	60,022	34,051	23,747
Net gain (loss) from investments	226,869	261,416	1,283	39,513	(34,360)
GAINS AND (LOSSES) FROM SWAP AND CAP CONTRACTS:					
Net swap and cap interest expense	(60,776)	(55,487)	(18,563)	(7,624)	(6,945)
Net loss on termination of swap contracts	—	(4,903)	(36,925)	(10,804)	(35,119)
Net unrealized appreciation (depreciation) on swap and cap contracts	(21,990)	(100,012)	16,573	8,710	13,505
Net gain (loss) from swap and cap contracts	(82,766)	(160,402)	(38,915)	(9,718)	(28,559)
NET INCOME (LOSS)	372,787	291,933	22,390	63,846	(39,172)
DIVIDEND ON PREFERRED SHARES	$ (2,405)	$ —	$ —	$ —	$ —
NET INCOME AVAILABLE TO COMMON SHARES	$ 370,382	$ 291,933	$ 22,390	$ 63,846	$ (39,172)
Net income (loss) per common share basic	$ 2.64	$ 3.66	$ 0.73	$ 4.76	$ (5.50)
Net income (loss) per common share diluted	$ 2.64	$ 3.66	$ 0.73	$ 4.75	$ (5.50)
Distributions per common share	$ 2.37	$ 2.25	$ 2.35	$ 2.10	$ 1.32
Key Metrics					
Average settled Agency RMBS [(1)]	$ 12,391,404	$ 7,352,591	$2,080,889	$992,330	$ 897,714
Average repurchase agreements [(2)]	10,822,005	6,519,272	1,765,953	847,359	796,028
Average net assets [(3)]	1,961,336	988,976	390,907	178,411	110,261
Average yield on Agency RMBS [(4)]	2.33%	3.11%	3.49%	4.44%	5.46%
Average cost of funds and hedge [(5)]	0.97%	1.14%	1.34%	1.43%	3.89%
Interest rate spread net of hedge [(6)]	1.36%	1.97%	2.15%	3.01%	1.57%
Operating expense ratio [(7)]	1.05%	2.34%	2.68%	3.93%	7.03% •
Leverage ratio (at period end) [(8)]	7.7:1	7.7:1	8.2:1	6.5:1	5.9:1

(1) Our average settled Agency RMBS for the period was calculated by averaging the month end cost basis of our settled Agency RMBS during the period.
(2) Our average repurchase agreements for the period were calculated by averaging the month end repurchase agreement balance during the period.
(3) Our average net assets for the period were calculated by averaging the month end net assets during the period.
(4) Our average yield on Agency RMBS for the period was calculated by dividing our interest income from Agency RMBS by our average settled Agency RMBS.
(5) Our average cost of funds and hedge for the period was calculated by dividing our total interest expense, including our net swap and cap interest expense, by our average repurchase agreements.
(6) Our interest rate spread net of hedge for the period was calculated by subtracting our average cost of funds and hedge from our average yield on Agency RMBS.
(7) Our operating expense ratio is calculated by dividing operating expenses by average net assets.
(8) Our leverage ratio was calculated by dividing (i) our repurchase agreements balance plus payable for securities purchased minus receivable for securities sold by (ii) net assets.
• Includes expensing offering costs, a non-recurring expense, which amounted to $2,274, or 2.06% of average net assets.

Adjusted Interest Rate Spread net of hedge

The Company's interest rate spread net of hedge is low due to the hedging of investments when purchased rather than when settled which is when they begin earning interest income. To better reflect the interest rate spread net of hedge on our interest earning assets we adjust it by applying total net swap and cap interest expense pro rata over average settled Agency RMBS positions relative to average total Agency RMBS positions. We believe this spread is generally more reflective of what we expect our interest rate spread net of hedge to be once the forward purchases settle.

	Year Ended December 31,				
(dollars in thousands)	**2012**	**2011**	**2010**	**2009**	**2008**
Average settled Agency RMBS [(1)]	$12,391,404	$ 7,352,591	$ 2,080,889	$ 992,330	$ 897,714
Average total Agency RMBS [(2)]	16,303,745	8,581,094	3,065,086	1,189,150	1,080,886
Net swap and cap interest expense	(60,776)	(55,487)	(18,563)	(7,624)	(6,945)
Net swap and cap interest expense applied to settled Agency RMBS [(3)]	(46,192)	(47,543)	(12,602)	(6,362)	(5,768)
Adjusted average cost of funds and hedge [(4)]	0.83%	1.02%	1.00%	1.28%	3.73%
Adjusted interest rate spread net of hedge [(5)]	1.50%	2.09%	2.49%	3.10%	1.73%

(1) Our average settled Agency RMBS for the period is calculated by averaging the month end cost basis of our settled Agency RMBS during the period.

(2) Our average total Agency RMBS for the period is calculated by averaging the month end cost basis of our total Agency RMBS during the period.

(3) Our net swap and cap interest expense applied to settled Agency RMBS is calculated by dividing average settled Agency RMBS by average total Agency RMBS multiplied by net swap and cap interest expense.

(4) Our adjusted average cost of funds and hedge for the period is calculated by dividing our total interest expense, including our net swap and cap interest expense applied to settled Agency RMBS, by our average repurchase agreements.

(5) Our adjusted interest rate spread net of hedge for the period is calculated by subtracting our adjusted average cost of funds and hedge from our average yield on Agency RMBS.

	As of December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Balance Sheet Data:					
Cash and cash equivalents	$ 13,882	$ 11,508	$ 1,510	$ 1,890	$ 7,156
Total assets	21,057,496	9,518,057	6,389,267	1,866,196	702,446
Repurchase agreements	13,981,307	7,880,814	3,443,843	1,372,708	587,485
Net assets	2,402,662	1,077,458	690,339	244,291	98,801
Net assets per common share	$ 13.31	$ 13.02	$ 11.59	$ 13.02	$ 12.89

Core Earnings

Core Earnings represents a non-GAAP financial measure and is defined as net income (loss) excluding net realized gain (loss) on investments, net unrealized appreciation (depreciation) on investments, net realized gain (loss) on termination of swap contracts and unrealized appreciation (depreciation) on swap and cap contracts. In order to evaluate the effective yield of the portfolio, management uses Core Earnings to reflect the net investment income of our portfolio as adjusted to reflect the net swap and cap interest income (expense). Core Earnings allows management to isolate the interest income (expense) associated with our swaps and caps in order to monitor and project our borrowing costs and interest rate spread. In addition, management utilizes Core Earnings as a key metric in conjunction with other portfolio and market factors to determine the appropriate leverage and hedging ratios, as well as the overall structure of the portfolio.

We adopted Accounting Standards Codification ("ASC") 946, Clarification of the Scope of Audit and Accounting Guide Investment Companies ("ASC 946"), prior to its deferral in February 2008, while most, if not all, other public companies that invest only in Agency RMBS have not adopted ASC 946. Under ASC 946, we use the financial reporting specified for investment companies, and accordingly, our investments are carried at fair value with changes in fair value included in earnings. Most other public companies that invest only in Agency RMBS include most changes in the fair value of their investments within other comprehensive income, not in earnings. As a result, investors are not able to readily compare our results of operations to those of most of our competitors. We believe that the presentation of our Core Earnings is useful to investors because it provides a means of comparing our Core Earnings to those of our competitors. In addition, because Core

Earnings isolates the net swap and cap interest income (expense), it provides investors with an additional metric to identify trends in our portfolio as they relate to the interest rate environment.

The primary limitation associated with Core Earnings as a measure of our financial performance over any period is that it excludes the effects of net realized gain (loss) from investments. In addition, our presentation of Core Earnings may not be comparable to similarly-titled measures of other companies, who may use different calculations. As a result, Core Earnings should not be considered as a substitute for our GAAP net income (loss) as a measure of our financial performance or any measure of our liquidity under GAAP.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Non-GAAP Reconciliation:					
NET INCOME (LOSS) AVAILABLE TO COMMON SHARES	$ 370,382	$ 291,933	$ 22,390	$ 63,846	$ (39,172)
Net (gain) loss from investments	(226,869)	(261,416)	(1,283)	(39,513)	34,360
Net loss on termination of swap contracts	—	4,903	36,925	10,804	35,119
Net unrealized (appreciation) depreciation on swap and cap contracts	21,990	100,012	(16,573)	(8,710)	(13,505)
Core Earnings	$ 165,503	$ 135,432	$ 41,459	$ 26,427	$ 16,802

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and accompanying notes included in Item 8 of this Annual Report on Form 10-K.

Overview

We are a specialty finance company created with the objective of achieving consistent risk-adjusted investment income. We seek to achieve this objective by investing, on a leveraged basis, in Agency RMBS. In addition, our investment guidelines permit investments in collateralized mortgage obligations issued by a government agency or government sponsored entity that are collateralized by Agency RMBS ("CMOs"), U.S. Treasury Securities and U.S. Agency Debentures, although we had not invested in any CMOs or U.S. Agency Debentures as of December 31, 2012. We commenced operations in February 2006, and completed our initial public offering in June 2009. Our common stock and our 7.75% Series A Cumulative Redeemable Preferred Stock, $25.00 liquidation preference (the "Series A Preferred Stock") trade on the New York Stock Exchange under the symbols "CYS" and "CYS PrA," respectively.

We earn investment income from our investment portfolio, and we use leverage to seek to enhance our returns. Our net investment income is generated primarily from the difference, or net spread, between the interest income we earn on our investment portfolio and the cost of our borrowings and hedging activities. The amount of net investment income we earn on our investments depends in part on our ability to control our financing costs, which comprise a significant portion of our operating expenses. Although we leverage our portfolio investments in Agency RMBS to seek to enhance our potential returns, leverage also may exacerbate losses.

While we use hedging to mitigate some of our interest rate risk, we do not hedge all of our exposure to changes in interest rates. This is because there are practical limitations on our ability to insulate our portfolio from all potential negative consequences associated with changes in short term interest rates in a manner that will allow us to achieve attractive spreads on our portfolio.

In addition to investing in issued pools of Agency RMBS, we regularly utilize forward settling transactions, including forward-settling purchases of Agency RMBS where the pool is "to-be-announced" ("TBAs"). Pursuant to these TBAs, we agree to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date. For our other forward settling transactions, we agree to purchase, for future delivery, Agency RMBS. However, unlike our TBAs, these forward settling transactions reference an identified Agency RMBS.

We have elected to be taxed as a REIT and have complied, and intend to continue to comply, with the provisions of the Internal Revenue Code, with respect thereto. Accordingly, we generally do not expect to be subject to federal income tax on our REIT taxable income that we currently distribute to our stockholders if certain asset, income and ownership tests and recordkeeping requirements are fulfilled. Even if we maintain our qualification as a REIT, we may be subject to some federal, state and local taxes on our income.

Factors that Affect our Results of Operations and Financial Condition

A variety of industry and economic factors may impact our results of operations and financial condition. These factors include:

- interest rate trends;
- prepayment rates on mortgages underlying our Agency RMBS, and credit trends insofar as they affect prepayment rates;
- competition for investments in Agency RMBS;
- actions taken by the U.S. Government, including the Federal Reserve and the U.S. Treasury;
- credit rating downgrades of the United States' and certain European countries' sovereign debt; and
- other market developments.

In addition, a variety of factors relating to our business may also impact our results of operations and financial condition. These factors include:

- our degree of leverage;
- our access to funding and borrowing capacity;
- our borrowing costs;
- our hedging activities;
- the market value of our investments; and
- the REIT requirements and the requirements to qualify for a registration exemption under the Investment Company Act.

We anticipate that, for any period during which changes in the interest rates earned on our assets do not coincide with interest rate changes on the corresponding liabilities, such assets will likely change in value more slowly than the corresponding liabilities. Consequently, changes in interest rates, particularly short term interest rates, may significantly influence our net investment income.

Our net investment income may be affected by a difference between actual prepayment rates and our projections. Prepayments on loans and securities may be influenced by changes in market interest rates and homeowners' ability and desire to refinance their mortgages. To the extent we have acquired assets at a premium or discount to par value, changes in prepayment rates may impact our anticipated yield.

Trends and Recent Market Impacts

The volatility in the U.S. interest rate markets in 2011 and 2012 produced opportunities in our markets. The performance of the U.S. economy in 2011 was disappointing primarily due to a lack of significant job growth which resulted in 1.8% U.S. real gross domestic product ("GDP") growth for 2011. This slow growth has been consistent in 2012. In December 2012, the Federal Reserve released their 2012 GDP projections in the range of 1.6% to 2.0%, unchanged from their September projection. The Federal Reserve's core personal consumption expenditures inflation projection is low through 2015, at rates ranging from 1.5% to 2.2%.

In September 2012, the U.S. Federal Reserve Open Market Committee ("FOMC") announced an open-ended program to purchase an additional $40 billion of Agency RMBS per month until the unemployment rate, among other economic indicators, showed signs of improvement. This program, when combined with the Federal Reserve's programs to extend its holdings' average maturity, and reinvest principal payments from its holdings of agency debt and Agency RMBS into Agency RMBS, was expected to increase the Federal Reserve's holdings of long-term securities by approximately $85 billion per month through the end of 2012. The Federal Reserve also announced that it will keep the target range for the Federal Funds Rate between zero and 0.25% through at least mid-2015, which was six months longer than the Federal Reserve had previously announced. For the period from September 14, 2012 through January 11, 2013 the Federal Reserve had purchased $293.3 billion of Agency RMBS, or approximately $77.7 billion per month. The Federal Reserve provided further guidance to the market in December 2012 by stating that it intended to keep the Federal Funds Rate close to zero while the unemployment rate is above 6.5% and as long as inflation does not rise above 2.5%. In December 2012, the Federal Reserve also announced that it would initially begin buying $45 billion of long-term Treasury bonds each month and noted that such amount may increase in the future. This program replaced the program known as "Operation Twist".

The Federal Reserve expects these measures to maintain downward pressure on long-term interest rates producing an advantageous refinancing environment to homeowners. In the short term, these actions have driven Agency RMBS prices to all-time highs, which has further compressed interest spreads. It has also distorted the correlation between mortgage rates and U.S. Treasury or interest rate swaps. These factors have contributed to a challenging interest rate hedging environment.

The U.S. unemployment rate declined in 2012 from 8.5% in December 2011 to 7.8% in December 2012. This is good news, but must be tempered in part by the decrease in the participation rate, which went from 64.0% in December 2011 to 63.6% in December 2012. Uncertainty in the marketplace surrounding the longer-term pace of job creation, fiscal and tax policy continues to be a concern for the U.S. economy and likely will remain a primary focus of policy makers. The U.S. housing market is in the midst of a recovery. Select regions are showing an increase in average home prices. Existing home sales have increased recently, building on the momentum in late 2011. According to the U.S. Department of Commerce, privately-owned housing units authorized by building permits in November 2012 were at a seasonally adjusted annual rate of 899,000. To put this figure in perspective, the December 2002 annual rate was 1,896,000. Therefore, this housing recovery can be described as improving moderately, but at a slower pace then prior recoveries.

In addition, the European debt crisis, the fiscal cliff and the 2012 downgrading of a significant number of U.S. banks by Moody's also added pressure to the U.S. economy and consumer confidence.

The following trends and recent market impacts may also affect our business:

Interest Rates

As described above, the actions by the Federal Reserve have decoupled U.S. Treasury rates from mortgage rates. During the year ended December 31, 2012, the 10 Year U.S. Treasury rate decreased 12 basis points to 1.76%. This compares with a decrease of 65 and 35 basis points in the yields on par-priced Fannie Mae Agency RMBS backed by 30 year and 15 year fixed rate mortgage loans, respectively, bringing the yields to 2.23% and 1.73%, respectively, at December 31, 2012. The decrease in yields on Agency RMBS has been caused by an increase in demand, primarily from the Federal Reserve. During the three months ended December 31, 2012 the average yield on the Company's purchases of Agency RMBS was 1.65%.

Another way to demonstrate this decoupling is to look at the spread between the yield on par-priced Fannie Mae Agency RMBS backed by 15 year fixed rate mortgage loans (currently 56% of our Agency RMBS portfolio) and the three year interest rate swap rate (the current weighted average maturity of our interest rate swaps is 2.7 years).


2.2
2.0
1.8
1.6
1.4
1.2
1.0
12/31/10
03/31/11
06/30/11
09/30/11
12/31/11
03/31/12
06/30/12
09/30/12
12/31/12

The following table illustrates this market environment by comparing market levels for three benchmark securities or rates, the yield on five year U.S. Treasury Notes, the three year interest rate swap rate and the yield of par-priced Fannie Mae Agency RMBS backed by 15 year fixed rate mortgage loans:

Date	Five Year U.S. Treasury Note	Three Year Interest Rate Swap Rates	Par-priced Fannie Mae 15 year RMBS Yield
December 31, 2012.	0.723%	0.501%	1.726%
September 30, 2012	0.625%	0.439%	1.562%
June 30, 2012..........	0.718%	0.624%	2.146%
March 31, 2012.......	1.039%	0.758%	2.126%
December 31, 2011.	0.832%	0.820%	2.074%
September 30, 2011	0.952%	0.736%	2.097%
June 30, 2011..........	1.761%	1.147%	3.137%
March 31, 2011.......	2.277%	1.571%	3.454%
December 31, 2010.	2.006%	1.279%	3.401%

Source: Bloomberg & The Yield Book® Software

Short-term rates have remained low, the table below presents 30-Day LIBOR, 3-Month LIBOR and the U.S. Federal Funds Target Rate at the end of each respective fiscal quarter. The availability of repurchase agreement financing is stable with interest rates between 0.43% and 0.55% for 30-90 day repurchase agreements at December 31, 2012. Several of our repurchase agreement counterparties were downgraded by Moody's in the second quarter of 2012. We believe that these downgrades resulted in slightly higher financing costs, and this modestly-incremental cost is likely to remain in place for the foreseeable future.

Date	30-Day LIBOR	3-Month LIBOR	Federal Funds Target Rate
December 31, 2012.	0.209%	0.306%	0.25%
September 30, 2012	0.214%	0.359%	0.25%
June 30, 2012..........	0.246%	0.461%	0.25%
March 31, 2012.......	0.241%	0.468%	0.25%
December 31, 2011.	0.295%	0.581%	0.25%
September 30, 2011	0.239%	0.374%	0.25%
June 30, 2011..........	0.186%	0.246%	0.25%
March 31, 2011.......	0.243%	0.303%	0.25%
December 31, 2010.	0.261%	0.303%	0.25%

Source: Bloomberg

In 2012, the three year to 10 year portion of the yield curve flattened slightly. This has primarily been the result of various Federal Reserve actions since September 2011 designed to maintain the recent low level of the U.S. Federal Funds Target Rate and lower yields on longer term U.S. Treasury securities, which the Federal Reserve expects to consequently lower interest rates that are tied to such yields, such as mortgage rates and interest rates on commercial loans. Such programs are described in more detail below under the heading "—Government Activity." Below is a graph of the yield curve at December 31, 2012 and 2011.


3.5
3.0
2.5
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1.5
1.0
0.5
0.0
3 Month
6 Month
1 Year
2 Year
3 Year
5 Year
7 Year
10 Year
30 Year
12/31/11
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Prepayment Rates and Loan Buy-back Programs

As illustrated by the data and graph below, prepayment rates were historically low in the first eight months of 2011 but have steadily increased since then and have been relatively stable for the last six months of 2012. The 2012 increase is the result of lower mortgage rates. According to data provided by Freddie Mac, the weighted average commitment rate (the rate at which a borrower is able to lock in upon applying for a mortgage) on a 30 year fixed rate mortgage was 3.34% in December 2012, compared to 3.95% in December 2011. However, the continued weak U.S. housing market and high unemployment continues to affect many U.S. homeowners' abilities to refinance their mortgages. The following table presents the prepayment rates for the population of Fannie Mae Agency RMBS backed by 15 year and 30 year fixed rate mortgages:

	Jan-11	Feb-11	Mar-11	Apr-11	May-11	Jun-11	Jul-11	Aug-11	Sep-11	Oct-11	Nov-11	Dec-11
15 Year.........	17.8%	13.6%	13.7%	12.2%	12.2%	14.7%	15.6%	18.4%	23.0%	25.2%	23.2%	20.8%
30 Year.........	19.5%	15.5%	15.4%	13.4%	13.0%	14.9%	14.9%	16.8%	21.4%	24.4%	25.2%	23.6%

	Jan-12	Feb-12	Mar-12	Apr-12	May-12	Jun-12	Jul-12	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12
15 Year.........	18.8%	20.9%	21.6%	18.7%	18.5%	19.2%	21.0%	23.6%	21.0%	23.5%	22.6%	23.1%
30 Year.........	21.6%	25.0%	25.8%	23.7%	24.8%	25.8%	28.0%	31.2%	28.0%	31.4%	29.6%	30.7%


Fannie Mae Prepayment Rates
35
30
25
20
15
10
01/11
02/11
03/11
04/11
05/11
06/11
07/11
08/11
09/11
10/11
11/11
12/11
01/12
02/12
03/12
04/12
05/12
06/12
07/12
08/12
09/12
10/12
11/12
12/12
15 Year
30 Year

Source: eMBS

Government Activity

On October 4, 2012, the Federal Housing Finance Authority (the "FHFA") released its white paper entitled "Building a New Infrastructure for the Secondary Mortgage Market" (the "FHFA White Paper"). This release follows up on the FHFA's February 21, 2012 Strategic Plan for Enterprise Conservatorships, which set forth three goals for the next phase of the Fannie Mae and Freddie Mac conservatorships. These three goals are to (i) build a new infrastructure for the secondary mortgage market, (ii) gradually contract Fannie Mae and Freddie Mac's presence in the marketplace while simplifying and shrinking their operations, and (iii) maintain foreclosure prevention activities and credit availability for new and refinanced mortgages.

The FHFA White Paper proposes a new infrastructure for Fannie Mae and Freddie Mac that has two basic goals. The first goal is to replace the current, outdated infrastructures of Fannie Mae and Freddie Mac with a common, more efficient infrastructure that aligns the standards and practices of the two entities, beginning with core functions performed by both entities such as issuance, master servicing, bond administration, collateral management and data integration. The second goal is to establish an operating framework for Fannie Mae and Freddie Mac that is consistent with the progress of housing finance reform and encourages and accommodates the increased participation of private capital in assuming credit risk associated with the secondary mortgage market. The FHFA recognizes that there are a number of impediments to their goals which may or may not be surmountable, such as the absence of any significant secondary mortgage market mechanisms beyond Fannie Mae, Freddie Mac and Ginnie Mae, and that their proposals are in the formative stages. As a result, it is unclear if the proposals will be enacted. If such proposals are enacted, it is unclear how closely what is enacted will resemble the proposals from the FHFA White Paper or what the effects of the enactment will be.

On September 13, 2012, the U.S. Federal Reserve (the "Federal Reserve"), announced a third round of quantitative easing ("QE3"), which is an open-ended program designed to expand the Federal Reserve's holdings of long-term securities by purchasing an additional $40 billion of Agency RMBS per month until key economic indicators, such as the unemployment rate, show signs of improvement. When combined with programs to extend the average maturity of the Federal Reserve's holdings of securities, which was known as "Operation Twist" and described below, and reinvest principal and interest payments from the Federal Reserve's holdings of agency debt and Agency RMBS into Agency RMBS, QE3 was expected to increase the Federal Reserve's holdings of long-term securities by $85 billion each month through the end of 2012. The Federal Reserve also announced that it would keep the target range for the Federal Funds Rate between zero and 0.25% through at least mid-2015, which was six months longer than previously expected.

The Federal Reserve provided further guidance to the market in December 2012 by stating that it intended to keep the Federal Funds Rate close to zero while the unemployment rate is above 6.5% and as long as inflation does not rise above 2.5%. In December 2012, the Federal Reserve also announced that it would initially begin buying $45 billion of long-term Treasury bonds each month and noted that such amount may increase in the future. This bond purchase program replaced the program known as "Operation Twist," in which the Federal Reserve repurchased approximately $45 billion of long-term Treasury bonds each month and sold approximately the same amount of short-term Treasury bonds.

The Federal Reserve expects these measures to put downward pressure on long-term interest rates. In the short term, these actions have driven Agency RMBS prices to new highs, which has further compressed interest spreads, and caused the historical correlation between mortgage rates and U.S. Treasury or interest rate swaps to no longer exist.

On January 4, 2012, the Federal Reserve released a report titled "The U.S. Housing Market: Current Conditions and Policy Considerations" to Congress, which provided a framework for thinking about certain issues and tradeoffs that policy makers might consider. It is unclear how future legislation may impact the housing finance market and the investing environment for Agency RMBS as the method of reform is undecided and has not yet been defined by the regulators.

In September 2011, the White House announced it is working on a major plan to allow some of the 11 million homeowners who owe more on their mortgages than their homes are worth to refinance. Consequently, in October 2011 the FHFA announced changes to the Home Affordable Refinance Program ("HARP") to expand access to refinancing for qualified individuals and families whose homes have lost value. One such change is to increase the HARP loan-to-value ceiling above 125%. However, this would only apply to mortgages guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. There are many challenging issues to this proposal, notably the question as to whether a loan with a 125% or greater loan-to-value ratio qualifies as a mortgage or an unsecured consumer loan. The chances of this initiative's success and other ideas proposed by the Federal Reserve's white paper, have created additional uncertainty in the RMBS market, particularly with respect to possible increases in prepayment rates. According to information published by the U.S. Department of Housing and Urban Development, 709,000 distressed homeowners were refinanced in the period from January through September of 2012.

In February 2011, the U.S. Department of the Treasury along with the U.S. Department of Housing and Urban Development released a report titled "Reforming America's Housing Finance Market" to Congress outlining recommendations for reforming the U.S. housing system, specifically Fannie Mae and Freddie Mac, and transforming government involvement in the housing market. It is unclear how future legislation may impact the housing finance market and the investing environment for Agency RMBS as the method of reform is undecided and has not yet been defined by the regulators.

Certain programs initiated by the U.S. Government, through the Federal Housing Administration ("FHA") and the FDIC, to provide homeowners with assistance in avoiding residential mortgage loan foreclosures are currently in effect. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans. While the effect of these programs has not been as extensive as originally expected, the effect of such programs for holders of Agency RMBS could be that such holders would experience changes in the anticipated yields of their Agency RMBS due to (i) increased prepayment rates on their Agency RMBS and (ii) lower interest and principal payments on their Agency RMBS.

Dodd-Frank Act

On July 21, 2010, President Obama signed the Dodd-Frank Act into law. The Dodd-Frank Act is extensive, complicated and comprehensive legislation that impacts practically all aspects of banking and represents a significant overhaul of many aspects of the regulation of the financial services industry. Although many provisions remain subject to further rulemaking, the Dodd-Frank Act implements numerous and far-reaching regulatory changes that affect financial companies, including our Company, and other banks and institutions which are important to our business model. Certain notable rules are, among other things:

- Requiring regulation and oversight of large, systemically important financial institutions ("SIFI") by establishing an interagency council on systemic risk and implementation of heightened prudential standards and regulation by the Board of Governors of the Federal Reserve for SIFI (including nonbank financial companies), as well as the implementation of the Federal Deposit Insurance Corporation ("FDIC") resolution procedures for liquidation of large financial companies to avoid market disruption;

- applying the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, savings and loan holding companies and systemically important nonbank financial companies;
- limiting the Federal Reserve's emergency authority to lend to nondepository institutions to facilities with broad-based eligibility, and authorizing the FDIC to establish an emergency financial stabilization fund for solvent depository institutions and their holding companies, subject to the approval of Congress, the Secretary of the U.S. Treasury and the Federal Reserve;
- creating regimes for regulation of over-the-counter derivatives (which has included requiring some over-the-counter derivatives to be cleared on an exchange) and non-admitted property and casualty insurers and reinsurers;
- implementing regulation of hedge fund and private equity advisers by requiring such advisers to register with the SEC;
- providing for the implementation of corporate governance provisions for all public companies concerning proxy access and executive compensation; and
- reforming regulation of credit rating agencies.

Qualified Mortgages

The Dodd-Frank Act requires that lenders make a good faith effort to ensure consumers have an ability to repay new mortgage loans based on verified and documented information. To accomplish this, the Dodd-Frank Act created the Consumer Financial Protection Bureau (CFPB), which was assigned the responsibility of defining Qualified Mortgage ("QM"). The key factor for lenders and originators is that loans which meet the QM standard give lenders "safe harbor" against future claims that the loans violated "ability to repay" requirements. In January 2013, the CFPB published the definition of a QM. An important part of the QM definition is the cap on how much income can go toward debt: along with the other tests, mortgages made to people who have debt-to-income ratios less than or equal to 43 percent will be considered QM. This requirement helps ensure consumers are borrowing only what they can likely afford and it creates one level of protection for lenders. Before the crisis, many consumers took on mortgages they could not afford based on their incomes and the QM rules are intended to protect consumers going forward. For a temporary, transitional period, loans that do not have a 43 percent debt-to-income ratio but meet government affordability or other standards, such as eligibility for purchase by Fannie Mae or Freddie Mac, will be considered QMs. Agency RMBS will continue to be a large portion of the overall mortgage market, and we believe that, as a result of this rule-making, it is unlikely that lenders will be willing to make loans without the safe harbor protections of QM. Lenders will be more deliberate and the resulting mortgages will be more consistent and will result in more predictable prepayments. We do not expect this to impact the current supply of Agency RMBS.

Many of the provisions of the Dodd-Frank Act, including certain provisions described above are subject to further study, rulemaking and the discretion of regulatory bodies. As the hundreds of regulations called for by the Dodd-Frank Act are promulgated, we will continue to evaluate their impact. It is unclear how this legislation may impact the borrowing environment, investing environment for Agency RMBS and interest rate swaps as much of the bill's implementation has not yet been defined by the regulators.

Credit Spreads

Over the past few years, the credit markets generally experienced tightening credit spreads (specifically, spreads between U.S. Treasury securities and other securities that are identical in all respects except for ratings) mainly due to the strong demand for lending opportunities. Generally, when credit spreads tighten, the value of Agency RMBS increases, which results in an increase in our book value. Due to these tightening credit spreads our book value has increased. If credit spreads were to widen, we expect the market value of Agency RMBS would decrease, which could reduce our book value, but also create an attractive opportunity to reinvest principal and interest from our existing portfolio as well as deploy new capital into higher-yielding Agency RMBS.

For a discussion of additional risks relating to our business see "Risk Factors" beginning on page 6 of this Annual Report on Form 10-K.

Financial Condition

As of December 31, 2012 and 2011, the Agency RMBS in our portfolio were purchased at a net premium to their par value due to the average coupon interest rates on these investments being higher than the prevailing market rates at the time of purchase. As of December 31, 2012 and 2011, we had approximately $879.6 million and $223.5 million, respectively, of unamortized premium included in the cost basis of our investments.

As of December 31, 2012 and 2011, our Agency RMBS portfolio consisted of the following assets:

December 31, 2012	Par Value	Fair Value	Weighted Average				
Asset Type	(in thousands)		Cost/Par	Fair Value/Par	MTR[(1)]	Coupon	CPR[(2)]
10 Year Fixed Rate	$ 207,091	$ 219,747	$ 103.60	$ 106.11	N/A	3.50%	19.4%
15 Year Fixed Rate	11,092,374	11,717,136	104.32	105.63	N/A	3.05%	16.1%
20 Year Fixed Rate	1,087,835	1,148,932	104.96	105.62	N/A	3.17%	10.1%
30 Year Fixed Rate	3,571,692	3,817,488	105.78	106.88	N/A	3.59%	8.9%
Hybrid ARMs	3,722,510	3,900,840	103.54	104.79	74.3	2.71%	19.1%
Total/Weighted Average	$ 19,681,502	$ 20,804,143	$ 104.47	$ 105.70	74.3 [(3)]	3.10%	15.8%

December 31, 2011	Par Value	Fair Value	Weighted Average				
Asset Type	(in thousands)		Cost/Par	Fair Value/Par	MTR[(1)]	Coupon	CPR[(2)]
10 Year Fixed Rate	$ 272,115	$ 284,948	$ 103.96	$ 104.72	N/A	3.50%	13.6%
15 Year Fixed Rate	4,763,965	5,010,121	102.53	105.17	N/A	3.79%	17.8%
20 Year Fixed Rate	551,766	585,103	102.32	106.04	N/A	4.14%	28.1%
30 Year Fixed Rate	239,747	259,123	103.09	108.08	N/A	5.00%	26.3%
Hybrid ARMs	3,098,024	3,233,159	102.31	104.36	64.0	3.29%	20.3%
Total/Weighted Average	$ 8,925,617	$ 9,372,454	$ 102.50	$ 105.01	64.0 [(3)]	3.66%	19.5%

(1) MTR is the number of months remaining before the fixed rate on a hybrid ARM becomes a variable rate. At the end of the fixed period, the variable rate will be determined by the margin and the pre-specified caps of the ARM. After the fixed period, 100% of the hybrid ARMS in the portfolio reset annually.

(2) CPR is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year. Specifically, the constant prepayment rate is an annualized version of the prior three month prepayment rate. Securities with no prepayment history are excluded from this calculation.

(3) Weighted average months to reset of our ARM portfolio.

The CPR of our Agency RMBS portfolio was approximately 19.3% for the month of January 2013.

Actual maturities of Agency RMBS are generally shorter than stated contractual maturities (which range up to 30 years), as they are affected by the contractual lives of the underlying mortgages, periodic payments and prepayments of principal. As of December 31, 2012 and 2011, the average final contractual maturity of our mortgage portfolio is in year 2033 and 2031, respectively. The average expected life of our Agency RMBS reflects the estimated average period of time the securities in our portfolio will remain outstanding. The average expected lives of our Agency RMBS do not exceed five years, based upon the prepayment model obtained through subscription-based financial information service providers. The prepayment model considers current yield, forward yield, the steepness of the yield curve, current mortgage rates, the mortgage rate of the outstanding loan, loan age, margin and volatility. The actual lives of the Agency RMBS in our investment portfolio could be longer or shorter than those estimates depending on the actual prepayment rates experienced over the lives of the applicable securities.

Hedging Instruments

We seek to hedge as much of the interest rate risk we determine is in the best interests of our stockholders. Our policies do not contain specific requirements as to the percentages or amount of interest rate risk we are required to hedge. No assurance can be given that our hedging activities will have the desired beneficial impact on our results of operations or financial condition.

Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- due to prepayments on assets and repayments of debt securing such assets, the duration of the hedge may not match the duration of the related liability or asset;

- the credit quality of the hedging counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the hedging counterparty may default on its obligation to pay.

We engage in interest rate swaps and caps as a means of mitigating our interest rate risk on forecasted interest expense associated with repurchase agreements for the term of the swap contract. An interest rate swap is a contractual agreement entered into by two counterparties under which each agrees to make periodic payments to the other for an agreed period of time based upon a notional amount of principal. Under the most common form of interest rate swap, commonly known as a fixed-floating interest rate swap, a series of fixed interest rate payments on a notional amount of principal are exchanged for a series of floating interest rate payments on such notional amount. In a simple interest rate cap, one investor pays a premium for a notional principal amount based on a capped interest rate (the "cap rate"). When the floating interest rate (the "floating rate") exceeds the cap rate, the investor receives a payment from the cap counterparty equal to the difference between the floating rate and the cap rate on the same notional principal amount for a specified period of time. Alternatively, an investor may receive a premium and pay the difference in cap rate and floating rate. Below is a summary of our interest rate swaps and caps as of December 31, 2012 and 2011:

December 31, 2012

			Weighted Average		
	Number of Contracts	**Notional (000's)**	**Rate [(1)]**	**Maturity**	**Fair Value (000's)**
Interest Rate Swaps	21	$ 7,490,000	1.270%	August 2015	$ (97,395)
Interest Rate Caps	10	3,400,000	1.622%	July 2019	122,989

December 31, 2011

			Weighted Average		
	Number of Contracts	**Notional (000's)**	**Rate [(1)]**	**Maturity**	**Fair Value (000's)**
Interest Rate Swaps	15	4,740,000	1.478%	July 2014	(79,476)
Interest Rate Caps	3	700,000	1.593%	July 2015	5,966

(1) For interest rate swaps, rate represents the fixed pay rate. For interest rate caps, rate represents the cap rate.

The current fair value of interest rate swaps and caps is heavily dependent on the prevailing market fixed rate, the corresponding term structure of floating rates (known as the yield curve) as well as the expectation of changes in future floating rates.

Liabilities

We have entered into repurchase agreements to finance some of our purchases of Agency RMBS. Borrowings under these agreements are secured by our Agency RMBS and bear interest at rates that have historically moved in close relationship to LIBOR. At December 31, 2012, we had approximately $13,981.3 million of liabilities pursuant to repurchase agreements with 23 counterparties that had weighted average interest rates of approximately 0.48%, and a weighted average maturity of 19.6 days. In addition, as of December 31, 2012, we had approximately $4,515.5 million in payable for securities purchased, a portion of which will be financed through repurchase agreements. At December 31, 2011, we had approximately $7,880.8 million of liabilities pursuant to repurchase agreements with 24 counterparties that had weighted average interest rates of approximately 0.36%, and a weighted average maturity of 27.6 days. In addition, as of December 31, 2011 we had approximately $463.3 million in payable for securities purchased, a portion of which was financed through repurchase agreements. Below is a summary of our payable for securities purchased as of December 31, 2012 and 2011 (in thousands).

December 31, 2012

Forward Settling Purchases	Settle Date	Par Value	Payable
FNMA - 20 Year 3.0% Fixed	1/14/2013	$ 300,000	$ 316,122
FNMA - 30 Year 3.5% Fixed	1/14/2013	1,550,000	1,646,880
FNMA - 15 Year 2.5% Fixed	1/17/2013	950,000	993,307
FNMA - 15 Year 3.5% Fixed	1/17/2013	38,000	40,363
FNMA - 15 Year 4.5% Fixed	1/17/2013	16,000	17,232
FNMA - 30 Year 2.43% Hybrid ARM	1/24/2013	25,000	26,234
FNMA - 30 Year 2.60% Hybrid ARM	1/25/2013	50,000	52,259
FNMA - 30 Year 2.15% Hybrid ARM	1/29/2013	100,000	103,542
FNMA - 30 Year 2.57% Hybrid ARM	1/29/2013	82,000	85,618
FNMA - 30 Year 3.5% Fixed	2/12/2013	200,000	212,651
FNMA - 15 Year 2.5% Fixed	2/14/2013	950,000	990,186
FNMA - 30 Year 2.17% Hybrid ARM	2/25/2013	30,000	31,107
		$ 4,291,000	$ 4,515,501

December 31, 2011

Forward Settling Purchases	Settle Date	Par Value	Payable
FNMA - 15 Year 3.5% Fixed	1/18/2012	$ 225,000	$ 232,977
FNMA - 30 Year 2.84% Hybrid ARM	1/24/2012	21,000	21,478
FNMA - 30 Year 2.85% Hybrid ARM	1/24/2012	16,000	16,579
FNMA - 30 Year 2.94% Hybrid ARM	1/24/2012	15,000	15,499
FNMA - 30 Year 3.12% Hybrid ARM	1/24/2012	50,000	51,807
FNMA - 30 Year 2.84% Hybrid ARM	1/24/2012	15,000	15,452
FNMA - 30 Year 3.17% Hybrid ARM	1/27/2012	36,000	37,389
FNMA - 30 Year 2.90% Hybrid ARM	2/23/2012	50,000	51,479
FNMA - 30 Year 2.82% Hybrid ARM	3/22/2012	20,000	20,642
		$ 448,000	$ 463,302

Results of Operations

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net Income Available to Common Shares. Net income available to common shares increased $78.5 million to $370.4 million for the year ended December 31, 2012, compared to net income of $291.9 million for the year ended December 31, 2011. The major components of this increase are detailed below.

Investment Income. Investment income, which primarily consists of interest income on Agency RMBS, increased by $60.4 million to $293.3 million for the year ended December 31, 2012, as compared to $232.9 million for the year ended December 31, 2011. The impact of the change in investment income from the increased size of our Agency RMBS portfolio and change in average yield on Agency RMBS portfolio is shown below (in thousands):

Change in Size		Change in Yield		Change in Size & Yield	
Change in average settled	$ 5,038,813	Change in average yield	(0.78)%	Change in average settled	$ 5,038,813
2011 average yield	3.11%	2011 average settled	7,352,591	Change in average yield	(0.78)%
Change	$ 156,777	Change	$ (57,310)	Change	$ (39,275)
				Total change	$ 60,192

Interest Expense. Interest expense increased $25.3 million to $44.1 million for the year ended December 31, 2012, as compared to $18.8 million for the year ended December 31, 2011. The impact of the change in interest expense from the increase in our average repurchase agreements outstanding and change in average rate on repurchase agreements is shown below (in thousands):

Change in Size			Change in Rate			Change in Size & Yield		
Change in average outstanding	$	4,302,733	Change in average rate		0.12%	Change in average outstanding	$	4,302,733
2011 average rate.....................		0.29%	2011 average outstanding.		6,519,272	Change in average rate............		0.12%
Change....................................	$	12,401	Change............................	$	7,787	Change....................................	$	5,140
						Total change	$	25,328

Operating Expenses. For the year ended December 31, 2012, operating expenses decreased by $2.7 million to $20.5 million, compared to $23.2 million for the year ended December 31, 2011. The decrease in expenses was primarily the result of non-recurring expenses of $4.9 million incurred in 2011 relating to the accelerated vesting of shares of restricted common stock and other expenses associated with the Internalization. Overall operating expenses as a percentage of net assets decreased during the year ended December 31, 2012 to 1.05% compared to 2.34% during the year ended December 31, 2011. Our average net assets were $1,961.3 million and $989.0 million during the year ended December 31, 2012 and 2011, respectively.

Net Gain (Loss) From Investments. Net gain from investments decreased by $34.5 million to $226.9 million for the year ended December 31, 2012, compared to $261.4 million for the year ended December 31, 2011. In both years ended December 31, 2012 and 2011, prices of Agency RMBS rose. However, during the year ended December 31, 2012, the size of our Agency RMBS portfolio was significantly larger at an average of $12,391.4 million compared to $7,352.6 million during the year ended December 31, 2011.

Net Gain (Loss) from Swap and Cap Contracts. Net loss from swap and cap contracts decreased by $77.6 million to a loss of $82.8 million for the year ended December 31, 2012, compared to a loss of $160.4 million for the year ended December 31, 2011. The decrease in net loss on swap and cap contracts was primarily due to the decrease in swap rates combined with the increase in the size of our interest rate swap and cap portfolio. During the year ended December 31, 2012 and 2011, our average interest rate swap and cap notional amount was $7,901.5 million and $5,151.5 million, respectively. During the year ended December 31, 2012 and 2011, three year swap rates decreased by 32 and 46 basis points, respectively.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net Income Available to Common Shares. Net income available to common shares increased $269.5 million to $291.9 million for the year ended December 31, 2011, compared to $22.4 million for the year ended December 31, 2010. The major components of this increase are detailed below.

Net Gain (Loss) From Investments. Net gain from investments increased by $260.1 million to $261.4 million for the year ended December 31, 2011, as compared to $1.3 million for the year ended December 31, 2010. The change was due to higher asset values resulting from a decrease in interest rates. During the year ended December 31, 2011, the yield on the 10 Year U.S. Treasury rate fell from 3.294% at the beginning of 2011 to 1.876% at December 31, 2011. Combined with higher asset values was an increase in the size of our portfolio. During the years ended December 31, 2011 and 2010 our average Agency RMBS were $7,352.6 million and $2,080.9 million, respectively.

Net Gain (Loss) From Swap and Cap Contracts. Net loss from swap and cap contracts increased by $121.5 million to $160.4 million for the year ended December 31, 2011, compared to $38.9 million for the year ended December 31, 2010. The change in net gain (loss) on swap and cap contracts was primarily due to the decrease in swap rates combined with the increase in the size of our interest rate swap and cap portfolio. During the years ended December 31, 2011 and 2010 our average monthly notional amount of interest rate swaps and caps was $5,151.5 million and $1,647.7 million, respectively. During the years ended December 31, 2011 and 2010, three year swap rates decreased by 46 basis points and 78 basis points, respectively.

Interest Income. Interest income, which consists of interest income on Agency RMBS, subordinated tranches of CLOs and short term investments, increased by $157.4 million to $232.9 million for the year ended December 31, 2011, as compared to $75.5 million for the year ended December 31, 2010. The impact of the change in investment income from the increased size of our Agency RMBS portfolio and change in average yield on Agency RMBS portfolio is shown below (in thousands):

Change in Size			Change in Yield			Change in Size & Yield		
Change in average settled .	$	5,271,702	Change in average yield.....		(0.38)%	Change in average settled	$	5,271,702
2010 average yield...........		3.49%	2010 average settled..........		2,080,889	Change in average yield..		(0.38)%
Change	$	184,185	Change	$	(7,958)	Change............................	$	(20,162)
						Total change..............	$	156,065

Interest Expense. Interest expense increased by $13.7 million to $18.8 million for the year ended December 31, 2011, as compared to $5.1 million for the year ended December 31, 2010. The impact of the change in interest expense from the increase in our average repurchase agreements outstanding and change in average rate on repurchase agreements is shown below (in thousands):

Change in Size		Change in Rate		Change in Size & Yield	
Change in average outstanding	$ 4,753,319	Change in average rate	0.002%	Change in average outstanding	$ 4,753,319
2010 average rate	0.286%	2010 average outstanding	1,765,953	Change in average rate	0.002%
Change	$ 13,609	Change	$ 34	Change	$ 90
				Total change	$ 13,733

Operating Expenses. For the year ended December 31, 2011, operating expenses increased by $12.7 million to $23.2 million compared to $10.5 million for the year ended December 31, 2010, primarily as a result of higher management fees on a larger asset base for the eight months prior to the internalization of our management ("Internalization") on September 1, 2011, and $4.9 million of non-recurring expenses relating to the accelerated vesting of shares of restricted common stock and other expenses associated with Internalization. However, despite the $12.7 million increase, overall we experienced a decrease in expenses as a percentage of net assets with an expense ratio of 2.34% and 2.68% for the years ended December 31, 2011 and 2010, respectively. The primary reason for the decrease in our expense ratio was the increase in our net asset base in 2011. Average net assets were $989.0 million and $390.9 million for the years ended December 31, 2011 and 2010, respectively.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations for repurchase agreements, interest expense on repurchase agreements and the office lease at December 31, 2012 and 2011 (dollars in thousands).

December 31, 2012	Within One Year	One to Three Years	Three to Five Years	Total
Repurchase agreements	$ 13,981,307	$ —	$ —	$ 13,981,307
Interest expense on repurchase agreements, based on rates at December 31, 2012	15,173	—	—	15,173
Long term operating lease obligation	320	162	—	482
Total	$ 13,996,800	$ 162	$ —	$ 13,996,962

December 31, 2011	Within One Year	One to three Years	Three to Five Years	Total
Repurchase agreements	$ 7,880,814	$ —	$ —	$ 7,880,814
Interest expense on repurchase agreements, based on rates at December 31, 2011	5,852	—	—	5,852
Long term operating lease obligation	313	482	—	795
Total	$ 7,886,979	$ 482	$ —	$ 7,887,461

In addition, as of December 31, 2012 and 2011, we had a $4,515.5 million and $463.3 million payable for securities purchased, respectively, a portion of which either was or will be financed through repurchase agreements. A summary of our payable for securities purchased as of December 31, 2012 and 2011 is included in the "Financial Condition—Liabilities" section.

We enter into interest rate swap and cap contracts as a means of mitigating our interest rate risk on forecasted interest expense associated with repurchase agreements for the term of the swap or cap contract. At December 31, 2012 and 2011, we had interest rate swap and cap contracts with the following counterparties (dollars in thousands):

As of December 31, 2012

Counterparty	Total Notional	Fair Value	Amount At Risk [1]	Weighted Average Maturity in Years
BNP Paribas	$ 250,000	$ 26	$ 2,159	4.7
Credit Suisse International	2,050,000	27,922	13,190	6.0
Deutsche Bank	1,340,000	(10,733)	16,369	2.6
Goldman Sachs	1,800,000	(34,105)	20,416	1.5
ING Capital Markets, LLC	300,000	8,685	585	6.5
Morgan Stanley Capital Markets	1,250,000	29,135	16,474	6.6
Nomura Global Financial Products, Inc.	550,000	(19,629)	6,336	2.6
The Bank of Nova Scotia	250,000	33	1,627	4.7
The Royal Bank of Scotland plc	2,500,000	7,543	9,457	2.4
UBS AG	300,000	9,165	925	6.5
Wells Fargo Bank, N.A	300,000	7,552	1,449	6.4
Total	$ 10,890,000	$ 25,594	$ 88,987	

As of December 31, 2011

Counterparty	Total Notional	Fair Value	Amount At Risk [1]	Weighted Average Maturity in Years
Deutsche Bank	$ 840,000	$ (10,275)	$ 11,846	2.4
Goldman Sachs	1,800,000	(36,205)	18,025	2.5
Morgan Stanley Capital Markets	250,000	(723)	1,236	5.0
Nomura Global Financial Products, Inc.	550,000	(17,176)	4,679	3.6
The Royal Bank of Scotland plc	2,000,000	(9,131)	6,965	2.4
Total	$ 5,440,000	$ (73,510)	$ 42,751	

(1) Equal to the fair value of pledged securities plus accrued interest income, minus the fair value of the interest rate swap and cap and accrued interest income and expense.

We enter into certain contracts that contain a variety of indemnification obligations, principally with our brokers and counterparties to interest rate swap contracts and repurchase agreements. The maximum potential future payment amount we could be required to pay under these indemnification obligations is unlimited. We have not incurred any costs to defend lawsuits or settle claims related to these indemnification obligations. As a result, the estimated fair value of these agreements is minimal. Accordingly, we recorded no liabilities for these agreements as of December 31, 2012 and 2011.

Off-Balance Sheet Arrangements

As of December 31, 2012 and 2011, we did not maintain any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, special purpose or variable interest entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, as of December 31, 2012 and 2011, we had not guaranteed any obligations of unconsolidated entities or entered into any commitment or had any intent to provide funding to any such entities.

Liquidity and Capital Resources

Our primary sources of funds are borrowings under repurchase arrangements and monthly principal repayments and interest payments on our investments. Other sources of funds may include proceeds from debt and equity offerings and asset sales. As of December 31, 2012 and 2011, we had repurchase agreements totaling $13,981.3 million and $7,880.8 million, respectively, with a weighted average borrowing rate of 0.48% and 0.36%, respectively. In addition, during the year ended December 31, 2012 and 2011, we received $2,889.8 million and $1,406.1 million of principal repayments and $274.6 million and $221.3 million of interest payments, respectively. We held cash and cash equivalents of $13.9 million and $11.5 million at December 31, 2012 and 2011, respectively.

During the year ended December 31, 2012 and 2011, our operations used net cash of $7,048.9 million and $4,516.9 million, respectively. During the year ended December 31, 2012 and 2011, we had net purchases of securities (net of purchases, sales and principal repayments) of $11,280.4 million and $2,917.6 million, respectively.

The increase in net purchases of securities was the result of investing the total net proceeds from the (i) February 1, 2012 and July 16, 2012 public offerings of common stock which raised approximately $377.3 million and $622.2 million of net proceeds, respectively, (ii) the August 3, 2012 public offering of Series A Preferred Stock which raised approximately $72.4 million of net proceeds and (iii) the issuance and sale of shares under the dividend reinvestment and direct stock purchase plan ("DSPP") and Equity Placement Program ("EPP"), while maintaining a consistent leverage ratio.

Through the DSPP, stockholders may purchase additional shares of common stock by reinvesting some or all of the cash dividends received on shares of common stock. Stockholders may also make optional cash purchases of shares of common stock subject to certain limitations detailed in the plan prospectus. For the year ended December 31, 2012 and 2011, we issued 5,327,661 and 9,192 shares under the plan, respectively, raising approximately $74.0 million and $0.1 million of net proceeds, respectively. As of December 31, 2012 and 2011, there were approximately 4.1 million and 9.4 million shares, respectively, available for issuance under the DSPP.

On June 7, 2011 we established the EPP whereby, from time to time, we may publicly offer and sell up to 15.0 million shares of our common stock in at-the-market transactions and/or privately negotiated transactions with JMP Securities LLC acting as sales agent. For the year ended December 31, 2012 the Company issued 11.9 million shares under the plan raising approximately $164.3 million. The Company did not issue any shares under the plan during the year ended December 31, 2011. As of December 31, 2012 and 2011, there were approximately 3.1 million and 15.0 million shares of common stock, respectively, available for issuance under the EPP.

The following tables present certain information regarding our risk exposure on our repurchase agreements as of December 31, 2012 and 2011 (dollars in thousands):

December 31, 2012 Counterparty	Total Outstanding Borrowings	% of Total	% of Net Assets At Risk [(1)]	Weighted Average Maturity in Days
Bank of America Securities LLC	$ 1,143,279	8.2 %	2.4%	16
Bank of Nova Scotia	660,889	4.7	1.1	12
Barclays Capital, Inc.	1,129,106	8.1	2.3	30
BNP Paribas Securities Corp.	662,360	4.7	1.5	17
Citigroup Global Markets, Inc.	463,815	3.3	1.1	21
Credit Suisse Securities (USA) LLC	645,179	4.6	1.2	15
Daiwa Securities America, Inc.	305,954	2.2	0.7	22
Deutsche Bank Securities, Inc.	539,094	3.8	1.4	21
Goldman Sachs & Co.	1,058,174	7.6	2.4	17
Guggenheim Liquidity Services, LLC	281,225	2.0	0.6	22
Industrial and Commercial Bank of China Financial Services LLC	808,414	5.8	1.7	20
ING Financial Markets LLC	377,353	2.7	0.9	14
KGS Alpha Capital Markets	138,697	1.0	0.4	19
LBBW Securities LLC	140,953	1.0	0.3	28
Mitsubishi UFJ Securities (USA), Inc.	627,315	4.5	1.4	17
Mizuho Securities USA, Inc.	520,638	3.7	1.1	18
Morgan Stanley & Co. Inc.	634,179	4.5	1.6	17
Nomura Securities International, Inc.	623,556	4.5	1.5	21
RBC Capital Markets, LLC	791,610	5.7	1.8	17
South Street Securities LLC	375,289	2.7	1.1	18
The Royal Bank of Scotland PLC	167,604	1.2	0.4	9
UBS Securities LLC	936,333	6.7	2.3	38
Wells Fargo Securities, LLC	950,291	6.8	1.3	13
Total	$ 13,981,307	100.0 %	30.5%	

(1) Equal to the fair value of pledged securities plus accrued interest income, minus the sum of repurchase agreement liabilities and accrued interest expense divided by net assets.

December 31, 2011

Counterparty	Total Outstanding Borrowings	% of Total	% of Net Assets At Risk [(1)]	Weighted Average Maturity in Days
Bank of America Securities LLC	$ 242,641	3.1%	1.3%	19
Bank of Nova Scotia	416,381	5.3	1.3	33
Barclays Capital, Inc.	414,103	5.3	2.1	52
BNP Paribas Securities Corp.	282,544	3.6	1.4	13
Cantor Fitzgerald & Co.	411,499	5.2	2.1	36
Citigroup Global Markets, Inc.	244,284	3.1	1.3	20
Credit Suisse Securities (USA) LLC	414,021	5.2	1.9	47
Daiwa Securities America, Inc.	288,960	3.6	1.5	30
Deutsche Bank Securities, Inc.	557,902	7.1	3.0	11
Goldman Sachs & Co.	543,768	6.9	2.8	22
Guggenheim Liquidity Services, LLC	151,530	1.9	0.8	23
Industrial and Commercial Bank of China Financial Services LLC	415,863	5.3	2.3	30
ING Financial Markets LLC	419,837	5.3	2.2	19
Jefferies & Company, Inc.	101,235	1.3	0.5	17
LBBW Securities LLC	206,734	2.6	1.0	45
Mitsubishi UFJ Securities (USA), Inc.	482,404	6.1	2.4	35
Mizuho Securities USA, Inc.	297,917	3.8	1.5	20
Morgan Stanley & Co. Inc.	172,063	2.2	1.0	45
Nomura Securities International, Inc.	281,998	3.6	1.4	41
RBC Capital Markets, LLC	223,831	2.8	1.3	12
South Street Securities LLC	336,394	4.3	2.1	18
The Royal Bank of Scotland PLC	143,628	1.8	0.7	10
UBS Securities LLC	328,368	4.2	1.7	47
Wells Fargo Securities, LLC	502,909	6.4	1.7	10
Total	$ 7,880,814	100.0%	39.3%	

(1) Equal to the fair value of pledged securities plus accrued interest income, minus the sum of repurchase agreement liabilities and accrued interest expense divided by net assets.

Our repurchase agreements contain typical provisions and covenants as set forth in the standard master repurchase agreement published by the Securities Industry and Financial Markets Association. Our repurchase agreements generally require us to transfer additional securities to the counterparty in the event the value of the securities then held by the counterparty in the margin account falls below specified levels and contain events of default in cases where we or the counterparty breaches our respective obligations under the agreement.

We receive margin calls from our repurchase agreement counterparties from time to time in the ordinary course of business similar to other entities in the specialty finance business. We receive two types of margin calls under our repurchase agreements. The first type, which are known as "factor calls," are margin calls that occur each month and relate to the timing difference between the reduction of principal balances of our Agency RMBS, due to monthly principal payments on the underlying mortgages, and the receipt of the corresponding cash. The second type of margin call we may receive is a "valuation call", which occurs due to market and interest rate movements. Both factor and valuation margin calls occur if the total value of our assets pledged as collateral to a counterparty drops beyond a threshold level, typically between $100,000 and $500,000. Both types of margin calls require a dollar for dollar restoration of the margin shortfall. Conversely, we may initiate margin calls to our counterparties when the value of our assets pledged as collateral with a counterparty increases above the threshold level, thereby increasing our liquidity. All unrestricted cash and cash equivalents, plus any unpledged Agency RMBS or U.S. Treasury securities, are available to satisfy margin calls.

As of December 31, 2012 and 2011, we had approximately $1,519.3 million and $580.0 million, respectively, in Agency RMBS, U.S. Treasury securities and cash and cash equivalents available to satisfy future margin calls. To date, we have maintained sufficient liquidity to meet margin calls, and we have always been able to satisfy a margin call, although no assurance can be given that we will be able to satisfy requests from our lenders to post additional collateral in the future.

An event of default or termination event under the standard master repurchase agreement would give our counterparty the option to terminate all repurchase transactions existing with us and make any amount due by us to the counterparty payable immediately.

We have made and intend to continue to make regular quarterly distributions of all or substantially all of our REIT taxable income to our stockholders. In order to qualify as a REIT and to avoid federal corporate income tax on the income that we distribute to our stockholders, we are required to distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, on an annual basis. This requirement can impact our liquidity and capital resources.

For our short term (one year or less) and long term liquidity and capital resource requirements, we also rely on the cash flow from operations, primarily monthly principal and interest payments to be received on our Agency RMBS, as well as any securities offerings authorized by our board of directors.

Based on our current portfolio, leverage rate and available borrowing arrangements, we believe that our cash flow from operations and the utilization of borrowings will be sufficient to enable us to meet anticipated short term (one year or less) liquidity requirements such as funding our investment activities, funding our distributions to stockholders and for general corporate expenses. However, an increase in prepayment rates substantially above our expectations could cause a temporary liquidity shortfall due to the timing of the necessary margin calls on the financing arrangements and the actual receipt of the cash related to principal paydowns. If our cash resources are at any time insufficient to satisfy our liquidity requirements, we may have to issue debt or additional equity securities or sell Agency RMBS in our portfolio. If required, the sale of Agency RMBS at prices lower than their amortized cost would result in realized losses. We believe that we have additional capacity through repurchase agreements to leverage our equity further should the need for additional short term (one year or less) liquidity arise.

We may increase our capital resources by obtaining long term credit facilities or making public or private offerings of equity or debt securities. Such financing will depend on market conditions for capital raises and the investment of any proceeds. If we are unable to renew, replace or expand our sources of financing on substantially similar terms, it may have an adverse effect on our business and results of operations.

Qualitative and Quantitative Disclosures about Short Term Borrowings

The following table discloses quantitative data about our short term borrowings under repurchase agreements during the years ended December 30, 2012 and 2011.

(In millions)	Year Ended December 31, 2012	Year Ended December 31, 2011
Outstanding at period end	$ 13,981	$ 7,881
Weighted average rate at period end	0.48%	0.36%
Average outstanding during period [(1)]	$ 10,822	$ 6,519
Weighted average rate during period	0.41%	0.29%
Largest month end balance during period	$ 13,981	$ 8,043
Leverage ratio (at period end) [(2)]	7.7:1	7.7:1

(1) Calculated based on the average month end balance during the period.

(2) Our leverage ratio was calculated by dividing (i) our repurchase agreements balance plus payable for securities purchased minus receivable for securities sold by (ii) net assets.

During the year ended December 31, 2012, our repurchase agreement balance increased due to our February 1, 2012 and July 16, 2012 public offerings and our August 3, 2012 offering of our Series A Preferred Stock, which allowed us to finance additional asset purchases. During the year ended December 31, 2011, our repurchase agreement balance increased during the end of the period due to forward settling purchases made with the net proceeds from our February 2011 equity offering settling and being financed through repurchase agreements. During the years ended December 31, 2012 and 2011, the weighted average rate on our repurchase agreements remained relatively stable.

Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance far more than inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with GAAP and our distributions are determined by our board of directors based in part on our REIT taxable income as calculated according to the requirements of the Internal Revenue Code. In each case, our activities and balance sheet are measured with reference to fair value without considering inflation.

Critical Accounting Policies

Our most critical accounting policies require us to make complex and subjective decisions and assessments that could affect our reported assets and liabilities, as well as our reported interest income and expenses. We believe that all of the decisions and assessments upon which our financial statements are based were reasonable at the time made based upon information available to us at that time. We rely on our management's experience and analysis of historical and current market data in order to arrive at what we believe to be reasonable estimates. See Note 2 to the financial statements included elsewhere in this Annual Report on Form 10-K for a complete discussion of our significant accounting policies. We have identified our most critical accounting policies to be the following:

Investment Company Accounting

Our financial statements are prepared by management in accordance with GAAP. Although we conduct our operations so that we are not required to register as an investment company under the Investment Company Act, for financial reporting purposes we are considered an investment company and follow the accounting and reporting specified in ASC 946, Financial Services-Investment Companies. Accordingly, investments in securities are carried at fair value with changes in fair value recorded in the statement of operations.

Valuation

Agency RBMS and U.S. Treasury securities are generally valued on the basis of valuations provided by third party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and asked prices, broker/dealer quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security.

Interest rate swaps and caps are generally valued using valuations provided by dealer quotations. Such dealer quotations are based on the present value of fixed and projected floating rate cash flows over the term of the swap contract. Future cash flows are discounted to their present value using swap rates provided by electronic data services or brokers.

Recent Accounting Pronouncements

In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* (Topic 210), *Balance Sheet.* The update addresses implementation issues about ASU 2011-11 and applies to derivatives accounted for in accordance with Topic 815, *Derivatives and Hedging*, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The guidance is effective January 1, 2013 and is to be applied retrospectively. This guidance does not amend when we currently offset our derivative positions. As a result, we do not expect this guidance to have a material effect on our financial statements.

In October 2011, the FASB issued a proposed ASU 2011-20, *Financial Services-Investment Companies: Amendments to the Scope, Measurement, and Disclosure Requirements* ("ASU 2011-20"), which would amend the criteria in ASC Topic 946 on Investment Companies ("ASC 946") for determining whether an entity qualifies as an investment company. As proposed, ASU 2011-20 would affect the measurement, presentation and disclosure requirements for Investment Companies, as defined, amend the investment company definition in ASC 946, and remove the current exemption for real estate investment trusts from this topic. If the current exemption for real estate investments trusts is upheld, this proposal may result in a material modification to the presentation of the Company's financial statements. We are monitoring developments related to this proposal and are evaluating the effects it would have on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2012 and 2011, the primary component of our market risk was interest rate risk, as described below. While we do not seek to avoid risk completely, we do believe that risk can be quantified from historical experience and seek to actively manage risk, to earn sufficient compensation to justify taking risks and to maintain capital levels consistent with the risks we undertake. Our board of directors exercises oversight of risk management in many ways, including overseeing our senior management's risk-related responsibilities and reviewing management and investment policies and performance against these policies and related benchmarks. See "Business—Risk Management" for a further discussion of our risk mitigation practices.

Interest Rate Risk

We are subject to interest rate risk in connection with our investments in Agency RMBS collateralized by ARMs, hybrid ARMs and fixed rate mortgage loans and our related debt obligations, which are generally repurchase agreements of limited duration that are periodically refinanced at current market rates. We seek to mitigate this risk through utilization of derivative contracts, primarily interest rate swap and cap agreements.

Effect on Interest Income, Interest Expense and Net swap and cap income (expense). We fund our investments in long term Agency RMBS collateralized by ARMs, hybrid ARMs and fixed rate mortgage loans with short term borrowings under repurchase agreements. During periods of rising interest rates, the borrowing costs associated with those Agency RMBS tend to increase while the income earned on such Agency RMBS (during the fixed rate component of such securities) may remain substantially unchanged. This results in a narrowing of the net interest spread between the related assets and borrowings and may even result in losses.

We are a party to the interest rate swap and cap contracts as of December 31, 2012 and 2011 described in detail under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments" in this Annual Report on Form 10-K.

Hedging techniques are partly based on assumed levels of prepayments of our Agency RMBS. If prepayments are slower or faster than assumed, the life of the Agency RMBS will be longer or shorter, which would reduce the effectiveness of any hedging strategies we may use and may cause losses on such transactions.

Effect on Fair Value. Another component of interest rate risk is the effect changes in interest rates will have on the fair value of our assets. We face the risk that the fair value of our assets will increase or decrease at different rates than those of our liabilities, including our hedging instruments.

We primarily assess our interest rate risk by estimating the duration of our assets and the duration of our liabilities. Duration essentially measures the market price volatility of financial instruments as interest rates change. We generally calculate duration using various third-party financial models and empirical data. Different models and methodologies can produce different duration numbers for the same securities.

Extension Risk. We invest in Agency RMBS collateralized by hybrid ARMs, which have interest rates that are fixed for the first few years of the loan (typically three, five, seven or 10 years) and thereafter reset periodically on the same basis as Agency RMBS collateralized by ARMs. We compute the projected weighted average life of our Agency RMBS collateralized by hybrid ARMs based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgages. In general, when Agency RMBS collateralized by fixed rate or hybrid ARMs is acquired with borrowings, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes our borrowing costs for a period close to the anticipated weighted average life of the fixed rate portion of the related Agency RMBS. This strategy is designed to protect us from rising interest rates by fixing our borrowing costs for the duration of the fixed rate period of the collateral underlying the related Agency RMBS.

We have structured our swaps to expire in conjunction with the estimated weighted average life of the fixed period of the mortgages underlying our Agency RMBS portfolio. However, in a rising interest rate environment, the weighted average life of the fixed rate mortgages underlying our Agency RMBS could extend beyond the term of the swap agreement or other hedging instrument. This could have a negative impact on our results from operations, as borrowing costs would no longer be fixed after the term of the hedging instrument while the income earned on the remaining Agency RMBS would remain fixed for a period of time. This situation may also cause the market value of our Agency RMBS to decline with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Interest Rate Cap Risk. Both the ARMs and hybrid ARMs that collateralize our Agency RMBS are typically subject to periodic and lifetime interest rate caps and floors, which limit the amount by which the security's interest yield may change during any given period. However, our borrowing costs will not be subject to similar restrictions. Therefore, in a period of increasing interest rates, the interest costs on our borrowings could increase without limitation by caps while the interest rate yields on our Agency RMBS would effectively be limited by caps. This problem will be magnified to the extent that we acquire Agency RMBS that are collateralized by hybrid ARMs that are not fully indexed. In addition, the underlying mortgages may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash income on our Agency RMBS than we need in order to pay the interest cost on our related borrowings. These factors could lower our net investment income or cause a net loss during periods of rising interest rates, which would harm our financial condition, cash flows and results of operations.

Interest Rate Mismatch Risk. We intend to fund a substantial portion of our acquisitions of Agency RMBS with borrowings that, after the effect of hedging, have interest rates based on indices and repricing terms similar to, but of somewhat shorter maturities than, the interest rate indices and repricing terms of the Agency RMBS. Thus, we anticipate that in most cases the interest rate indices and repricing terms of our Agency RMBS and our funding sources will not be identical, thereby creating an interest rate mismatch between assets and liabilities. Therefore, our cost of funds would likely rise or fall more quickly than would our earnings rate on assets. During periods of changing interest rates, such interest rate mismatches could negatively impact our financial condition, cash flows and results of operations. To mitigate interest rate mismatches, we may utilize the hedging strategies discussed above.

Our analysis of risks is based on management's experience, estimates, models and assumptions. These analyses rely on models which utilize estimates of fair value and interest rate sensitivity. Actual economic conditions or implementation of investment decisions by our management may produce results that differ significantly from the estimates and assumptions used in our models and the projected results reflected herein.

Prepayment Risk

Prepayments are the full or partial repayment of principal prior to the original contractual maturity of a mortgage loan and typically occur due to refinancing of mortgage loans. Prepayment rates for existing Agency RMBS generally increase when prevailing mortgage interest rates fall. In addition, prepayment rates on Agency RMBS collateralized by ARMs and hybrid ARMs generally increase when the difference between long term and short term interest rates declines or becomes negative. Additionally, we currently own Agency RMBS that were purchased at a premium. The prepayment of such Agency RMBS at a rate faster than anticipated would result in a write-off of any remaining capitalized premium amount.

We seek to mitigate our prepayment risk by investing in Agency RMBS with a variety of prepayment characteristics, and prepayment protections, as well as by balancing Agency RMBS purchased at a premium with Agency RMBS purchased at a discount.

Effect on Fair Value and Net Income

Another component of interest rate risk is the effect changes in interest rates will have on the fair value of our assets and our net income exclusive of the effect on fair value. We face the risk that the fair value of our assets and net income exclusive of the effect on fair value will increase or decrease at different rates than that of our liabilities, including our hedging instruments.

We primarily assess our interest rate risk by estimating the duration of our assets and the duration of our liabilities. Duration essentially measures the market price volatility of financial instruments as interest rates change. We generally calculate duration using various financial models and empirical data. Different models and methodologies can produce different duration numbers for the same securities.

The following sensitivity analysis table shows the estimated impact of our interest rate-sensitive investments and repurchase agreement liabilities on the fair value of our assets and our net income, exclusive of the effect of changes in fair value on our net income, at December 31, 2012 and 2011, assuming a static portfolio and that rates instantaneously fall 25, 50 and 75 basis points and rise 25, 50 and 75 basis points.

December 31, 2012

Change in Interest Rates	Projected Change in the Fair Value of Our Assets (excluding hedging instruments)*	Projected Change in the Fair Value of Our Assets (including hedging instruments) *	Projected Change in Our Net Income
- 75 basis points	0.74 %	(0.08)%	13.32 %
- 50 basis points	0.80 %	0.24 %	10.66 %
- 25 basis points	0.56 %	0.24 %	5.33 %
No Change	— %	— %	— %
+ 25 basis points	(0.70)%	(0.37)%	(13.32)%
+ 50 basis points	(1.53)%	(0.86)%	(26.64)%
+ 75 basis points	(2.49)%	(1.45)%	(39.96)%

December 31, 2011

Change in Interest Rates	Projected Change in the Fair Value of Our Assets (excluding hedging instruments)*	Projected Change in the Fair Value of Our Assets (including hedging instruments) *	Projected Change in Our Net Income
- 75 basis points	0.42 %	(0.34)%	5.52 %
- 50 basis points	0.34 %	(0.18)%	4.41 %
- 25 basis points	0.20 %	(0.06)%	2.18 %
No Change	— %	— %	— %
+ 25 basis points	(0.39)%	(0.13)%	(5.61)%
+ 50 basis points	(0.93)%	(0.40)%	(11.17)%
+ 75 basis points	(1.59)%	(0.79)%	(16.74)%

---

* Analytics provided by The Yield Book® Software

While the charts above reflect the estimated immediate impact of interest rate increases and decreases on a static portfolio, we rebalance our portfolio from time to time either to take advantage or minimize the impact of changes in interest rates. Generally, our interest rate swaps reset in the quarter following changes in interest rates. It is important to note that the impact of changing interest rates on fair value and net income can change significantly when interest rates change beyond 75 basis points from current levels. Therefore, the volatility in the fair value of our assets could increase significantly when interest rates change beyond 75 basis points. In addition, other factors impact the fair value of and net income from our interest rate-sensitive investments and hedging instruments, such as the shape of the yield curve, market expectations as to future interest rate changes and other market conditions. Accordingly, in the event of changes in actual interest rates, the change in the fair value of our assets and our net income would likely differ from that shown above, and such difference might be material and adverse to our stockholders.

Risk Management

Our board of directors exercises its oversight of risk management in many ways, including overseeing our senior management's risk-related responsibilities, including reviewing management policies and performance against these policies and related benchmarks.

As part of our risk management process, we actively manage the interest rate, liquidity, prepayment and counterparty risks associated with our Agency RMBS portfolio. This process includes monitoring various stress test scenarios on our portfolio. We seek to mitigate our interest rate risk exposure by entering into various hedging instruments in order to minimize our exposure to potential interest rate mismatches between the interest we earn on our investments and our borrowing costs.

We seek to mitigate our liquidity risks by monitoring our liquidity position on a daily basis and maintaining a prudent level of leverage, which we currently consider to be between six and 10 times the amount of net assets in our overall portfolio, based on current market conditions and various other factors, including the health of the financial institutions that lend to us under our repurchase agreements.

We seek to mitigate our prepayment risk by investing in Agency RMBS with a variety of prepayment characteristics, and prepayment protections, as well as by balancing Agency RMBS purchased at a premium with Agency RMBS purchased at a discount.

We seek to mitigate our counterparty risk by (i) diversifying our exposure across a broad number of counterparties, (ii) limiting our exposure to any one counterparty and (iii) monitoring the financial stability of our counterparties.

Item 8. **Financial Statements and Supplementary Data**

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CYS Investments, Inc.
Waltham, MA

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of CYS Investments, Inc. (formerly Cypress Sharpridge Investments, Inc., the "Company") as of December 31, 2012 and 2011, and the related statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CYS Investments, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

February 15, 2013
Boston, Massachusetts

CYS INVESTMENTS, INC.
STATEMENTS OF ASSETS AND LIABILITIES

(In thousands, except per share numbers)	December 31, 2012	December 31, 2011
ASSETS:		
Investments in securities, at fair value (including pledged assets of $14,831,648 and $8,412,295, respectively)	$ 20,861,718	$ 9,466,128
Interest rate swap contracts, at fair value	1,180	—
Interest rate cap contracts, at fair value	122,989	5,966
Cash and cash equivalents	13,882	11,508
Receivable for securities sold and principal repayments	10,343	5,550
Interest receivable	46,558	27,815
Other assets	826	1,090
Total assets	21,057,496	9,518,057
LIABILITIES:		
Repurchase agreements	13,981,307	7,880,814
Interest rate swap contracts, at fair value	98,575	79,476
Payable for securities purchased	4,515,501	463,302
Payable for cash received as collateral	28,910	—
Distribution payable	1,243	—
Accrued interest payable (including accrued interest on repurchase agreements of $11,717 and $3,747, respectively)	28,863	15,617
Accrued expenses and other liabilities	435	1,390
Total liabilities	18,654,834	8,440,599
Commitments and contingencies (note 11)	—	—
NET ASSETS	$ 2,402,662	$ 1,077,458
Net assets consist of:		
Series A Cumulative Redeemable Preferred Stock, $0.01 par value, 50,000 shares authorized (3,000 and 0 shares issued and outstanding, respectively, liquidation preference of $25.00 per share or $75,000 and $0 in aggregate, respectively)	$ 72,369	$ —
Common Stock, $0.01 par value, 500,000 shares authorized (174,924 and 82,753 shares issued and outstanding, respectively)	1,749	828
Additional paid in capital	2,237,512	997,884
Retained earnings	91,032	78,746
NET ASSETS	$ 2,402,662	$ 1,077,458
NET ASSET VALUE PER COMMON SHARE	$ 13.31	$ 13.02

See notes to financial statements.

CYS INVESTMENTS, INC.
SCHEDULES OF INVESTMENTS
DECEMBER 31, 2012
INVESTMENTS IN SECURITIES – UNITED STATES OF AMERICA

(In thousands)	Face Amount	Fair Value
Fixed Income Securities - 868.3%[c]		
Mortgage Pass-Through Agency RMBS - 865.9%[c]		
Fannie Mae Pools - 822.8%[c]		
2.15%, due 2/1/2043(b)	$ 100,000	$ 103,991
2.16%, due 10/1/2042(b)	44,800	46,452
2.17%, due 3/1/2043(b)	30,000	31,167
2.18%, due 11/1/2042(b)	34,926	36,246
2.24%, due 10/1/2042(b)	49,605	51,511
2.26%, due 11/1/2042(b)	45,372	47,149
2.34%, due 11/1/2042(b)	75,085	78,162
2.38%, due 1/1/2043(a)(b)	100,237	104,444
2.40%, due 9/1/2042 - 10/1/2042(a)(b)	63,216	65,915
2.41%, due 7/1/2042 - 9/1/2042(a)(b)	69,629	72,585
2.42%, due 11/1/2042(a)(b)	75,395	78,710
2.43%, due 2/1/2043(b)	25,000	26,174
2.44%, due 7/1/2042 - 10/1/2042(a)(b)	241,204	251,833
2.45%, due 10/1/2042 - 11/1/2042(b)	87,021	90,808
2.46%, due 6/1/2042(a)(b)	57,508	60,021
2.50%, due 2/1/2028 - 3/1/2028	1,900,000	1,985,203
2.51%, due 10/1/2042(a)(b)	146,723	153,519
2.57%, due 7/1/2042 - 2/1/2043(a)(b)	130,372	136,513
2.58%, due 8/1/2042(a)(b)	34,217	35,801
2.60%, due 2/1/2043(b)	50,000	52,406
2.62%, due 7/1/2042(a)(b)	46,138	48,256
2.63%, due 4/1/2042(a)(b)	35,609	37,264
2.70%, due 6/1/2042(a)(b)	67,729	70,933
2.79%, due 1/1/2042 - 3/1/2042(a)(b)	85,732	89,912
2.80%, due 2/1/2042 - 11/1/2042(a)(b)	349,671	366,718
2.81%, due 2/1/2042(a)(b)	55,367	58,090
2.84%, due 2/1/2042(a)(b)	32,607	34,247
2.85%, due 12/1/2041(a)(b)	53,238	55,952
2.87%, due 1/1/2042(a)(b)	59,639	63,234
2.89%, due 2/1/2042(a)(b)	40,377	42,409
3.00%, due 1/1/2041(a)(b)	29,557	31,002
3.00%, due 2/1/2027 - 12/1/2027(a)	6,794,861	7,183,772
3.00%, due 2/1/2032 - 2/1/2033(a)	967,503	1,018,411
3.00%, due 10/1/2042(a)	46,277	47,556
3.02%, due 12/1/2040(a)(b)	101,591	106,680
3.04%, due 9/1/2041(a)(b)	38,752	40,639
3.05%, due 9/1/2041(a)(b)	36,363	38,205
3.06%, due 6/1/2042(b)	37,791	40,031
3.16%, due 9/1/2041(a)(b)	31,611	33,343
3.18%, due 11/1/2041(a)(b)	27,672	29,179
3.21%, due 9/1/2041(a)(b)	84,111	88,670

CYS INVESTMENTS, INC.
SCHEDULES OF INVESTMENTS - (Continued)
DECEMBER 31, 2012

	Face Amount	Fair Value
3.24%, due 3/1/2041(a)(b)	$ 15,547	$ 16,389
3.26%, due 4/1/2041(a)(b)	38,941	40,970
3.30%, due 5/1/2041(a)(b)	31,843	33,499
3.35%, due 8/1/2041(a)(b)	27,024	28,827
3.36%, due 6/1/2041(a)(b)	81,763	86,263
3.38%, due 5/1/2041(a)(b)	17,894	18,822
3.50%, due 7/1/2021(a)	207,091	219,747
3.50%, due 12/1/2025 - 2/1/2028(a)	1,481,478	1,572,774
3.50%, due 8/1/2042 - 3/1/2043(a)	3,209,041	3,425,338
3.61%, due 6/1/2041(a)(b)	49,197	52,170
3.65%, due 7/1/2040(a)(b)	29,174	30,810
3.99%, due 9/1/2039(b)	11,717	12,432
4.00%, due 1/1/2025 - 6/1/2026(a)	613,772	657,599
4.00%, due 8/1/2042(a)	106,594	114,664
4.50%, due 2/1/2028 - 11/1/2030(a)	136,333	147,730
4.50%, due 11/1/2041(a)	256,057	277,486
Total Fannie Mae Pools	18,695,972	19,768,633
Freddie Mac Pools - 38.0%[(c)]		
2.22%, due 12/1/2042(b)	50,184	52,100
2.30%, due 11/1/2042(a)(b)	99,093	103,022
2.43%, due 6/1/2042(a)(b)	38,618	40,336
2.45%, due 7/1/2042(a)(b)	46,980	49,027
2.52%, due 9/1/2042(a)(b)	122,825	128,547
2.54%, due 7/1/2042(a)(b)	41,200	43,077
2.55%, due 11/1/2042(b)	54,278	56,826
2.59%, due 3/1/2042(a)(b)	35,421	37,203
2.79%, due 12/1/2041(a)(b)	42,260	44,357
3.27%, due 6/1/2041(a)(b)	32,330	33,995
3.30%, due 1/1/2041(a)(b)	35,460	37,608
3.50%, due 4/1/2026 - 2/1/2027(a)	187,349	197,014
3.63%, due 6/1/2041(a)(b)	32,394	34,105
4.50%, due 12/1/2024 - 5/1/2025(a)	52,637	56,006
Total Freddie Mac Pools	871,029	913,223
Ginnie Mae Pools - 5.1%[(c)]		
3.50%, due 7/20/2040(a)(b)	101,626	108,469
4.00%, due 1/20/2040(a)(b)	12,875	13,818
Total Ginnie Mae Pools	114,501	122,287
Total Mortgage Pass-Through Agency RMBS (Cost - $20,560,760)	19,681,502	20,804,143
U.S. Treasury Bills - 1.6%[(c)]		
0.06%, due 2/7/2013(a)(d)	38,000	37,999
Total U.S. Treasury Bills (Cost - $37,995)	$ 38,000	$ 37,999
Other investments (Cost - $12,855)[(e)] - 0.8%[(c)]	20,473	19,576
Total Investments in Securities (Cost - $20,611,610)	$ 19,739,975	$ 20,861,718

CYS INVESTMENTS, INC.
SCHEDULES OF INVESTMENTS - (Continued)
DECEMBER 31, 2012

Interest Rate Cap Contracts - 5.1%[(c)]

Expiration	Cap Rate	Notional Amount	Fair Value
12/30/2014	2.07%	$ 200,000	$ 38
10/15/2015	1.43%	300,000	386
11/8/2015	1.36%	200,000	302
5/23/2019	2.00%	300,000	6,714
6/1/2019	1.75%	300,000	7,553
6/29/2019	1.50%	300,000	8,686
7/2/2019	1.50%	300,000	9,165
7/16/2019	1.25%	500,000	17,255
7/16/2022	1.75%	500,000	36,010
7/25/2022	1.75%	500,000	36,880
Total Interest Rate Cap Contracts (Cost, $134,815)		$ 3,400,000	$ 122,989

Interest Rate Swap Contracts - (4.1%)[(c)(f)]

Expiration	Pay Rate	Notional Amount	Fair Value
5/26/2013	1.60%	$ 100,000	$ (529)
6/28/2013	1.38%	300,000	(1,574)
7/15/2013	1.37%	300,000	(1,706)
12/15/2013	1.31%	400,000	(3,773)
12/16/2013	1.26%	400,000	(3,602)
12/16/2013	1.28%	500,000	(4,581)
12/17/2013	1.32%	400,000	(3,838)
7/1/2014	1.72%	100,000	(2,049)
7/16/2014	1.73%	250,000	(5,309)
8/16/2014	1.35%	200,000	(3,246)
9/23/2014	1.31%	500,000	(8,167)
10/6/2014	1.17%	240,000	(3,405)
2/14/2015	2.15%	500,000	(18,564)
6/2/2016	1.94%	300,000	(14,320)
12/19/2016	1.43%	250,000	(7,996)
4/24/2017(g)	1.31%	500,000	(11,556)
7/13/2017	0.86%	750,000	(4,117)
9/6/2017	0.77%	250,000	33
9/6/2017	0.77%	250,000	26
9/6/2017	0.77%	500,000	(243)
11/29/2017(h)	0.87%	500,000	1,121
Interest Rate Swap Contracts (Cost, $0)		$ 7,490,000	$ (97,395)

LEGEND

(a) Securities or a portion of the securities are pledged as collateral for repurchase agreements, interest rate swap contracts or forward settling transactions.
(b) The coupon rate shown on floating or adjustable rate securities represents the rate at December 31, 2012.
(c) Percentage of net assets.
(d) Zero coupon bond, rate shown represents purchase yield.
(e) Comprised of investments that were individually less than 1% of net assets.
(f) The Company's interest rate swap contracts receive a floating rate set quarterly to three month LIBOR.
(g) The interest rate swap effective date is April 24, 2013 and does not accrue any income or expense until that date.
(h) The interest rate swap effective date is November 29, 2013 and does not accrue any income or expense until that date.

See notes to financial statements.

CYS INVESTMENTS, INC.
SCHEDULES OF INVESTMENTS - (Continued)
DECEMBER 31, 2011
INVESTMENTS IN SECURITIES – UNITED STATES OF AMERICA

(In thousands)	Face Amount	Fair Value
Fixed Income Securities - 878.6% (c)		
Mortgage Pass-Through Agency RMBS - 869.9% (c)		
Fannie Mae Pools - 785.0% (c)		
2.82%, due 3/1/2042(b)	$ 20,000	$ 20,627
2.84%, due 1/1/2042(b)	36,000	37,288
2.85%, due 1/1/2042(b)	16,000	16,575
2.88%, due 12/1/2041(b)	63,081	65,342
2.90%, due 2/1/2042(b)	50,000	51,750
2.94%, due 1/1/2042(b)	15,000	15,572
2.98%, due 10/1/2040(a)(b)	43,981	45,730
3.01%, due 1/1/2041(a)(b)	40,986	42,804
3.03%, due 12/1/2040(a)(b)	150,737	157,242
3.05%, due 9/1/2041(a)(b)	96,685	100,507
3.12%, due 1/1/2042(b)	50,000	52,016
3.17%, due 9/1/2041(a)(b)	39,736	41,366
3.18%, due 7/1/2041 - 1/1/2042(a)(b)	122,836	127,948
3.20%, due 6/1/2041(a)(b)	180,296	187,753
3.21%, due 11/1/2040(a)(b)	37,557	39,183
3.22%, due 7/1/2040(a)(b)	41,581	43,485
3.24%, due 3/1/2041 - 9/1/2041(a)(b)	128,760	134,063
3.25%, due 4/1/2041 - 10/1/2041(a)(b)	160,543	167,374
3.26%, due 11/1/2040 - 6/1/2041(a)(b)	156,276	162,966
3.28%, due 5/1/2041 - 9/1/2041(a)(b)	130,881	136,329
3.29%, due 6/1/2041(a)(b)	115,948	120,770
3.31%, due 6/1/2041 - 10/1/2041(a)(b)	178,858	186,304
3.36%, due 8/1/2041(a)(b)	31,291	32,620
3.37%, due 5/1/2041(a)(b)	22,685	23,661
3.39%, due 4/1/2041(a)(b)	98,819	102,905
3.40%, due 6/1/2041(a)(b)	109,987	114,549
3.50%, due 7/1/2021 (a)	272,115	284,948
3.50%, due 12/1/2025 - 1/1/2027(a)	2,337,971	2,446,851
3.55%, due 8/1/2040(a)(b)	37,780	39,569
3.56%, due 7/1/2040(a)(b)	13,746	14,405
3.57%, due 7/1/2040(a)(b)	16,592	17,388
3.58%, due 8/1/2040(a)(b)	37,002	38,791
3.60%, due 6/1/2041(a)(b)	64,248	67,400
3.62%, due 6/1/2041(a)(b)	62,636	65,703
3.68%, due 7/1/2040 - 8/1/2040(a)(b)	77,135	80,885
3.70%, due 5/1/2040 - 8/1/2040(a)(b)	41,395	43,567
3.73%, due 9/1/2039(a)(b)	25,442	26,734
3.81%, due 7/1/2040(a)(b)	33,941	35,739
3.95%, due 9/1/2039(a)(b)	14,578	15,410
3.97%, due 10/1/2039(a)(b)	30,165	31,831
4.00%, due 10/1/2024 - 6/1/2026(a)	1,689,232	1,783,467
4.00%, due 9/1/2030 - 12/1/2030(a)	392,940	415,235

CYS INVESTMENTS, INC.
SCHEDULES OF INVESTMENTS - (Continued)
DECEMBER 31, 2011

	Face Amount	Fair Value
4.50%, due 5/1/2023 - 3/1/2026(a)	$ 369,311	$ 393,873
4.50%, due 4/1/2030 - 11/1/2030(a)	158,827	169,867
5.00%, due 4/1/2041 - 5/1/2041(a)	239,747	259,123
Total Fannie Mae Pools	8,053,327	8,457,515
Freddie Mac Pools - 71.2% (c)		
2.98%, due 9/1/2041(a)(b)	48,696	50,838
3.03%, due 9/1/2041(a)(b)	49,029	51,159
3.24%, due 12/1/2040 - 2/1/2041(a)(b)	81,729	85,245
3.25%, due 1/1/2041(a)(b)	46,017	48,037
3.27%, due 6/1/2041(a)(b)	45,131	46,984
3.42%, due 9/1/2041(a)(b)	48,337	50,535
3.50%, due 4/1/2026(a)	180,607	188,414
3.65%, due 6/1/2041(a)(b)	46,075	48,390
4.00%, due 10/1/2025(a)	57,327	60,183
4.50%, due 7/1/2024 - 5/1/2025(a)	129,517	137,334
Total Freddie Mac Pools	732,465	767,119
Ginnie Mae Pools - 13.7% (c)		
3.50%, due 7/20/2040(a)(b)	78,468	82,891
3.50%, due 7/20/2040(a)(b)	44,331	46,830
4.00%, due 1/20/2040(a)(b)	17,026	18,099
Total Ginnie Mae Pools	139,825	147,820
Total Mortgage Pass-Through Agency RMBS (Cost - $9,148,730)	8,925,617	9,372,454
U.S. Treasury Bills - 7.0% (c)		
0.06%, due 2/9/2012(d)	75,000	74,999
Total U.S. Treasury Bills (Cost - $74,995)	75,000	74,999
Other investments (Cost - $15,318)(e) - 1.7%(c)	27,944	18,675
Total Investments in Securities (Cost - $9,239,043)	$ 9,028,561	$ 9,466,128

Interest Rate Cap Contracts - 0.6%(c)

Expiration	Cap Rate	Notional Amount	Fair Value
12/30/2014	2.07%	$ 200,000	$ 656
10/15/2015	1.43%	300,000	3,062
11/8/2015	1.36%	200,000	2,248
Total Interest Rate Cap Contracts (Cost, $13,722).		$ 700,000	$ 5,966

CYS INVESTMENTS, INC.
SCHEDULES OF INVESTMENTS - (Continued)
DECEMBER 31, 2011

Interest Rate Swap Contracts - (7.4%)[(c)(f)]

Expiration	Pay Rate	Notional Amount	Fair Value
5/26/2013	1.60%	$ 100,000	$ (1,266)
6/30/2013	1.38%	300,000	(3,000)
7/15/2013	1.37%	300,000	(3,034)
12/15/2013	1.31%	400,000	(4,587)
12/16/2013	1.26%	400,000	(4,230)
12/16/2013	1.28%	500,000	(5,421)
12/17/2013	1.32%	400,000	(4,695)
7/1/2014	1.72%	100,000	(2,375)
7/16/2014	1.73%	250,000	(6,149)
8/16/2014	1.35%	200,000	(3,059)
9/23/2014	1.31%	500,000	(7,115)
10/6/2014	1.17%	240,000	(2,520)
2/14/2015	2.15%	500,000	(20,274)
6/2/2016	1.94%	300,000	(11,027)
12/19/2016(g)	1.43%	250,000	(724)
Interest Rate Swap Contracts (Cost, $0)		$ 4,740,000	$ (79,476)

LEGEND

(a) Securities or a portion of the securities are pledged as collateral for repurchase agreements or interest rate swap contracts.
(b) The coupon rate shown on floating or adjustable rate securities represents the rate at December 31, 2011.
(c) Percentage of net assets.
(d) Zero coupon bond, rate shown represents purchase yield.
(e) Comprised of investments that were individually less than 1% of net assets.
(f) The Company's interest rate swap contracts receive a floating rate set quarterly to three month LIBOR.
(g) The interest rate swap effective date was December 19, 2012 and did not accrue any income or expense until that date.

See notes to financial statements.

CYS INVESTMENTS, INC.
STATEMENTS OF OPERATIONS

(In thousands, except per share numbers)	Year Ended December 31, 2012	2011	2010
INVESTMENT INCOME:			
Interest income from Agency RMBS	$ 288,960	$ 228,768	$ 72,703
Other income	4,366	4,129	2,836
Total investment income	293,326	232,897	75,539
EXPENSES:			
Interest	44,117	18,789	5,056
Management fees	—	8,442	6,088
Compensation and benefits	12,264	7,837	1,459
General, administrative and other	8,261	6,910	2,914
Total expenses	64,642	41,978	15,517
Net investment income	228,684	190,919	60,022
GAINS AND (LOSSES) FROM INVESTMENTS:			
Net realized gain (loss) on investments	203,846	35,756	6,115
Net unrealized appreciation (depreciation) on investments	23,023	225,660	(4,832)
Net gain (loss) from investments	226,869	261,416	1,283
GAINS AND (LOSSES) FROM SWAP AND CAP CONTRACTS:			
Net swap and cap interest income (expense)	(60,776)	(55,487)	(18,563)
Net gain (loss) on termination of swap contracts	—	(4,903)	(36,925)
Net unrealized appreciation (depreciation) on swap and cap contracts	(21,990)	(100,012)	16,573
Net gain (loss) from swap and cap contracts	(82,766)	(160,402)	(38,915)
NET INCOME	$ 372,787	$ 291,933	$ 22,390
DIVIDEND ON PREFERRED SHARES	(2,405)	—	—
NET INCOME AVAILABLE TO COMMON SHARES	$ 370,382	$ 291,933	$ 22,390
NET INCOME PER COMMON SHARE BASIC & DILUTED	$ 2.64	$ 3.66	$ 0.73

See notes to financial statements.

CYS INVESTMENTS, INC.
STATEMENTS OF CHANGES IN NET ASSETS

(In thousands)	Year Ended December 31, 2012	2011	2010
Net income:			
Net investment income	$ 228,684	$ 190,919	$ 60,022
Net realized gain (loss) on investments	203,846	35,756	6,115
Net unrealized appreciation (depreciation) on investments	23,023	225,660	(4,832)
Net gain (loss) on swap and cap contracts	(82,766)	(160,402)	(38,915)
Net income	372,787	291,933	22,390
Dividend on preferred shares	(2,405)	—	—
Net income available to common shares	370,382	291,933	22,390
Capital transactions:			
Net proceeds from issuance of common stock	1,236,807	275,898	488,951
Net proceeds from issuance of preferred stock	72,369	—	—
Distributions on common shares	(357,188)	(162,455)	(29,861)
Tax return of capital distributions	—	(23,520)	(36,891)
Amortization of share based compensation	2,834	5,263	1,459
Increase in net assets from capital transactions	954,822	95,186	423,658
Total increase in net assets	1,325,204	387,119	446,048
Net assets:			
Beginning of period	1,077,458	690,339	244,291
End of period	$ 2,402,662	$ 1,077,458	$ 690,339

See notes to financial statements.

CYS INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 372,787	$ 291,933	$ 22,390
Adjustments to reconcile net income to net cash used in operating activities:			
Purchase of investment securities	(33,654,947)	(7,093,540)	(6,612,956)
Premium paid on interest rate caps	(133,483)	—	(18,595)
Proceeds from disposition of investment securities	19,484,757	2,769,867	1,587,025
Proceeds from paydowns of investment securities	2,889,821	1,406,114	540,531
Amortization of share based compensation	2,834	5,263	1,459
Amortization of premiums and discounts on investment securities	111,647	43,895	8,885
Amortization of premiums on interest rate cap contracts	12,390	3,838	1,035
Net realized (gain) loss on investments	(203,846)	(35,756)	(6,115)
Net unrealized (appreciation) depreciation on investments	(23,023)	(225,660)	4,832
Net unrealized (appreciation) depreciation on swap and cap contracts	21,990	100,012	(16,573)
Change in assets and liabilities:			
Receivable for securities sold and principal repayments	(4,793)	(5,550)	2,725
Interest receivable	(18,743)	(11,632)	(9,296)
Other assets	264	(661)	(117)
Payable for securities purchased	4,052,199	(1,771,099)	2,004,562
Accrued interest payable	13,246	6,205	6,025
Related party management fee payable	—	(800)	443
Accrued expenses and other liabilities	(955)	675	342
Payable for cash received as collateral	28,910	—	—
Net cash used in operating activities	(7,048,945)	(4,516,896)	(2,483,398)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from repurchase agreements	79,752,751	43,998,829	16,389,071
Repayments of repurchase agreements	(73,652,258)	(39,561,858)	(14,317,936)
Net proceeds from issuance of common stock	1,236,807	275,884	489,740
Net proceeds from issuance of preferred stock	72,369	—	—
Offering costs paid	—	—	(789)
Distributions paid	(358,350)	(185,961)	(77,068)
Net cash provided by financing activities	7,051,319	4,526,894	2,483,018
Net increase (decrease) in cash and cash equivalents	2,374	9,998	(380)
CASH AND CASH EQUIVALENTS - Beginning of period	11,508	1,510	1,890
CASH AND CASH EQUIVALENTS - End of period	$ 13,882	$ 11,508	$ 1,510
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 92,322	$ 70,691	$ 19,728
SUPPLEMENTAL DISCLOSURES OF NONCASH FLOW INFORMATION:			
Distributions declared, not yet paid	$ 1,243	$ —	$ —
Reinvestment of distributions on common shares	$ 1,294	$ 14	$ 9

See notes to financial statements.

CYS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

CYS Investments, Inc. (the "Company") was formed as a Maryland corporation on January 3, 2006, and commenced operations on February 10, 2006. The Company has elected to be taxed and intends to continue to qualify as a real estate investment trust ("REIT") and is required to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), with respect thereto.

Since March 2008, the Company has primarily purchased residential mortgage-backed securities that are issued and the principal and interest of which are guaranteed by a federally chartered corporation ("Agency RMBS"), such as the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or an agency of the U.S. government such as the Government National Mortgage Association ("Ginnie Mae"), or U.S. Treasuries securities. On December 10, 2012 the Company's board of directors amended and restated its investment guidelines to permit the company to invest in (i) Agency RMBS, (ii) collateralized mortgage obligations issued by a government agency or government-sponsored entity that are collateralized by Agency RMBS, (iii) debt securities issued by a the United States Department of Treasury U.S. Treasury Securities or a government sponsored entity that is not backed by collateral but, in the case of government agencies, is backed by the full faith and credit of the U.S. government, and, in the case of government sponsored entities, is backed by the integrity and creditworthiness of the issuer ("US Agency Debentures").

The Company's common stock and Series A Cumulative Redeemable Preferred Stock, $25.00 liquidation preference (the "Series A Preferred Stock"), trade on the New York Stock Exchange under the symbols "CYS" and "CYS PrA," respectively.

On September 1, 2011, the Company acquired certain assets and entered into agreements to internalize the Company's management (the "Internalization"). Prior to the Internalization, the Company had been managed by Cypress Sharpridge Advisors LLC (the "Manager") pursuant to a management agreement (the "Management Agreement"). The Manager had entered into sub-advisory agreements with Sharpridge Capital Management, L.P. ("Sharpridge") and an affiliate of The Cypress Group, pursuant to which the Manager was provided with all of the resources and assets (the "Assets") used to operate the Company's business and manage the Company's assets. In connection with the completion of the Internalization, the Management Agreement, sub-advisory agreements and other ancillary agreements related thereto were terminated. No termination fee was incurred or paid as a result of terminating those agreements. In connection with the Internalization, the Company changed its name from "Cypress Sharpridge Investments, Inc." to "CYS Investments, Inc." on September 1, 2011. The results of the Internalization were not material to the Company's results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 946, *Clarification of the Scope of Audit and Accounting Guide Investment Companies* ("ASC 946"), prior to its deferral in February 2008. Under ASC 946, the Company uses financial reporting for investment companies.

Segment Reporting

The Company operates as a single segment reporting to the Chief Executive Officer, who manages the entire investment portfolio.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include, but are not limited to, investment valuation. Actual results could differ from those management estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash held in banks and highly liquid investments with original maturities of three months or less. Interest income earned on cash and cash equivalents is recorded in other income.

Interest Rate Swap and Cap Contracts

The Company utilizes interest rate swaps and caps to hedge the interest rate risk associated with the financing of its portfolio. Specifically, the Company seeks to hedge the exposure to potential interest rate mismatches between the interest earned on investments and the borrowing costs caused by fluctuations in short term interest rates. In a simple interest rate swap, one investor pays a floating rate of interest on a notional principal amount and receives a fixed rate of interest on the same notional principal amount for a specified period of time. Alternatively, an investor may pay a fixed rate and receive a floating rate. In a simple interest rate cap, one investor pays a premium for a notional principal amount based on a capped interest rate (the "cap rate"). If the floating interest rate (the "floating rate") exceeds the cap rate, the investor receives a payment from the cap counterparty equal to the difference between the floating rate and the cap rate on the same notional principal amount for a specified period of time. Alternatively, an investor may receive a premium and pay the difference in the cap rate and floating rate.

During the term of the interest rate swap or cap, the Company makes or receives periodic payments and unrealized gains or losses are recorded as a result of marking the swap and cap to their fair value. When the swap or cap is terminated, the Company records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Company's cost basis in the contract, if any. The periodic payments, amortization of premiums on cap contracts and any realized or unrealized gains or losses are reported under gains and losses from swap and cap contracts in the statements of operations. Swaps involve a risk that interest rates will move contrary to the Company's expectations, thereby increasing the Company's payment obligation.

Because the Company uses financial reporting for investment companies, its investments, including its interest rate swap and cap contracts, are carried at fair value with changes in fair value included in earnings. Consequently, there would be no impact to designating interest rate swaps and caps as cash flow or fair value hedges under GAAP.

The Company is exposed to credit loss in the event of nonperformance by the counterparty to the swap or cap limited to the amount of collateral posted that exceeds the fair value of the contract. However, as of December 31, 2012 and 2011, the Company did not anticipate nonperformance by any counterparty. Should interest rates move unexpectedly, the Company may not achieve the anticipated benefits of the interest rate swap or cap and may realize a loss.

Investment Valuation

The Company has established a pricing committee responsible for establishing valuation policies and procedures as well as approving valuations on a monthly basis at a pricing meeting. The pricing committee is made up of individuals from the accounting team, the investment team and senior management.

Agency RMBS are securities are generally valued with level two inputs on the basis of valuations provided by third party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and asked prices, broker quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security.

U.S. Treasury securities are generally valued with level one inputs on the basis of valuations provided by third party pricing services, as derived from such services' pricing models. Inputs to the models generally include reported trades of the same securities.

Interest rate swaps and caps are generally valued with level two inputs using valuations provided by broker quotations. Such broker quotations are based on the present value of fixed and projected floating rate cash flows over the term of the swap contract. Future cash flows are discounted to their present value using swap rates provided by electronic data services or brokers.

Other investments is comprised of collateralized loan obligations ("CLOs") and real estate assets. CLOs are generally valued with level three inputs using valuations provided by broker quotations, as derived from such brokers' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and asked prices, prices or yields of securities with similar characteristics, default rates, recovery rates, prepayment rates, reinvestment rates, and information pertaining to the issuer, as well as industry and economic events.

Fair values of long-lived assets, including real estate, are valued using level three inputs primarily derived internally based on discounted cash flow estimates which reflect current and projected lease profiles and available industry information about capitalization rates and expected trends in rents and occupancy.

All valuations received from third party pricing services or broker quotes are non-binding. The Company does not adjust any of the prices received from third party pricing services or brokers, and all prices are reviewed by the Company. This review includes comparisons of similar market transactions, alternative third party pricing services and broker quotes, or comparisons to a pricing model. To support the proper fair value hierarchy, the Company reviews the third party pricing service's methodology to understand level of observability of the inputs being used.

Agency RMBS

The Company's investments in Agency RMBS consist of whole-pool pass-through certificates backed by fixed rate, monthly reset adjustable-rate loans ("ARMs") and hybrid ARMs, the principal and interest of which are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Hybrid ARMs have interest rates that have an initial fixed period (typically three, five, seven or ten years) and thereafter reset at regular intervals in a manner similar to ARMs.

Forward Settling Transactions

The Company may engage in forward settling transactions. The Company records forward settling transactions on the trade date and maintains security positions such that sufficient liquid assets will be available to make payment on the settlement date for the securities purchased. Securities purchased on a forward settling basis are carried at fair value and begin earning interest on the settlement date. Losses may occur on these transactions due to changes in market conditions or the failure of counterparties to perform under the contract. Among other forward settling transactions, the Company may transact in to-be-announced securities ("TBAs"). As with other forward settling transactions, a seller agrees to issue TBAs at a future date. However, the seller does not specify the particular securities to be delivered. Instead, the Company agrees to accept any security that meets specified terms such as issuer, interest rate and terms of underlying mortgages. The Company records TBAs on the trade date utilizing information associated with the specified terms of the transaction as opposed to the specific mortgages. TBAs are carried at fair value and begin earning interest on the settlement date. Losses may occur due to the fact that the actual underlying mortgages received may be less favorable than those anticipated by the Company. As of December 31, 2012 and 2011 the Company had pledged Agency RMBS with a fair value of $10.4 million and $0, respectively, on its open forward settling transactions.

Repurchase Agreements

Repurchase agreements are secured borrowings that are collateralized by the Company's Agency RMBS and are carried at their amortized cost, which approximates their fair value due to their short term nature, generally 30-90 days. The Company's repurchase agreement counterparties are large institutional dealers in fixed income securities. Collateral is valued daily and counterparties may require additional collateral when appropriate. Counterparties have the right to sell or repledge collateral pledged for repurchase agreements, however they are required to return collateral that is the same or substantially similar to the original collateral.

Investment Transactions and Income

The Company records its transactions in securities on a trade date basis. Realized gains and losses on securities transactions are recorded on an identified cost basis. Interest income and expense are recorded on the accrual basis. Interest income on Agency RMBS is accrued based on outstanding principal amount of the securities and their contractual terms. Interest on CLOs is accrued at a rate determined based on estimated future cash flows and adjusted prospectively as future cash flow amounts are recast. For CLOs placed on nonaccrual status or when the Company cannot reliably estimate cash flows, the cost recovery method is used. Amortization of premium and accretion of discount are recorded using the yield to maturity method, and are included in investment income in the statements of operations. The Company does not estimate prepayments when calculating the yield to maturity. The amount of premium or discount associated with a prepayment is recorded through investment income on the statements of operations as they occur.

Reclassification and Presentation

The statements of operations for the years ended December 31, 2011 and 2010 had previously provided combined disclosure of investment income - interest income which was expanded as interest income from Agency RMBS and other income in the presentation herein. The statements of operations for the year ended December 31, 2010 had previously provided separate disclosure of related party management compensation which included the expense relating to restricted common stock granted to non-employees (prior to the Internalization). The related party management compensation for the year ended December 31, 2010 of $1,459,445 was reclassified to compensation and benefits in the presentation herein. The statements of changes in net assets and statements of cash flows for the years ended December 31, 2010 had previously provided separate disclosure of amortization of related party management compensation which included the expense relating to restricted common stock granted to non-employees (prior to the Internalization). The amortization of related party management compensation for the years ended December 31, 2010 of $1,459,445 was reclassified to amortization of share based compensation in the presentation herein. The statements of cash flows for the year ended December 31, 2010 had previously provided separate disclosure of net loss on paydowns of $8,025,593, which is now included in amortization of premiums on investment securities. The schedule of investments as of December 31, 2011 had previously provided a listing of the Company's CLOs for the period. These CLOs were individually less than 1% of net assets as of December 31, 2011. In accordance with ASC 946 the Company has combined them into other investments.

Compensation and Benefits

Included in the Company's compensation and benefits are salaries, incentive compensation, benefits, share based compensation and the expense relating to restricted common stock granted to non-employees (prior to the Internalization). The Company accounts for share based compensation using the fair value based methodology prescribed by ASC 718, *Share Based Payment* ("ASC 718"). Compensation cost related to restricted common stock issued is measured at its estimated fair value at the grant date and recognized as expense over the vesting period. Prior to the Internalization, compensation cost related to restricted common stock and common stock options issued to the Company's executive officers, certain employees of its Manager and its sub-advisors and other individuals who provided services to the Company, was initially measured at estimated fair value at the grant date and was remeasured on subsequent dates to the extent the awards were unvested.

Income Taxes

The Company has elected to be taxed as a REIT and intends to continue to comply with provisions of the Code with respect thereto. As a REIT, the Company generally will not be subject to federal or state income tax on income that it currently distributes to its stockholders. To maintain its qualification as a REIT, the Company must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other tests relating to assets and income.

Earnings Per Share ("EPS")

Basic EPS is computed using the two class method by dividing net income (loss), after adjusting for the impact of unvested stock awards deemed to be participating securities, by the weighted average number of common shares outstanding calculated excluding unvested stock awards. Diluted EPS is computed by dividing net income (loss), after adjusting for the impact of unvested stock awards deemed to be participating securities, by the weighted average number of common shares outstanding calculated excluding unvested stock awards, giving effect to common stock options and warrants, if they are not anti-dilutive. See note 3 for EPS computations.

Recent Accounting Pronouncements

In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* (Topic 210), *Balance Sheet*. The update addresses implementation issues about ASU 2011-11 and applies to derivatives accounted for in accordance with Topic 815, *Derivatives and Hedging*, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The guidance is effective January 1, 2013 and is to be applied retrospectively. This guidance does not amend when the Company currently offsets its derivative positions. As a result, the Company does not expect this guidance to have a material effect on its financial statements.

In October 2011, the FASB issued a proposed ASU 2011-20, *Financial Services-Investment Companies: Amendments to the Scope, Measurement, and Disclosure Requirements* ("ASU 2011-20"), which would amend the criteria in ASC Topic 946 on Investment Companies ("ASC 946") for determining whether an entity qualifies as an investment company. As proposed, ASU 2011-20 would affect the measurement, presentation and disclosure requirements for Investment Companies, as defined, amend the investment company definition in ASC 946, and remove the current exemption for real estate investment trusts from this topic. If the current exemption for real estate investments trusts is upheld, this proposal may result in a material modification to the presentation of the Company's financial statements. The Company is monitoring developments related to this proposal and is evaluating the effects it would have on its financial statements.

3. EARNINGS PER SHARE

Components of the computation of basic and diluted EPS were as follows (in thousands, except per share numbers):

	Years Ended December 31,		
	2012	2011	2010
Net income	$ 372,787	$ 291,933	$ 22,390
Less dividend on preferred shares	(2,405)	—	—
Net income available to common shares	370,382	291,933	22,390
Less dividends paid:			
Common shares	(355,548)	(184,383)	(65,260)
Unvested shares	(1,640)	(1,592)	(1,492)
Undistributed earnings	13,194	105,958	(44,362)
Basic weighted average shares outstanding:			
Common shares	139,651	78,992	28,440
Basic earnings per common share:			
Distributed earnings	$ 2.55	$ 2.33	$ 2.29
Undistributed earnings	0.09	1.33	(1.56)
Basic earnings per common share	$ 2.64	$ 3.66	$ 0.73
Diluted weighted average shares outstanding:			
Common shares	139,651	78,992	28,440
Net effect of dilutive warrants [(1)]	—	1	10
	139,651	78,993	28,450
Diluted earnings per common share:			
Distributed earnings	$ 2.55	$ 2.33	$ 2.29
Undistributed earnings	0.09	1.33	(1.56)
Diluted earnings per common share	$ 2.64	$ 3.66	$ 0.73

(1) For the year ended December 31, 2012, 2011 and 2010, the Company had an aggregate of 131,088 stock options outstanding with a weighted average exercise price of $30.00 that were not included in the calculation of EPS, as their inclusion would have been anti-dilutive. These instruments may have a dilutive impact on future EPS.

4. INVESTMENTS IN SECURITIES AND INTEREST RATE SWAP AND CAP CONTRACTS AND OTHER ASSETS

The Company's valuation techniques use observable and unobservable inputs. Observable inputs reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company, while unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. ASC 820, Fair Value Measurements, classifies these inputs into the following hierarchy:

Level 1 Inputs—Quoted prices for identical instruments in active markets.

Level 2 Inputs—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs—Instruments with primarily unobservable value drivers.

Excluded from the tables below are financial instruments carried on the accompanying financial statements at cost basis, which is deemed to approximate fair value, primarily due to the short duration of these instruments, including cash and cash equivalents, receivables, payables and borrowings under repurchase arrangements with initial terms of 120 days or less. As of December 31, 2012 and 2011, the fair value of these instruments is determined using level two inputs. There were no transfers between Level 1 and Level 2 during 2012 and 2011. The following tables provide a summary of the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2012 and 2011 (in thousands):

December 31, 2012	Fair Value Measurements Using			
Assets	Level 1	Level 2	Level 3	Total
Agency RMBS	$ —	$ 20,804,143	$ —	$ 20,804,143
U.S. Treasury Bills	37,999	—	—	37,999
Other investments	—	—	19,576	19,576
Interest rate swap contracts	—	1,180	—	1,180
Interest rate cap contracts	—	122,989	—	122,989
Total	$ 37,999	$ 20,928,312	$ 19,576	$ 20,985,887
Liabilities				
Interest rate swap contracts	$ —	$ 98,575	$ —	$ 98,575

December 31, 2011	Fair Value Measurements Using			
Assets	Level 1	Level 2	Level 3	Total
Agency RMBS	$ —	$ 9,372,454	$ —	$ 9,372,454
U.S. Treasury Bills	74,999	—	—	74,999
Other investments	—	—	18,675	18,675
Interest rate cap contracts	—	5,966	—	5,966
Total	$ 74,999	$ 9,378,420	$ 18,675	$ 9,472,094
Liabilities				
Interest rate swap contracts	$ —	$ 79,476	$ —	$ 79,476

Other investments is comprised of CLOs and real estate assets. The table below presents a reconciliation of changes in other investments classified as Level 3 in the Company's financial statements for the year ended December 31, 2012 and 2011. A discussion of the method of fair valuing these assets is included above in *"Investment Valuation."* CLOs are generally valued using valuations provided by broker quotations. The Company validates the broker quotations using internal discounted cash flow models. The significant unobservable inputs used in the fair value measurement of the Company's CLOs are prepayment rates, probability of default, and recovery rate in the event of default. Significant changes in any of those inputs in isolation would result in a materially different fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity upon default and a directionally opposite change in the assumption used for prepayment rates. The weighted average inputs to the models were:

As of December 31,	Constant Prepayment Rate	Default Rate	Recovery Rate	Recovery Lag
2012	20%	2%	69%	6 Months
2011	20%	2%	60%	6 Months

Fair values of real estate assets are valued based on discounted cash flow models. The significant unobservable input used in the fair value measurement is capitalization rates, which the Company estimated to be between 4% and 5% at December 31, 2012.

Fair Value Reconciliation, Level 3

(in thousands)

	Year Ended December 31, 2012	2011
Other investments		
Beginning balance level 3 assets	$ 18,675	$ 20,478
Cash payments recorded as a reduction of cost basis	(3,464)	4,062
Change in net unrealized appreciation (depreciation)	3,364	(995)
Net purchases (sales)	(1,698)	(4,870)
Net gain (loss) on sales	2,699	—
Transfers into (out of) level 3	—	—
Ending balance level 3 assets	$ 19,576	$ 18,675

The Agency RMBS portfolio consisted of Agency RMBS as follows:

December 31, 2012	Par Value	Fair Value	Weighted Average				
Asset Type	(in thousands)		Cost/Par	Fair Value/Par	MTR[1]	Coupon	CPR[2]
10 Year Fixed Rate	$ 207,091	$ 219,747	$ 103.60	$ 106.11	N/A	3.50%	19.4%
15 Year Fixed Rate	11,092,374	11,717,136	104.32	105.63	N/A	3.05%	16.1%
20 Year Fixed Rate	1,087,835	1,148,932	104.96	105.62	N/A	3.17%	10.1%
30 Year Fixed Rate	3,571,692	3,817,488	105.78	106.88	N/A	3.59%	8.9%
Hybrid ARMs	3,722,510	3,900,840	103.54	104.79	74.3	2.71%	19.1%
Total/Weighted Average	$19,681,502	$ 20,804,143	$ 104.47	$ 105.70	74.3 [3]	3.10%	15.8%

December 31, 2011	Par Value	Fair Value	Weighted Average				
Asset Type	(in thousands)		Cost/Par	Fair Value/Par	MTR[1]	Coupon	CPR[2]
10 Year Fixed Rate	$ 272,115	$ 284,948	$ 103.96	$ 104.72	N/A	3.50%	13.6%
15 Year Fixed Rate	4,763,965	5,010,121	102.53	105.17	N/A	3.79%	17.8%
20 Year Fixed Rate	551,766	585,103	102.32	106.04	N/A	4.14%	28.1%
30 Year Fixed Rate	239,747	259,123	103.09	108.08	N/A	5.00%	26.3%
Hybrid ARMs	3,098,024	3,233,159	102.31	104.36	64.0	3.29%	20.3%
Total/Weighted Average	$ 8,925,617	$ 9,372,454	$ 102.50	$ 105.01	64.0 [3]	3.66%	19.5%

(1) MTR, or "Months to Reset" is the number of months remaining before the fixed rate on a hybrid ARM becomes a variable rate. At the end of the fixed period, the variable rate will be determined by the margin and the pre-specified caps of the ARM. After the fixed period, 100% of the hybrid ARMS in the portfolio reset annually.

(2) CPR, or "Constant Prepayment Rate," is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year. Specifically, the constant prepayment rate is an annualized version of the prior three month prepayment rate. Securities with no prepayment history are excluded from this calculation.

(3) Weighted average months to reset of our Hybrid ARM portfolio.

As of December 31, 2012 and 2011, the Company's Agency RMBS were purchased at a net premium to their par value with approximately $879.6 million and $223.5 million, respectively, of unamortized premium included in their cost basis. This is due to the average interest rates on these investments being higher than prevailing market rates. The Company does not estimate prepayments when calculating the yield to maturity. During the years ended December 31, 2012, 2011 and 2010 the Company recorded $92.5 million, $36.5 million and $8.0 million, respectively, as net amortization of premium as a result prepayments.

Actual maturities of Agency RMBS are generally shorter than stated contractual maturities (which range up to 30 years), as they are affected by the contractual lives of the underlying mortgages, periodic payments and prepayments of principal. As of December 31, 2012 and 2011, the average final contractual maturity of the Company's Agency RMBS portfolio is in year 2033 and 2031, respectively.

In order to mitigate its interest rate exposure, the Company enters into interest rate swap and cap contracts. The Company had the following activity in interest rate swap and cap transactions during the years ended December 31, 2012 and 2011 (in thousands):

Year Ended December 31, 2012		
Trade Date	**Transaction**	**Notional**
April 2012	Opened	$ 500,000
May 2012	Opened	600,000
June 2012	Opened	600,000
July 2012	Opened	2,250,000
September 2012	Opened	1,000,000
November 2012	Opened	500,000
Net Increase		$ 5,450,000

Year Ended December 31, 2011		
Trade Date	**Transaction**	**Notional**
February 2011	Opened	$ 500,000
March 2011	Opened	250,000
May 2011	Terminated	(300,000)
May 2011	Opened	600,000
October 2011	Terminated	(250,000)
December 2011	Opened	250,000
Net Increase		$ 1,050,000

As of December 31, 2012 and 2011, the Company had pledged Agency RMBS and U.S Treasury securities with a fair value of $127.6 million and $127.9 million, respectively, as collateral on interest rate swap and cap contracts. In addition, the Company had Agency RMBS and U.S. Treasuries of $18.4 million and cash of $28.9 million pledged to it as collateral for its interest rate cap contracts as of December 31, 2012. The Company did not have any collateral pledged to it as of December 31, 2011. Below is a summary of our interest rate swap and cap contracts open as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 (in thousands):

Derivatives not designated as hedging instruments under ASC 815[a]

Interest Rate Swap Contracts	Notional Amount	Fair Value	Statement of Assets and Liabilities Location
December 31, 2012	$ 6,490,000	$ (98,575)	Liabilities
December 31, 2012	1,000,000	1,180	Assets
December 31, 2011	4,740,000	(79,476)	Liabilities

Interest Rate Cap Contracts	Notional Amount	Fair Value	Statement of Assets and Liabilities Location
December 31, 2012	$ 3,400,000	$ 122,989	Assets
December 31, 2011	700,000	5,966	Assets

Derivatives Not Designated as Hedging Instruments Under ASC 815[a]	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative		
		Year Ended December 31,		
		2012	2011	2010
Interest rate swap and cap contracts	Net gain (loss) from swap and cap contracts	$ (82,766)	$ (160,402)	$ (38,915)

(a) See note 2 for additional information on the Company's purpose for entering into interest rate swaps and caps and the decision not to designate them as hedging instruments.

Credit Risk

At December 31, 2012 and 2011, the Company continued to have minimal exposure to credit losses on its mortgage assets by owning principally Agency RMBS. The payment of principal and interest on Agency RMBS is guaranteed by Freddie Mac, Fannie Mae or Ginnie Mae. In September 2008, both Freddie Mac and Fannie Mae were placed in the conservatorship of the United States government. While it is hoped that the conservatorship will help stabilize Freddie Mac's and Fannie Mae's losses and overall financial position, there can be no assurance that it will succeed or that, if necessary, Freddie Mac or Fannie Mae will be able to satisfy their guarantees of Agency RMBS.

On August 5, 2011, Standard & Poor's downgraded the U.S.'s credit rating to AA+ for the first time. Because Fannie Mae and Freddie Mac are in conservatorship of the U.S. Government, the implied credit ratings of Agency RMBS guaranteed by Freddie Mac, Fannie Mae or Ginnie Mae were also downgraded to AA+. While this downgrade did not have a significant impact on the fair value of the Agency RMBS in the Company's portfolio, it has increased the uncertainty regarding the credit risk of Agency RMBS.

The Company's other investments do not have the backing of Fannie Mae, Freddie Mac or Ginnie Mae.

5. BORROWINGS

The Company leverages its Agency RMBS portfolio through the use of repurchase agreements. Each of the borrowing vehicles used by the Company bears interest at floating rates based on a spread above or below LIBOR. The fair value of borrowings under repurchase agreements approximates their carrying amount due to the short term nature of these financial instruments.

Certain information with respect to the Company's borrowings is summarized in the following tables. Each of the borrowings listed is contractually due in one year or less (dollars in thousands).

December 31, 2012	
Outstanding repurchase agreements	$ 13,981,307
Interest accrued thereon	$ 11,717
Weighted average borrowing rate	0.48%
Weighted average remaining maturity (in days)	19.6
Fair value of the collateral[1]	$ 14,693,645

December 31, 2011	
Outstanding repurchase agreements	$ 7,880,814
Interest accrued thereon	$ 3,747
Weighted average borrowing rate	0.36%
Weighted average remaining maturity (in days)	27.6
Fair value of the collateral[1]	$ 8,284,423

(1) Collateral for repurchase agreements consists of Agency RMBS and U.S. Treasury securities.

At December 31, 2012 and 2011, the Company did not have any borrowings under repurchase agreements where the amount at risk exceeded 10% of net assets. The amount at risk is defined as the fair value of pledged securities plus accrued interest income, minus the sum of repurchase agreement liabilities and accrued interest expense divided by net assets.

6. SHARE CAPITAL

The Company has authorized 500,000,000 shares of common stock having par value of $0.01 per share. As of December 31, 2012 and 2011, the Company had issued and outstanding 174,924,149 and 82,753,036 shares of common stock, respectively.

The Company has authorized 50,000,000 shares of preferred stock having a par value of $0.01 per share. As of December 31, 2012, 3,000,000 shares of 7.75% Series A Preferred Stock ($25.00 liquidation preference) were issued and outstanding. The Series A Preferred Stock will not be redeemable before August 3, 2017, except under circumstances where it is necessary to preserve the Company's qualification as a REIT, for federal income tax purposes and the occurrence of certain change of control transactions. On or after August 3, 2017, the Company may, at its option, redeem any or all of the shares of the Series A Preferred Stock at $25.00 per share plus any accumulated and unpaid dividends to, but not including, the redemption date. The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. As of December 31, 2011, no such shares were issued or outstanding.

The Company's common and preferred stock transactions during the year ended December 31, 2012 and 2011 are as follows (in thousands):

	Year Ended December 31, 2012		Year Ended December 31, 2011	
Common stock	Shares	Amount	Shares	Amount
Common shares sold in public offerings or issued as restricted common stock	92,113	$ 1,238,801	23,205	$ 281,185
Shares issued in reinvestment of distributions	96	1,294	1	13
Shares canceled	(38)	(453)	(4)	(37)
Net increase	92,171	$ 1,239,642	23,202	$ 281,161
Preferred stock				
Preferred shares sold in public offerings	3,000	$ 72,369	—	$ —

Equity Offerings

On February 1, 2012, the Company closed a public offering of 28,750,000 shares of its common stock at a public offering price of $13.28 per share for total net proceeds of approximately $377.3 million, after the underwriting discount and commissions and expenses.

On July 16, 2012, the Company closed a public offering of 46,000,000 shares of its common stock at a public offering price of $13.70 per share for total net proceeds of approximately $622.2 million, after the underwriting discount and commissions and expenses.

On August 3, 2012, the Company closed a public offering of 3,000,000 shares of its Series A Preferred Stock, liquidation preference of $25.00 per share, for total net proceeds of approximately $72.4 million, after the underwriting discount and commissions and expenses.

Dividend Reinvestment and Direct Stock Purchase Plan ("DSPP")

The Company sponsors a dividend reinvestment and direct stock purchase plan through which stockholders may purchase additional shares of common stock by reinvesting some or all of the cash dividends received on shares of common stock. Stockholders may also make optional cash purchases of shares of common stock subject to certain limitations detailed in the plan prospectus. For the year ended December 31, 2012 and 2011, the Company issued 5,327,661 and 9,192 shares under the plan, respectively, raising approximately $74.0 million and $0.1 million of net proceeds, respectively. As of December 31, 2012 and 2011, there were approximately 4.1 million and 9.4 million shares, respectively, available for issuance under this plan.

Restricted Common Stock Awards

Refer to note 8—"*Stock Options and Restricted Common Stock*" for a summary of restricted common stock granted to certain of its directors, officers and employees for the years ended December 31, 2012, 2011 and 2010.

Equity Placement Program ("EPP")

On June 7, 2011, the Company entered into a sales agreement with JMP Securities LLC whereby the Company may, from time to time, publicly offer and sell up to 15.0 million shares of the Company's common stock through at-the-market transactions and/or privately negotiated transactions. For the year ended December 31, 2012, the Company issued 11,918,553 shares under the plan raising approximately $164.3 million of net proceeds. The Company didn't issue any shares under the plan for the year ended December 31, 2011. As of December 31, 2012 and 2011, approximately 3.1 million and 15.0 million shares of common stock, respectively, remained available for issuance and sale under the sales agreement.

7. INCENTIVE COMPENSATION PLAN

The Company has adopted Incentive Compensation Plans in both 2012 ("2012 Plan") and 2011 ("2011 Plan") (collective, the "Bonus Plans"). Pursuant to the Bonus Plans the Company pays discretionary bonus awards ("Bonus Awards") to eligible employees. Bonus Awards are paid annually, and the Company made cash awards for 2012 in December 2012. The amount of each employee's Bonus Award is calculated at the discretion of the Compensation Committee of the board of directors (the "Compensation Committee") after consideration of the Company's performance, the employee's bonus target and performance for the applicable fiscal year and the Bonus Pool (as defined in the Bonus Plans) made available for Bonus Awards for the applicable fiscal year. The Compensation Committee has discretion to determine the total amount to be distributed from the Bonus Pool, and, subject to certain restrictions under the Bonus Plans, it also has discretion to determine what portion of each award will be paid in cash and what portion of each award will be paid in shares of restricted common stock of the Company.

For the year ended December 31, 2012, the Compensation Committee elected to award the Company's employees an aggregate of $8.5 million in Bonus Awards under the 2012 Plan. Approximately $4.6 million of the aggregate Bonus Award amount was paid in cash in 2012 and was accrued during the fiscal year ended December 31, 2012. The remaining $3.9 million will be paid in shares of restricted common stock to be granted in 2013, with $3.7 million and $0.2 million vesting over a five year and three year period, respectively. For the period from September 1, 2011 to December 31, 2011, the Compensation Committee elected to award the Company's employees an aggregate of $2.5 million in Bonus Awards under the 2011 Plan. Approximately $0.5 million of the aggregate Bonus Award amount was paid in cash in 2012 and was accrued during the fiscal year ended December 31, 2011. The remaining $2.0 million was paid in shares of restricted common stock granted in 2012, with $0.1 million and $1.9 million vesting over a three year and five year period, respectively.

8. STOCK OPTIONS AND RESTRICTED COMMON STOCK

The Company has adopted a stock incentive plan (the "2006 Stock Incentive Plan") that provides for the grant of non-qualified common stock options, stock appreciation rights, restricted common stock and other share based awards. As of December 31, 2012 the Company has only granted qualified common stock options and restricted common stock. The Compensation Committee administers the plan. Awards under the 2006 Stock Incentive Plan may be granted to the Company's directors, executive officers and employees and other service providers.

The exercise price for any stock option granted under the 2006 Stock Incentive Plan may not be less than 100% of the fair value of the shares of common stock at the time the common stock option is granted. Each common stock option must terminate no later than ten years from the date it is granted. New shares will be issued on the exercise of any option.

The 2006 Stock Incentive Plan authorizes a total of 3,333,333 shares that may be used to satisfy awards under the plan. As of December 31, 2012 and 2011 the remaining shares to be granted under the 2006 Stock Incentive Plan were 1,709,064 and 1,883,963, respectively.

Restricted common stock granted to certain directors vests over a one-year period. A description of the vesting schedules for restricted common stock granted to the Company's executive officers and employees is included in note 7 —*"Incentive Compensation Plan"*. The following table summarizes restricted common stock transactions for the years ended December 31, 2012, 2011 and 2010:

Years ended December 31, 2010, 2011 and 2012	**Officers and Employees[(1)]**	**Directors**	**Total**
Unvested Restricted Common Stock as of December 31, 2009	538,000	14,988	552,988
Granted (Weighted average grant date fair value $13.35)	300,000	22,356	322,356
Vested	(83,999)	(14,988)	(98,987)
Unvested Restricted Common Stock as of December 31, 2010	754,001	22,356	776,357
Granted (Weighted average grant date fair value $13.21)	150,000	34,446	184,446
Canceled/Forfeited	(3,917)	—	(3,917)
Vested	(355,414)	(28,356)	(383,770)
Unvested Restricted Common Stock as of December 31, 2011	544,670	28,446	573,116
Granted (Weighted average grant date fair value $13.38)	181,618	31,668	213,286
Canceled/Forfeited	(38,387)	—	(38,387)
Vested	(113,781)	(28,446)	(142,227)
Unvested Restricted Common Stock as of December 31, 2012	574,120	31,668	605,788

(1) Include grants to the Company's executive officers and certain officers and employees of the Manager prior to Internalization.

Unrecognized compensation cost related to unvested restricted common stock granted as of December 31, 2012 and 2011 was $7.1 million and $7.1 million, respectively. The total fair value of restricted common stock awards vested during the years ended December 31, 2012, 2011 and 2010 were $2.3 million, $5.1 million and $1.2 million, respectively, based upon the fair market value of the Company's common stock on the vesting date.

There were no common stock options granted during the years ended December 31, 2012, 2011 and 2010. As of December 31, 2012 and 2011, there were 131,088 options outstanding, all of which were vested and exercisable, with a weighted average exercise price of $30.00, expiration date of February 2016 and fair value of $0.00 per option.

The components of share based compensation expense for each period were as follows (in thousands):

	Years ended December 31,		
	2012	2011	2010
Restricted shares granted to officers and employees[1]	$ 2,440	$ 4,848	$ 1,185
Restricted shares granted to certain directors	394	415	274
Total shared based compensation expense	$ 2,834	$ 5,263	$ 1,459

(1) Includes grants to employees of the Company's manager prior to the Internalization.

9. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

On September 1, 2011, the Company acquired certain assets and entered into agreements to effect the Internalization. Prior to the Internalization, the Company had been managed by the Manager pursuant to the Management Agreement. The Manager had entered into sub-advisory agreements with Sharpridge and an affiliate of The Cypress Group, pursuant to which the Manager was provided with all of the resources and assets used to operate the Company's business and manage the Company's assets. In connection with the completion of the Internalization, the Management Agreement, sub-advisory agreements and other ancillary agreements related thereto were terminated. No termination fee was incurred or paid as a result of terminating those agreements.

The Management Agreement provided, among other things, that the Company pay to the Manager, in exchange for managing the day-to-day operations of the Company, certain fees and reimbursements, consisting of a base management fee and reimbursement for out-of-pocket and certain other costs incurred by the Manager and on behalf of the Company. The base management fee, which was paid monthly, was equal to 1/12 of (A) 1.50% of the first $250,000,000 of Net Assets (as defined in the Management Agreement), (B) 1.25% of such Net Assets that are greater than $250,000,000 and less than or equal to $500,000,000, and (C) 1.00% of such Net Assets that are greater than $500,000,000. The Company was also required to reimburse the Manager for its pro-rata portion of rent, utilities, legal and investment services, market information systems and research publications and materials. In addition, the Company recognized share based compensation expense related to common stock options and restricted common stock granted to the Company's executive officers and affiliates of the Manager, which is included in compensation and benefits on the statement of operations.

For the years ended December 31, 2011 and 2010 the Company incurred the following in base management fees and expense reimbursement (in thousands):

	Years ended December 31,	
	2011*	2010
Base Management Fees	$ 7,835	$ 5,469
Expense Reimbursement	607	619
Total	$ 8,442	$ 6,088

* Expenses were only incurred during the period from January 1, 2011 to August 31, 2011.

10. INCOME TAXES

The Company has elected to be taxed as a REIT under Section 856 of the Code and intends to continue to comply with the provisions of the Code. As a REIT, the Company generally is not subject to federal or state income tax. To maintain its qualification as a REIT, the Company must distribute at least 90% of its REIT taxable income to its stockholders each year and meet certain other tests relating to assets and income. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may also be subject to certain state and local taxes. Under certain circumstances, even though the Company qualifies as a REIT, federal income and excise taxes may be due on its undistributed taxable income. No provision for income taxes has been provided in the accompanying financial statements related to the REIT because the Company has paid or will pay dividends in amounts that exceed at least 90% of its current year taxable income.

Book/tax differences primarily relate to amortization of realized losses on swaps, share based compensation expense and unrealized appreciation (depreciation) on investments and interest rate swaps and caps.

The tax character of the common and preferred distributions declared to shareholders in 2012 of \$2.37 and \$0.3875 , respectively, is estimated to be \$1.59 and \$0.2592 ordinary income, \$0.78 and \$0.1283 as capital gain, respectively.

The estimated federal tax cost and the tax basis components of distributable earnings were as follows (in thousands):

As of December 31, 2012		
Cost of investments	$	20,617,699
Gross appreciation	$	253,098
Gross depreciation		(9,079)
Net unrealized appreciation (depreciation)	$	244,019
Undistributed ordinary income	$	—
Capital loss carryforwards	$	(5,543)

As of December 31, 2012, the Company's estimated capital loss carryforwards available to offset future realized gains are subject to current and future limitations in accordance with Internal Revenue Code section 382 and expire as follows (in thousands):

December 31, 2013	$	(5,495)
December 31, 2014		(48)
Total	$	(5,543)

As of December 31, 2012 and 2011, the Company had no undistributed taxable income. Tax years from 2009 through 2012 remain open to examination by U.S. federal, state and local, or non-U.S. tax jurisdictions. No income tax provision was recorded for the Company's open tax years.

11. COMMITMENTS AND CONTINGENCIES

The Company has leased office space in which the term expires on June 30, 2014. The lease has been classified as an operating lease. The rental expense for the year ended December 31, 2012, 2011 and 2010 was \$0.4 million, \$0.2 million and \$0, respectively. Under this agreement, annual rental payments will be as follows throughout the term of the lease for the years ending December 31:

2013	$	320,452
2014		162,046
	$	482,498

The Company enters into certain contracts that contain a variety of indemnifications, principally with brokers. As of December 31, 2012 and 2011, no claims have been asserted under these indemnification agreements. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2012 and 2011.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK OR CONCENTRATIONS OF CREDIT RISK

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk, including interest rate swap contracts. These financial instruments contain varying degrees of off-balance sheet risk whereby losses resulting from changes in the fair values of the securities underlying the financial instruments or the Company's obligations thereunder may ultimately exceed the amount recognized in the statement of assets and liabilities.

The notional amounts of the swap and cap contracts do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on swap or cap contracts is limited to the difference between the fair value of the swap and cap plus any accrued interest, minus the fair value of collateral pledge plus any accrued interest. The Company is also subject to credit risk associated with counterparty non performance on repurchase agreements. The Company's exposure to credit risk associated with counterparty nonperformance on repurchase agreements is limited to the difference between the borrowings under repurchase agreements plus any accrued interest, minus the fair value of collateral pledge plus any accrued interest. Any counterparty nonperformance of these transactions is not expected to have a material effect on the Company's financial condition.

The Company's investments are primarily concentrated in securities that pass through collections of principal and interest from underlying mortgages, and there is a risk that some borrowers on the underlying mortgages will default. Therefore, mortgage-backed securities may bear some exposure to credit losses. However, the Company mitigates credit risk by primarily holding securities that are either guaranteed by government (or government-sponsored) agencies.

The Company bears certain other risks typical in investing in a portfolio of mortgage-backed securities. The principal risks potentially affecting the Company's financial position, results of operations and cash flows include the risks that: (a) interest rate changes can negatively affect the fair value of the Company's mortgage-backed securities, (b) interest rate changes can influence borrowers' decisions to prepay the mortgages underlying the securities, which can negatively affect both cash flows from, and the fair value of, the securities, and (c) adverse changes in the fair value of the Company's mortgage-backed securities and/or the inability of the Company to renew short term borrowings under repurchase agreements can result in the need to sell securities at inopportune times and incur realized losses.

The Company enters into derivative transactions with counterparties as hedges of interest rate exposure and in the course of investing. In the event of nonperformance by a counterparty, the Company is potentially exposed to losses, although the counterparties to these agreements are primarily major financial institutions with investment grade ratings.

The Company is subject to interest rate risk. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the market value of fixed income securities tends to decrease. Conversely, as interest rates fall, the market value of fixed income securities tends to increase.

The Company's principal trading activities are primarily with brokers and other financial institutions located in North America. All securities transactions of the Company are cleared by multiple major securities firms pursuant to customer agreements. At December 31, 2012 and 2011, substantially all the investments in securities and receivable for securities sold are positions with and amounts due from these brokers. The Company had substantially all of its individual counterparty concentrations with these brokers and their affiliates.

13. FINANCIAL HIGHLIGHTS

In accordance with financial reporting requirements applicable to investment companies, the Company has included below certain financial highlight information for the years ended December 31, 2012, 2011 and 2010:

	Per Common Share		
	Years Ended December 31,		
	2012	2011	2010
Net asset value, beginning of period	$13.02	$11.59	$13.02
Net income:			
Net investment income	1.63 [a]	2.39 [a]	2.07 [a]
Net gain from investments and swap and cap contracts	1.03 [a]	1.27 [a]	(1.30) [a]
Net income	2.66	3.66	0.77
Dividend on preferred shares	(0.02) [a]	0.00 [a]	0.00 [a]
Net income available to common shares	2.64	3.66	0.77
Capital transactions:			
Distributions on common shares	(2.37)	(1.96)	(1.03)
Tax return of capital distributions	0.00	(0.29)	(1.27)
Issuance of common and preferred stock and amortization of share based compensation	0.02 [a]	0.02 [a]	0.10 [a]
Net decrease in net asset value from capital transactions	(2.35)	(2.23)	(2.20)
Net asset value, end of period	$13.31	$13.02	$11.59
Net asset value total return (%)	20.43%	31.75%	6.68%
Market value total return (%) [b]	7.63%	21.22%	13.52%
Ratios to Average Net Assets			
Expenses before interest expense	1.05%	2.34%	2.68%
Total expenses	3.30%	4.24%	3.97%
Net investment income	11.66%	19.30%	15.35%

(a) Calculated based on average shares outstanding during the period. Average shares outstanding include vested and unvested restricted shares and differs from weighted average shares outstanding used in calculating EPS (see note 3).

(b) Calculated based on the change in market value of the Company's common shares taking into account dividends reinvested in accordance with the terms of the DSPP.

14. SUBSEQUENT EVENTS

On January 1, 2013, an aggregate of 9,366 shares of restricted common stock were granted to certain directors as a portion of their compensation for serving on the Company's board of directors.

The CPR of the Company's Agency RMBS portfolio was approximately 19.3% and 19.2% for the month of January 2013 and February 2013, respectively.

15. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(in thousands)	Three Months Ended			
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Total investment income	$ 79,579	$ 76,631	$ 71,747	$ 65,369
Total expenses	21,165	17,233	14,272	11,972
Net investment income	58,414	59,398	57,475	53,397
Net gain (loss) from investments	(95,994)	221,127	68,586	33,150
Net gain (loss) from swap and cap contracts	(2,363)	(38,618)	(24,356)	(17,429)
Net income (loss)	$ (39,943)	$ 241,907	$ 101,705	$ 69,118
Dividend on preferred shares	(1,452)	(953)	—	—
Net income (loss) available to common shares	$ (41,395)	$ 240,954	$ 101,705	$ 69,118
Net income (loss) per common share basic & diluted	$ (0.24)	$ 1.46	$ 0.87	$ 0.66

(in thousands)	Three Months Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Total investment income	$ 61,631	$ 64,566	$ 65,720	$ 40,980
Total expenses	10,511	14,610	9,335	7,522
Net investment income	51,120	49,956	56,385	33,458
Net gain (loss) from investments	(8,588)	120,959	129,225	19,820
Net gain (loss) from swap and cap contracts	1,561	(74,594)	(86,188)	(1,181)
Net income (loss)	$ 44,093	$ 96,321	$ 99,422	$ 52,097
Dividend on preferred shares	—	—	—	—
Net income (loss) available to common shares	$ 44,093	$ 96,321	$ 99,422	$ 52,097
Net income (loss) per common share basic & diluted	$ 0.53	$ 1.16	$ 1.20	$ 0.74

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2012, our Chief Executive Officer and Chief Financial Officer can provide reasonable assurance that, as of such date, our disclosure controls and procedures were effective.

There have been no changes in our internal controls over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. As a result, even systems determined to be effective can provide only reasonable assurance regarding the preparation and presentation of financial statements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on management's assessment, the Company's management believes that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria. The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company's internal control over financial reporting included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CYS Investments, Inc.
Waltham, MA

We have audited the internal control over financial reporting of CYS Investments, Inc. (formerly Cypress Sharpridge Investments, Inc., the "Company") as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 15, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

February 15, 2013
Boston, Massachusetts

Item 9B. Other Information

ADDITIONAL MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of additional material federal income tax considerations with respect to the ownership of our stock. This summary supplements and should be read together with the discussion under the caption "Material U.S. Federal Income Tax Considerations" in Exhibit 99.3 to our Current Report on Form 8-K filed with the SEC on September 1, 2011.

Recent Legislation

Pursuant to recently enacted legislation, as of January 1, 2013, (1) the maximum tax rate on "qualified dividend income" received by U.S. holders taxed at individual rates is 20%, (2) the maximum tax rate on long-term capital gain applicable to U.S. holders taxed at individual rates is 20%, and (3) the highest marginal individual income tax rate is 39.6%. Pursuant to such legislation, the backup withholding rate remains at 28%. We urge you to consult your tax advisors regarding the impact of this legislation on the purchase, ownership and sale of our stock.

Taxation of U.S. Holders

For payments after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our stock received by U.S. holders who own their stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of our stock received after December 31, 2016 by U.S. holders who own their stock through foreign accounts or foreign intermediaries. We will not pay any additional amounts in respect of any amounts withheld.

Taxation of Non-U.S. Holders

For payments after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our stock received by certain non-U.S. holders if they held our stock through foreign entities that fail to meet certain disclosure requirements related to U.S. persons that either have accounts with such entities or own equity interests in such entities. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of our stock received after December 31, 2016 by certain non-U.S. holders. If payment of withholding taxes is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends and proceeds will be required to seek a refund from the Internal Revenue Service to obtain the benefit or such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference to our definitive Proxy Statement for our 2013 annual stockholders' meeting.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement for our 2013 annual stockholders' meeting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference to our definitive Proxy Statement for our 2013 annual stockholders' meeting.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement for our 2013 annual stockholders' meeting.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement for our 2013 annual stockholders' meeting.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

1. Financial Statements.

See Index to financial statements, included in Part II, Item 8 of this Annual Report on Form 10-K.

2. Schedules to Financial Statements:

All financial statement schedules not included have been omitted because they are either inapplicable or the information required is provided in our Financial Statements and Notes thereto, included in Part II, Item 8, of this Annual Report on Form 10-K.

3. Exhibits

Exhibit Number	Description of Exhibit
3.1(1)	Articles of Amendment and Restatement of CYS Investments, Inc.
3.2(2)	Articles of Amendment to the Articles of Amendment and Restatement
3.3(2)	Articles of Amendment to the Articles of Amendment and Restatement
3.4(3)	Articles of Amendment to the Articles of Amendment and Restatement
3.5(4)	Amended and Restated Bylaws of CYS Investments, Inc.
3.6(5)	Articles Supplementary of 7.75% Series A Cumulative Redeemable Preferred Stock
4.1(3)	Form of Certificate for Common Stock for CYS Investments, Inc.
4.2(5)	Form of Certificate for 7.75% Series A Cumulative Redeemable Preferred Stock for CYS Investments, Inc.
10.1(3)†	Employment Agreement, dated September 1, 2011, between the Company and Kevin E. Grant
10.2(3)†	Employment Agreement, dated September 1, 2011, between the Company and Frances R. Spark
10.3(3)†	Employment Agreement, dated September 1, 2011, between the Company and Richard E. Cleary
10.4(3)†	Employment Agreement, dated September 1, 2011, between the Company and Thomas A. Rosenbloom
10.5(1)†	2006 Stock Incentive Plan
10.6(6)†	Forms of Restricted Stock Award Agreements
10.7(1)†	Form of Stock Option Agreement
10.9(1)	Form of Indemnification Agreement
10.10(7)†	2012 Incentive Compensation Plan
12.1	Statement re: Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.
101.INS XBRL	Instance Document (8)
101.SCH XBRL	Taxonomy Extension Schema Document (8)
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document (8)
101.DEF XBRL	Additional Taxonomy Extension Definition Linkbase Document Created (8)
101.LAB XBRL	Taxonomy Extension Label Linkbase Document (8)
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document (8)

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-11 filed with the Securities and Exchange Commission (File No. 333-142236).

(2) Incorporated by reference from the Registrant's Form 10-K filed with the Securities and Exchange Commission on February 10, 2010.

(3) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2011.

(4) Incorporated by reference from the Registrant's Form 10-K filed with the Securities and Exchange Commission on February 10, 2012.

(5) Incorporated by reference from the Registrant's Current Report Form on 8-K filed with the Securities and Exchange Commission on August 2, 2012.

(6) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2010; the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 22, 2009 and to the Registrant's Registration Statement on Form S-11 filed with the Securities and Exchange Commission (File No. 333-142236).

(7) Incorporated by reference from the Registrant's Current Report Form on 8-K filed with the Securities and Exchange Commission on June 11, 2012.

(8) Submitted electronically herewith. Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) Statements of Assets and Liabilities at December 31, 2012 and 2011; (ii) Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (iii) Statement of Changes in Net Assets for the years ended December 31, 2012, 2011 and 2010; (iv) Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to Financial Statements for the year ended December 31, 2012. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

† Compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CYS INVESTMENTS, INC.

Dated: February 15, 2013

BY: /s/ KEVIN E. GRANT

Kevin E. Grant

Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.

Signature	Title	Date
/s/ KEVIN E. GRANT **Kevin E. Grant**	Chief Executive Officer, President; Director; Chairman of the Board (Principal Executive Officer)	February 15, 2013
/s/ FRANCES R. SPARK **Frances R. Spark**	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 15, 2013
/s/ TANYA S. BEDER **Tanya S. Beder**	Director	February 15, 2013
/s/ DOUGLAS CROCKER, II **Douglas Crocker, II**	Director	February 15, 2013
/s/ JEFFREY P. HUGHES **Jeffrey P. Hughes**	Director	February 15, 2013
/s/ STEPHEN P. JONAS **Stephen P. Jonas**	Director	February 15, 2013
/s/ RAYMOND A. REDLINGSHAFER **Raymond A. Redlingshafer**	Director	February 15, 2013
/s/ JAMES A. STERN **James A. Stern**	Director	February 15, 2013
/s/ DAVID A. TYSON, PHD **David A. Tyson, PhD**	Director	February 15, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1(1)	Articles of Amendment and Restatement of CYS Investments, Inc.
3.2(2)	Articles of Amendment to the Articles of Amendment and Restatement
3.3(2)	Articles of Amendment to the Articles of Amendment and Restatement
3.4(3)	Articles of Amendment to the Articles of Amendment and Restatement
3.5(4)	Amended and Restated Bylaws of CYS Investments, Inc.
3.6(5)	Articles Supplementary of 7.75% Series A Cumulative Redeemable Preferred Stock
4.1(3)	Form of Certificate for Common Stock for CYS Investments, Inc.
4.2(5)	Form of Certificate for 7.75% Series A Cumulative Redeemable Preferred Stock for CYS Investments, Inc.
10.1(3)†	Employment Agreement, dated September 1, 2011, between the Company and Kevin E. Grant
10.2(3)†	Employment Agreement, dated September 1, 2011, between the Company and Frances R. Spark
10.3(3)†	Employment Agreement, dated September 1, 2011, between the Company and Richard E. Cleary
10.4(3)†	Employment Agreement, dated September 1, 2011, between the Company and Thomas A. Rosenbloom
10.5(1)†	2006 Stock Incentive Plan
10.6(6)†	Forms of Restricted Stock Award Agreements
10.7(1)†	Form of Stock Option Agreement
10.9(1)	Form of Indemnification Agreement
10.10(7)†	2012 Incentive Compensation Plan
12.1	Statement re: Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.
101.INS XBRL	Instance Document (8)
101.SCH XBRL	Taxonomy Extension Schema Document (8)
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document (8)
101.DEF XBRL	Additional Taxonomy Extension Definition Linkbase Document Created (8)
101.LAB XBRL	Taxonomy Extension Label Linkbase Document (8)
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document (8)

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-11 filed with the Securities and Exchange Commission (File No. 333-142236).

(2) Incorporated by reference from the Registrant's Form 10-K filed with the Securities and Exchange Commission on February 10, 2010.

(3) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2011.

(4) Incorporated by reference from the Registrant's Form 10-K filed with the Securities and Exchange Commission on February 10, 2012.

(5) Incorporated by reference from the Registrant's Current Report Form on 8-K filed with the Securities and Exchange Commission on August 2, 2012.

(6) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2010; the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 22, 2009 and to the Registrant's Registration Statement on Form S-11 filed with the Securities and Exchange Commission (File No. 333-142236).

(7) Incorporated by reference from the Registrant's Current Report Form on 8-K filed with the Securities and Exchange Commission on June 11, 2012.

(8) Submitted electronically herewith. Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) Statements of Assets and Liabilities at December 31, 2012 and 2011; (ii) Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (iii) Statement of Changes in Net Assets for the years ended December 31, 2012, 2011 and 2010; (iv) Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to Financial Statements for the year ended December 31, 2012. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

† Compensatory plan or arrangement.



Other Stockholder Information

Executive Officers

Kevin E. Grant, CFA
Chief Executive Officer, President
and Chief Investment Officer

Frances R. Spark, ACA
Chief Financial Officer and Treasurer

Richard E. Cleary
Chief Operating Officer
and Assistant Secretary

Thomas A. Rosenbloom
Executive Vice President of Business
Development, General Counsel and Secretary

Board of Directors

Kevin E. Grant, CFA
Chairman of the Board of Directors,
Chief Executive Officer, President
and Chief Investment Officer
CYS Investments, Inc.

Tanya S. Beder
Chairman and CEO, SBCC Group

Douglas Crocker, II
DC Partners, LLC

Jeffrey P. Hughes
Vice Chairman, The Cypress Group

Stephen P. Jonas

Raymond A. Redlingshafer, Jr.
Senior Managing Director,
Clayton Holdings, LLC

James A. Stern
Chairman and CEO, The Cypress Group

David A. Tyson, PhD., CFA
Chief Executive Officer,
RiversEdge Portfolio Advisors LLC

Corporate Headquarters

CYS Investments, Inc.
890 Winter Street
Waltham, Massachusetts 02451
(617) 639-0440
www.cysinv.com

New York Offices

CYS Investments, Inc.
60 Columbus Circle
20th Floor
New York, New York 10023
(212) 515-3206

Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
(800) 622-6757
www.computershare.com

Independent Accountants

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116
(617) 437-2000
www.deloitte.com

Corporate Counsel

Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
(804) 788-8200
www.hunton.com

CYS Investments' Annual Meeting will be held on May 10, 2013, at 9:30 AM Eastern Time at the offices of K & L Gates LLP, State Street Financial Center, One Lincoln Street, 19th Floor, Boston, Massachusetts 02111.



CYS Investments, Inc.
890 Winter Street
Suite 200
Waltham, Massachusetts 02451
(617) 639-0440

www.cysinv.com

CYS Investments, Inc.
60 Columbus Circle
20th Floor
New York, New York 10023
(212) 515-3206